SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to Commission file number: 0-

CHEMGENEX PHARMACEUTICALS LIMITED

(Exact name of Registrant as specified in its charter)

Australia
(Jurisdiction of incorporation or organization)

Pigdons Road

Waurn Ponds

P.O. Box 1069, Grovedale

Victoria 3216 Australia

Telephone number: 011-613-5227-2752

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares without par value (“ordinary shares”)

American Depositary Shares each representing the right to receive 10 ordinary shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of January 31, 2005:

114,797,616 ordinary shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) and (2) has been subject to such filing requirement for the past 90 days.

Yes  No                                                      Not applicable

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒              Item 18  ☐

Please send copies of notice and communications from the Securities and Exchange Commission to:

Ross Kaufman

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

TABLE OF CONTENTS

GLOSSARY

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION
A.	Selected consolidated financial data
B.	Capitalization and indebtedness
C.	Reasons for the offer and use of proceeds
D.	Risk factors

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and development of the Company
B.	Business overview
C.	Organizational structure
D.	Property, plant and equipment

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating results
B.	Liquidity and capital resources
C.	Research and product development programs
D.	Trend information
E.	Off-balance Sheet Arrangements
F.	Tabular Disclosure of Contractual Obligations
G.	Assets Acquired in a Business Combination to be used in Research & Development Activities

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and senior management.
B.	Compensation
C.	Board practices
D.	Employees
E.	Share ownership and options

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major shareholders
B.	Related party transactions
C.	Interests of experts and counsel

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated statements and other financial information
B.	Significant changes

ITEM 9.	THE OFFER AND LISTING
A.	Offer and listing details
B.	Plan of distribution
C.	Markets
D.	Selling shareholders
E.	Dilution
F.	Expenses of the issue

ITEM 10.	ADDITIONAL INFORMATION
A.	Share capital
B.	Constitution
C.	Material contracts
D.	Exchange controls and other limitations affecting security holders
E.	Taxation
F.	Dividends and paying agents
G.	Statement by experts
H.	Documents on display
I.	Subsidiary information

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A	Debt Securities
B	Warrants and Rights
C	Other Securities
D	American Depositary Shares

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROLS AND PROCEDURES

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B	CODE OF ETHICS

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

GLOSSARY

CML

Chronic Myelogenous Leukemia is a malignant cancer of the bone marrow that causes rapid growth of the blood-forming cells (known as myeloid precursors) in the bone marrow, peripheral blood, and body tissues. CML can occur in adults (usually middle-aged) and children. CML affects 1 to 2 people per 100,000 and accounts for 7-20% cases of leukemia.

DACH-Ac-Pt

(1R,2R-diaminocyclohexane) – (trans-diacetato) – (dichloro) – platinum(IV) is a novel platinum analogue that has potential to treat several cancer types. The molecule has been licensed by the M. D. Anderson Cancer Center in Houston, Texas to ChemGenex Pharmaceuticals (CXS299). DACH-Ac-Pt was developed with the goal of overcoming the limitations of existing platinum-based anti-cancer therapeutics currently on the market.

GAD

Glutamic Acid Decarboxylase is an enzyme found on the surface of beta cells in the pancreas. Levels of GAD in the blood are associated with an autoimmune process that leads to inflammation and destruction of beta cells, usually resulting in the development of type 1 diabetes. Diagnostic tests for GAD can be used to indicate an increased risk of type 1 diabetes.

HHT

Homoharringtonine is a natural compound isolated from the Chinese evergreen tree Cephalotaxus harringtonia. HHT has a broad antitumor activity in rodents and antileukemic effects in humans. HHT is used in China for the treatment of leukemia.

MDS

Myelodysplastic Syndrome is a group of conditions caused by abnormal blood-forming cells of the bone marrow. In MDS, the bone marrow cannot produce blood cells effectively, and many abnormal cells are destroyed before they leave the bone marrow or shortly after entering the bloodstream. This results in low blood counts causing anemia and other complications. It is estimated that there are between 10,000 and 15,000 new cases of MDS in the USA each year.

NAT-2

N-Acetyltransferase 2 is an enzyme that metabolizes aromatic amines and hydrazines in the body. Variations in the NAT-2 genes of humans (the NAT-2 genotype) are associated with NAT-2 activity, and individuals can be classified as being fast or slow acetylators. Variation in NAT-2 activity causes different rates of metabolic conversion of molecules ranging from caffeine to various therapeutics.

Psammomys obesus	A species of gerbil also known as the sand rat or the Israeli sand rat. The animal is a well-defined model for dietary induced type 2 diabetes.

PSARL

Presenilin-Associated Rhomboid-like protein is a protein located within the mitochondria that appears to be involved in the regulation of mitochondrial function and energy balance. The mitochondria are sub-cellular organelles that covert energy stored in molecules such as glucose to forms that can be directly used by the cell.

Rattus norvegicus	A common species of laboratory rat also known as the brown rat or the Norway rat.

SGIP1

SH3-Domain GRB2-Like Interacting Protein 1 is a protein that appears to be involved in the regulation of the internalization of neurotransmitter receptors in the brain. Specifically, it appears that SGIP1 is a novel brain-specific component of the neuronal molecular machinery that regulates energy balance in mammals.

USE OF CERTAIN DEFINED TERMS

As used herein the terms “ChemGenex” and the “Company” refer to ChemGenex Pharmaceuticals Limited and its consolidated subsidiaries as at the date of filing.

PRESENTATION OF FINANCIAL INFORMATION; AVAILABLE INFORMATION

The Company’s fiscal year ends on June 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.  The Company prepares annual reports containing consolidated financial statements and an opinion thereon by an independent registered public accounting firm. Such financial statements are prepared on the basis of accounting principles generally accepted in Australia (“A GAAP”). This Registration Statement on Form 20-F contains a reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) of net loss and shareholders’ equity. The Company also prepares half-yearly reports prepared in conformity with A GAAP, which contain interim condensed consolidated financial information that are subjected to a review by an independent registered public accounting firm.

The Company’s consolidated financial statements are reported in Australian dollars. In this Registration Statement on Form 20-F, references to “U.S. dollars”, US$ or “$” are to U.S. currency and references to “Australian dollars” or “A$” are to Australian currency.

ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS

The Company is incorporated under the laws of New South Wales, Commonwealth of Australia.  Almost all of its directors and executive officers, and the experts named in this Registration Statement, reside outside the U.S. A substantial part of the Company’s assets, its directors’ and officers’ assets and such experts’ assets are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon the Company or its directors, executive officers or such experts, or to enforce against them or the Company, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. In addition, the Company has been advised by its Australian lawyers, McCullough Robertson, that there is doubt that the courts of Australia will enforce against the Company, its officers, directors and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Australian courts based upon the federal securities laws of the U.S.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this Registration Statement are “forward-looking statements.” These forward-looking statements include, but are not limited to, statements about the Company’s and its strategic partners’ respective plans, objectives, expectations, estimates, strategies, product approvals and development plans, and anticipated financial results. These statements are typically identified by the use of terms such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “could,” “should,” “seeks,” “will,” “would” and similar words. These statements are based on the Company’s current expectations and beliefs concerning future events but are subject to risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, results of operations, markets, products, prices and prospects, and other factors discussed below and elsewhere in this Registration Statement. These factors may cause the Company’s results to differ materially from the statements made in this Registration Statement or otherwise made by or on behalf of the Company. Item 3.D. “Risk Factors” is a summary (not listed in order of priority) of some of the risk factors that could adversely affect the Company’s results. The risks and uncertainties described are not the only ones the Company faces. Additional risks not presently known to the Company or other factors not perceived by the Company to present significant risks to its business at this time also may impair its business operation. The Company does not undertake to update any of these forward-looking statements or to announce the results of any revisions to these forward-looking statements except as required by law.

PART I

ITEM 1.                                                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Item 1.A                                                  Directors and senior management

The directors of the Company are as follows:

Name	Position/Function	Business Address

J.Brett Heading	Non-Executive Chairman	Level 12, Central Plaza Two 66 Eagle Street Brisbane, QLD 4000 Australia
Dr. Gregory R. Collier	Managing Director	Pigdons Road Waurn Ponds, VIC 3216 Australia
Dr. Dennis M. Brown	Executive Director	3475 Edison Way, Suite M Menlo Park, CA 94025 U.S.A.
Kevin J. Dart	Non-Executive Director	Level 18, 50 Cavill Avenue, Surfers Paradise QLD 4217 Australia
Roger V. Byrne	Non-Executive Director	Level 18, 50 Cavill Avenue, Surfers Paradise QLD 4217 Australia
Elmar J. Schnee	Non-Executive Director	37 rue Saint-Romain Lyon F69379 France

The senior managers of the Company are as follows:

Name	Position/Function

Dr. Gregory R. Collier	Chief Executive Officer	Pigdons Road Waurn Ponds, VIC 3216 Australia
Dr. James A. Campbell	Vice President of Operations	Pigdons Road Waurn Ponds, VIC 3216 Australia
Steven A. Cole	Company Secretary	Level 18, 50 Cavill Avenue, Surfers Paradise QLD 4217 Australia
Dr. Dennis M Brown	President –U.S. Operations	3475 Edison Way, Suite M Menlo Park, CA 94025 U.S.A.
Eric P. Merrigan	Chief Financial Officer	Pigdons Road Waurn Ponds, VIC 3216 Australia
Harry D. Pedersen	Vice President of Business Development	3475 Edison Way, Suite M Menlo Park, CA 94025 U.S.A.
Tina Herbert	Senior Director of Finance and Administration	3475 Edison Way, Suite M Menlo Park, CA 94025 U.S.A.

Dr. Kenneth R. Walder	Senior Director of Research and Development	Pigdons Road Waurn Ponds, VIC 3216 Australia
Dr. John Blangero	Senior Director of Human Genomics	7620 NW Loop 410, San Antonio, Texas 78227-5301 U.S.A.

Item 1.B.  Advisers.

The Company’s principal advisers are as follows:

Name of Adviser	Function

McCullough Robertson	Australian Legal Counsel	Level 12, Central Plaza Two 66 Eagle Street Brisbane, QLD 4000 Australia
Greenberg Traurig, LLP	U.S. Legal Counsel	200 Park Avenue New York, New York 10166
Davies Collison Cave	Patent Attorneys	1 Nicholson Street Melbourne, VIC 3000 Australia

Item 1.C.  Auditors.

For purposes of this Registration Statement, the audited consolidated financial statements of the Company as of and for the years ended June 30, 2004 and 2003 included elsewhere herein have been audited by Deloitte Touche Tohmatsu, whose address is Level 14, 180 Lonsdale Street, Melbourne, VIC 3000 Australia. The audited consolidated financial statements of the Company for the year ended June 30, 2002 included in this Registration Statement have been audited by PKF, whose address is Level 11, CGU Tower, 485 La Trobe Street, Melbourne VIC 3000 Australia. Deloitte Touche Tohmatsu and PKF are members of the Australian Institute of Chartered Accountants.

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

A.                                    Selected consolidated financial data

The following table presents selected financial data of the Company as of the dates and for each of the periods indicated. You should read the selected financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” as well as the Company’s audited consolidated financial statements and notes thereto appearing elsewhere in this Registration Statement.

The selected consolidated financial data as of June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 have been derived from, and are qualified in its entirety by reference to, the Company’s audited consolidated financial statements and notes thereto included elsewhere in this Registration Statement. The selected financial data as of June 30, 2002, 2001 and 2000 and for each of the two years in the period ended June 30, 2001 have been derived from, and are qualified in its entirety by reference to the Company’s audited consolidated financial statements and notes thereto which are not included in this Registration Statement.

The Company prepares its consolidated financial statements in accordance with A GAAP, which differ in certain significant respects from U.S. GAAP. A description of the significant differences and reconciliations of net loss and shareholders’ equity for the periods and as of the dates therein indicated are set forth in Note 26 to the Company’s consolidated financial statements included elsewhere herein.

Selected consolidated financial data as of and for the years ended June 30, 2004, 2003, 2002, 2001 and 2000 is set out below.

	2004 As	2003	2002	2001	2000
	Restated (a)
	A$’000, except per share data
Consolidated Statements of Financial Performance Data in Accordance with A GAAP:

Revenues from ordinary activities	3,595	5,205	4,688	4,683	2,278

Research and development expenditure	(4,387)	(4,651)	(4,853)	(6,153)	(5,114)
Employee costs(b)	(828)	(818)	(664)	—	—
Patent costs	(473)	(145)	(244)	(66)	—
Legal costs	(3)	(82)	(1,167)	—	—
Other professional expenses(c)	(365)	(495)	(924)	—	—
Depreciation	(258)	(256)	(111)	(184)	(20)
Amortization	(31)	—	—	—	—
Non-current asset write-down(d)	—	(294)	—	(2,139)	(4,662)
Borrowing costs expense	—	—	(6)	(25)	(115)
Other expenses from ordinary activities(e)	(421)	(351)	(4,185)	(2,659)	(1,401)
Operating loss	(3,171)	(1,887)	(7,466)	(6,543)	(9,034)
Profit on sale of subsidiary	—	—	—	3,125	—
Net loss	(3,171)	(1,887)	(7,466)	(3,418)	(9,034)

Basic and diluted loss per share (A$)(f)	(0.05)	(0.04)	(0.20)	(0.09)	(0.25)
Basic and diluted weighted average number of shares(f)	57,678,611	47,598,708	37,904,261	37,816,968	35,748,706

	2004	2003
	A$’000, except per share data
Consolidated Statements of Financial Performance Data in Accordance with U.S. GAAP

Revenues from ordinary activities	3,490	4,997
Net loss	(20,060)	(1,943)
Basic and diluted loss per share (A$)	(0.35)	(0.04)

	2004	2003	2002	2001	2000
	(As restated)(a)
	A$’000
Consolidated Statements of Financial Position Data in Accordance with A GAAP:

Cash assets	942	3,059	2,383	7,095	11,197
Plant and equipment, net	842	1,067	1,303	345	665
Total assets	18,834	4,310	4,339	8,304	14,321
Long-term debt	—	—	—	16	77
Total liabilities	2,121	447	4,728	1,379	821
Net assets	16,713	3,863	(389)	6,925	13,500
Accumulated deficit	(64,411)	(61,240)	(59,353)	(51,887)	(48,469)
Contributed equity	70,257	54,236	48,097	47,945	47,944
Reserves	10,867	10,867	10,867	10,867	14,025

	2004	2003
	A$’000
Consolidated Statements of Financial Position Data in Accordance with U.S. GAAP

Total assets	2,252	4,495
Net assets	131	4,048
Contributed equity	69,865	54,236

(a)   The A GAAP consolidated financial statements as of and for the year ended June 30, 2004 have been restated. Refer to Note 25 to the Company’s audited consolidated financial statements included elsewhere in this Registration Statement for a description and summary of the significant effects of the restatement.

(b)  In fiscal 2001 and fiscal 2000, the Company was party to an agreement that outsourced all employee costs. As such these costs, which cannot be broken out, form part of “Other expenses from ordinary activities.”

(c)   Other professional expenses comprise consulting and advisory costs, scientific advisory board costs, and accounting and auditing costs.

(d)  Non-current asset write-down comprises the carrying amount of investments sold and diminution of investments.

(e)   Other expenses from ordinary activities comprise administration costs (including management fees for fiscal 2002, 2001 and 2000), travel expenses and outsourced employee costs for fiscal 2001 and 2000.

(f)  There was a 5:1 share split in fiscal 2001. Per share amounts and weighted average of number of shares outstanding for periods prior to the share split have been adjusted retroactively.

The selected consolidated financial data as of December 31, 2004 and for the six months ended December 31, 2004 and 2003 have been derived from, and are qualified in its entirety by reference to, the Company’s unaudited interim condensed consolidated financial statements and notes thereto included elsewhere in this Registration Statement.  In the opinion of management, the unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which are of a normal recurring nature, that the Company considers necessary for a fair presentation of its consolidated financial position and results of operations for the interim periods presented.

Refer to Note 8 to the unaudited interim condensed consolidated financial statements included elsewhere herein for a reconciliation to U.S. GAAP of net loss and total equity for the dates and periods indicated therein.

Selected consolidated financial data as of December 31, 2004 and for the six months ended December 31, 2004 and 2003 is set out below.

	Half Year to Dec 31, 2004	Half Year to Dec 31, 2003
	(As restated)(a)
	A$’000, except per share data
Consolidated Statements of Financial Performance Data in Accordance with A GAAP:

Revenues from ordinary activities	1,737	1,906

Research and development expenditure	(2,515)	(2,419)
Employee costs	(1,091)	(383)
Amortization of goodwill	(424)	—
Depreciation of plant and equipment	(134)	(129)
Administration	(879)	(272)
Net loss	(3,306)	(1,297)

Basic and diluted loss per share (A$)	(0.03)	(0.02)
Basic and diluted weighted average number of shares	98,747,704	57,027,740

Consolidated Statements of Financial Performance Data in Accordance with U.S. GAAP
Revenues from ordinary activities	1,654	1,857
Net loss	(2,983)	(1,606)
Basic and diluted loss per share (A$)	(0.03)	(0.03)

Consolidated Statements of Financial Position Data in Accordance with A GAAP:
Cash assets	3,613
Plant and equipment, net	712
Total assets	21,011
Total liabilities	1,508
Net assets	19,503
Accumulated deficit	(67,717)
Contributed equity	76,353
Reserves	10,867

Consolidated Statements of Financial Position Data in Accordance with U.S. GAAP
Total assets	4,613
Net assets	3,105
Contributed equity	76,062

(a)          The A GAAP consolidated financial statements for the six months ended December 31, 2004 have been restated. Refer to Note 7 to the Company’s unaudited interim condensed consolidated financial statements included elsewhere in this Registration Statement for a description and summary of the significant effects of the restatement.

Dividends

No dividend has been paid by the Company in the five fiscal years up to and including fiscal 2004.

Exchange rates

The consolidated financial statements of the Company which form part of this Registration Statement are presented in Australian dollars (A$).

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per A$1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Month	Month’s highest exchange rate	Month’s lowest exchange rate
May 2005	0.7810	0.7550
April 2005	0.7834	0.7658
March 2005	0.7974	0.7685
February 2005	0.7940	0.7669
January 2005	0.7790	0.7578
December 2004	0.7805	0.7495

Years ended June 30,	Period End	Average	High	Low
2005 (through to June 17, 2005)	0.7776	0.7528	0.7974	0.6880
2004	0.6952	0.7134	0.7979	0.6390
2003	0.6713	0.5847	0.6729	0.5280
2002	0.5628	0.5237	0.5748	0.4841
2001	0.5100	0.5372	0.5996	0.4828
2000	0.5971	0.6282	0.6703	0.5685

B.                                    Capitalization and indebtedness

The capitalization of the Company as of December 31, 2004 in accordance with A GAAP, on an actual basis and as adjusted for material changes subsequent to December 31 2004, is set forth below.  The Company has no bank or other long-term debt.

	At December 31, 2004 Actual	As adjusted for material changes subsequent to December 31, 2004
	A$
Shareholders’ equity
Contributed equity(a)	76,353,043	84,548,043
Reserves	10,866,878	10,866,878
Accumulated deficit	(67,717,321)	(67,717,321)
Total shareholders’ equity	19,502,600	27,697,600

Total capitalization	19,502,600	27,697,600

(a)     On January 24, 2005, the Company raised A$8,195,000 through a 15% placement of ordinary shares to existing and new shareholders at A$0.55 per share (nil issue costs).

C.                                    Reasons for the offer and use of proceeds

Not applicable.

D.                                    Risk factors

Prospective investors and shareholders should be aware that any investment in the Company involves a degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make or hold an investment in the Company. Any or all of these factors could have a material and adverse effect on the Company’s operational results, financial condition and prospects. Furthermore, the trading price of ChemGenex shares could decline resulting in the loss of all or part of any investment therein.

The Company has a history of operating losses and negative cash flow and may never become profitable

ChemGenex is a development stage company that has a history of operating losses. These losses have arisen mainly from the costs incurred in research and development of its products and general administrative costs. For the year ended June 30, 2004, the Company’s net loss was A$3,171,140 and its accumulated deficit as of June 30, 2004 was A$64,411,243. For the six months to December 31, 2004 the Company’s accumulated deficit increased by A$3,306,078 to A$67,717,321. The Company expects to continue to incur operating losses over the next three years and may never be profitable. To date, the Company has generated revenues through research and development funding from its partners, milestone payments and contract research. In order to support the research and development of the Company’s business, the Company plans to incur expenses in excess of revenue. The Company’s strategy is to utilize its understanding of the genetics of complex diseases and its expertise in medicinal chemistry to identify novel targets for therapeutic intervention and to develop personalized medicines particularly in the field of cancer. The discovery of novel gene and protein targets and the subsequent development of therapeutic products based on these targets is an expensive process and the Company has partnered its discovery programs in diabetes and obesity and in depression with international pharmaceutical companies (Merck Santé and Vernalis, respectively). The Company’s cancer program has led to the development of two therapeutic agents that are currently in clinical trial in the U.S. The Company may not develop any products and any other products it may develop may not generate revenues.

Additional funding is likely to be required to give the Company time to reach profitability. Raising such additional funding could entail restrictions on the rights of holders of ordinary shares. If the Company is unable to raise additional funds it may have to curtail its operations.

The Company’s need for capital at any given time depends on a number of factors, including:

•                  the ability to enter collaborations to support its research and development programs;

•                  the amount, and timing, of milestone payments the Company receives from its collaborators;

•                  the rate of progress and cost of the Company’s research activities;

•                  the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•                  the costs and timing of obtaining regulatory approvals for the Company’s products;

•                  the emergence of competing products and other adverse market development; and

•                  changes in, or termination of, the Company’s existing collaboration and licensing arrangements.

The Company may not receive further revenues from collaboration and licensing agreements or changes in the development of the Company’s drug candidates may cause available capital resources to be used more quickly than expected.

While it has no present plans or intentions to raise additional capital, the Company is likely in the future to require additional funds, in addition to funds received from licensing and collaboration agreements, to continue research and development. It is likely that the Company will seek funds through further licensing and collaboration agreements and through additional sale of the Company’s securities. The Company may not be able to secure licensing and collaboration agreements on satisfactory terms, if at all. Also, the public markets for new issues of biotechnology company securities are volatile and competitive. The Company may not be able to attract additional funds on acceptable terms, if at all. The Company also may decide to access the public equity markets whenever conditions are favorable, even if the Company does not have an immediate need for additional capital at that time.  If the Company raises additional funds by issuing equity securities, dilution to shareholders may result. This might be the case, for example, because U.S. investors may not be able to participate in certain fund raising, such as rights offerings, under applicable securities laws and may therefore be diluted. Other shareholders may not have the means to exercise their rights in such an offering, and will see their interests diluted, and the price at which any further capital raising is made also may be below the price at which other investors acquired their shares.

If adequate funds are not available, the Company may have to significantly reduce its research and development programs or obtain funds through licensing and collaboration agreements at an earlier stage in the drugs’ development than the Company envisaged. If adequate funds are not available on acceptable terms, its ability to invest in the progress of its development programs and product portfolio will be materially and adversely affected, with the result that its prospects are less favorable.  Following the issue of 14,900,000 shares at A$0.55 cents each on January 24, 2005 ChemGenex had working capital of approximately A$10.5 million. Based on the anticipated cash flow requirements of the Company’s existing research and development activities, the Board has concluded that these funds should be sufficient to support operations until late 2006.

The Company anticipates a net loss in fiscal 2005.

If the Company is unable to retain and attract key employees, it’s scientific and management capabilities could be reduced.

The loss of key employees could weaken the Company’s scientific and management capabilities, resulting in delays in the development of its cancer clinical trials and broader research programs thus impacting negatively on the Company’s business. ChemGenex is significantly dependent on certain scientific and management personnel, including Dr. Gregory R. Collier, Dr. Dennis M. Brown, Dr. James A. Campbell, Harry D. Pedersen, Eric P. Merrigan, Tina Herbert, Dr. Kenneth R. Walder, and Dr. John Blangero. Although the Company has entered into employment or consultancy arrangements with each of the Company’s key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Companies such as ChemGenex are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programs, collaborative relationships and strategic goals. The loss of these key employees and the Company’s inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Company because the Company’s scientific and management capabilities would be reduced.

The Company is dependent on its academic collaborators, consultants and scientific advisors and their confidentiality.

The Company has relationships with collaborators and consultants at academic and other scientific institutions who conduct research under contractually defined terms at the Company’s request.  It is the Company’s policy that all of its employees, academic collaborators, consultants and scientific advisors enter into confidentiality agreements that control the dissemination of all intellectual property produced that results from their work for the Company.  It is possible; however, that unauthorized dissemination of such confidential information could materially adversely affect the Company’s business, financial condition and results of operations.  Such collaborators also could enter into employment agreements or consulting arrangements with competitors.

The Company may not be successful in its clinical trials programs.  These programs are costly, time consuming and of uncertain outcome.  If such programs are not successful, the Company may invest substantial amounts of time and money without developing revenue-producing products.

Clinical trials of promising products can take years, the duration depending among other factors on type, complexity, novelty and intended use of the product candidate. The Company may fail to successfully complete clinical trials and bring products to market for a number of reasons, including:

•                  as the Company enters a more extensive clinical program in several different diseases, the data generated in these studies may not be as compelling as the earlier results;

•                  unforeseen safety issues or side effects;

•                  variability in the number and types of patients available for each study, and difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•                  delays resulting from review board action at institutions assisting the Company with its clinical trials; and

•                  the failure to obtain required regulatory approvals.

If the products that the Company brings to market are not commercially successful, the Company’s liquidity may be adversely affected.

The Company’s success depends on acceptance of the Company’s products by the market, including physicians and third-party payers, and consequently the Company’s liquidity and viability as a going concern may be adversely affected if it is unable to achieve market acceptance of its products. Factors that may affect the rate and level of market acceptance of any of the Company’s products include:

•                  the existence or entry onto the market of superior competing products or therapies;

•                  the price of the Company’s products compared to competing products;

•                  public perception regarding the safety, efficacy and benefits of the Company’s products compared to competing products or therapies;

•                  the effectiveness of the Company’s sales and marketing efforts and those of the Company’s marketing partners;

•                  regulatory developments related to manufacturing or use of the Company’s products;

•                  the willingness of physicians to adopt a new treatment regimen; and

•                  publicity concerning the product type in general.

Even if the Company’s products are approved, they may still face later regulatory difficulties, which could impair its ability to market its products or force it to incur substantial additional expenses.

Even if the Company receives regulatory approval to sell any of its products, the U.S. Food and Drug Administration (“FDA”), the Australian Therapeutics Goods Administration or comparable foreign regulatory agencies could require the Company to conduct post-marketing trials to further evaluate safety and efficacy or could prevent the Company from using the labeling claims which the Company would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Company fails to comply with regulatory requirements, regulators could:

•                  impose fines against the Company;

•                  impose restrictions on the product, its manufacturer, or the Company;

•                  require the Company to recall or remove a product from the market;

•                  suspend or withdraw its regulatory approvals;

•                  require the Company to conduct additional clinical trials;

•                  require the Company to change its product labeling; or

•                  require the Company to submit additional marketing applications.

If any of these events occur, the Company’s ability to sell its products will be impaired and the Company may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, the Company is still required to obtain price reimbursement approval. This may delay the marketing of the Company’s products or, when approval cannot be obtained, mean that the product cannot be sold at all.

If the Company is unable to keep pace with technological change or with the advances of its competitors, its technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Company’s drugs or make them obsolete. The field of biotechnology is characterized by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Company’s drug candidates less competitive or even obsolete before they generate revenue.

The Company’s business faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Company’s therapeutics programs.  As a result its competitors may be able to establish superior proprietary positions.

The Company’s competitors in the biotechnology and pharmaceutical industries may have superior research and development capabilities, drugs, manufacturing capability or marketing expertise. Many of the Company’s competitors have significantly greater financial and human resources and may have more experience in research and development. As a result, the Company’s competitors may develop safer or more effective drugs, or implement more effective sales and marketing programs or be able to establish superior proprietary positions. In addition, the Company anticipates that it will face increased competition in the future as new companies enter the Company’s markets and alternative drugs become available.

The Company’s products under development are expected to address a broad range of markets including, but not limited to anti-cancer drugs for the treatment of chronic myelogenous leukemia (“CML”) and other forms of leukemia, prostate cancer and other solid tumors, Type II diabetes, obesity and depression. The Company’s competitive position will be determined in part by the potential indications for which the Company’s products are developed and ultimately approved by regulatory authorities. The relative speed with which the Company or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

The Company’s competitors may be developing products that could compete with the products the Company is developing. The Company and its collaborators will need to persuade patients and physicians to adopt its products over its competitors’ products.

In the field of cancer therapeutics the Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques, such as Antigenics’ HSPPC-70 personalized cancer vaccine, currently in a Phase II trial in CML.  Bristol-Myers Squibbs’ BMS-354825 is beginning a Phase II study for CML patients who have developed resistance to Gleevec®.  Supergen has three Phase II studies ongoing with decitabine in CML.  Conforma’s CNF-1010 is in a Phase I study in CML. OncoPharm and American Biosciences have supported clinical trials with homoharringtonine (listed as an example product candidate – Refer Item 4B. Business Overview – ChemGenex’s development pipeline) in the U.S. and Europe. Xanthus Life Sciences is currently conducting a Phase I/II study with amonafide malate (listed as an example product candidate – Refer Item 4B. Business Overview – ChemGenex’s development pipeline) in prostate cancer.  The previous list is indicative only, and there may be other competitive trials or technologies elsewhere in the world. Additionally, many of the Company’s competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than the Company does.

In the fields of “Diabetes and Obesity” and Depression therapeutics the Company faces competition from several internationally-regarded genomics and target discovery companies that are active in the search for new potent therapeutics against these diseases. Companies such as DeCode Genetics, Curagen Corporation and Exelixis are applying different proprietary technologies to the search for novel targets.

If the healthcare industry limits coverage or reimbursement levels, the acceptance of the Company’s products could suffer.  It may not be able to sell its drug profitably.

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare facilities.  During the past several years, the healthcare industry has been subject to increased government regulation of reimbursement rates and capital expenditures.  Among other things, third party payers are increasingly attempting to contain or reduce healthcare costs by limiting both coverage and levels of reimbursement for healthcare products and procedures. Cost control policies of third party payers, including government agencies, may adversely affect acceptance and use of the Company’s product line.

If the Company is unable to successfully establish and protect its intellectual property, which is significant to the Company’s competitive position, its competitors may be able to take advantage of its research and development efforts.

The Company’s success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. The Company owns a portfolio of patents and patent applications. There is a significant delay between the time of filing of a patent application and the time its contents are made public, and others may have filed patent applications for subject matter covered by the Company’s pending patent applications without the Company being aware of those applications. The Company’s patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Even if the Company obtains patents, they may not be valid or enforceable against others. Moreover, even if the Company receives patent protection for some or all of its products, those patents may not give the Company an advantage over competitors with similar products.

To develop and maintain its competitive position, the Company also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation, which it protects with security measures it considers to be reasonable, including confidentiality agreements with its collaborators, consultants and employees. The Company may not have adequate remedies if these agreements are breached and the Company’s competitors may independently develop any of this proprietary information.

If the Company fails to obtain adequate protection for its intellectual property, the Company’s competitors may be able to take advantage of the Company’s research and development efforts. The Company’s success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, drugs and processes. The Company may not be able to obtain patent protection for the use of certain drug compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Company’s patent position is therefore uncertain and involves complex legal and factual issues. This risk factor is one that faces many companies in the biotechnology industry and the Company is not aware of any Company-specific risks.

The Company may incur substantial costs as a result of disputes relating to intellectual property.

The Company may have to initiate litigation to enforce its patent and license rights. If the Company’s competitors file patent applications that claim technology also claimed by the Company, the Company may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Company to significant liabilities and require the Company either to cease using a technology or to pay license fees.

The Company could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Company’s favor. Some of the Company’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Company can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on the Company’s ability to bring a technology to market, enter into collaborations in respect of the disputed or other technologies, or raise additional funds.

The Company cannot guarantee that its collaborators will devote sufficient resources to collaborations with the Company or that the Company’s technologies can be developed and commercialized without these collaborators.

The Company’s success is dependent on its collaborators and contractors. The Company’s collaborators have substantial responsibility for some of the development and commercialization of the Company’s products. Certain of the Company’s collaborators also have significant discretion over the resources they devote to these efforts. The Company’s success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Currently, ChemGenex’s most important collaborators are Merck Santé (a subsidiary of the German company Merck KGaA) and Vernalis (R&D) Limited (a subsidiary of the U.K. based listed company Vernalis plc); under the terms of the contracts establishing the strategic alliances with Merck Santé and Vernalis either party can terminate the agreement at any time the alliance permits them to or if either party materially breaches the contract. For additional information see Item 4B, “Business overview — Commercial and research and development collaborations.”

The Company’s business will rely on these strategic partners. If the relationship with any one of these partners is adversely affected, the Company’s preclinical or clinical development of product candidates and results of operations may be slowed or terminated. In addition, the Company will be unable to provide all of its research, development, manufacturing, marketing or sales needs and so the Company will depend on contractors providing such services and upon the effort and skill of the companies providing those services.

The Company cannot guarantee that:

•                  existing collaborative arrangements or license agreements will be able to be maintained;

•                  any new collaborative arrangements or license agreements will be on favorable terms; or

•                  any collaborative arrangements or license agreements will prove successful.

If the Company is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, this may have a negative impact on the reputation of the Company or its ability to secure additional collaborations in the future.

The Company may not be able to bring any of the drug candidates it is developing to market.

Development of drug candidates involves a lengthy and complex process. Any drug candidate that the Company seeks to offer commercially to the public must be put through extensive research, development and pre-clinical and clinical testing which will be costly to the Company. This development process takes several years. In addition, the Company or its partners will need to obtain regulatory approvals to conduct clinical trials and manufacture drugs before they can be marketed. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use. Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products.

The Company may fail to successfully develop a drug candidate for many reasons, including:

•                  the failure to establish any collaborative third party agreements to support drug development;

•                  the failure to produce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the compound at commercially acceptable quantities and prices;

•                  the failure of the drug in pre-clinical studies;

•                  the inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

•                  the failure to obtain required regulatory approvals.

ChemGenex Pharmaceuticals Limited shares may fluctuate in value.

The market price for ChemGenex Pharmaceuticals Limited shares and the securities of other similar companies have been volatile. During fiscal 2004, the ChemGenex Pharmaceuticals Limited closing share price ranged from A$0.42 to A$0.73 and from July 1, 2004 to June 17, 2005 ranged from A$0.43 to A$0.73.  Factors that could significantly impact the market price of ChemGenex Pharmaceuticals Limited shares in the future other than those described elsewhere in this Registration Statement include:

•                  announcements concerning research activities, technological innovations, clinical trials or financial results by the Company or its competitors;

•                  termination of collaborations by the Company or its partners;

•                  governmental regulatory initiatives;

•                  the FDA, the Australian Therapeutic Goods Administration or European Medicines Evaluation Agency approving or denying new applications;

•                  patent or proprietary rights developments;

•                  public concern as to the safety or ethical implications of biotechnology products;

•                  sales of substantial amounts of the Company’s shares by existing shareholders;

•                  price and volume fluctuations in the stock market at large that do not relate to the Company’s operating performance;

•                  changes in financial estimates by securities analysts, comments by securities analysts, or the Company’s failure to meet analysts’ expectation;

•                  actual or anticipated variations in periodic operating results;

•                  new products or services introduced or announced by the Company or its competitors;

•                  changes in the market valuations of other similar companies;

•                  announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•                  additions or departures of key personnel.

The Company’s products may not receive and maintain regulatory approval. The complexity and multi-jurisdictional nature of the applicable regulatory processes could result in delays in achieving such regulatory approval, which would have an adverse effect on the Company’s financial conditions, its programs and projected revenues.

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the U.S., Australia and Europe and by regulatory agencies in other countries where the Company intends to market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labeling and marketing of drugs and also review the quality, safety and effectiveness of such products. These regulatory requirements are a major factor in determining whether a technology can be developed into a marketable clinical application or a specific product and the amount of time and expense associated with such development.

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Company is developing. The development, clinical evaluation, manufacture and marketing of the Company’s products and ongoing research and development activities are subject to regulation by governments and regulatory agencies in all territories within which the Company intends to manufacture and market its products (whether themselves or through a partner). The Company’s products may not successfully complete the clinical trial process. Similarly, regulatory approvals to manufacture and market the Company’s products may not ultimately be obtained.

The time taken to obtain regulatory approval varies between countries. The Company’s products may not be approved in any country within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialization of its products. Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product’s indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country’s authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Company’s liquidity and financial condition.

The Company has not had any of its product candidates receive approval for commercialization in Australia, the U.S. or elsewhere.

The Company may be unable to secure adequate insurance at an acceptable cost.  Failure to secure such insurance may expose the Company to liability in the event of a claim.

The Company’s business exposes it to potential product liability, professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products.  The Company in carrying out its activities will potentially face contractual and statutory claims, or other types of claims.  Consumers, healthcare producers or persons selling products based on the Company’s technology may be able to bring claims against the Company based on the use of such products in clinical trials and the sale of products based on the Company’s technology. The Company is insured for product liability with a policy covering US$2,000,000 that covers bodily injury or property damage arising out of the Company’s products used in the regular course of the clinical trials. The policy was recently renewed for the period from October 1, 2004 to October 1, 2005. The Company also carries directors’ and officers’ liability policies in the U.S. and Australia, with coverage of US$5,000,000 and A$3,000,000, respectively, and customary employer’s liability, fiduciary liability and property insurance coverages in amounts that are considered usual for similarly situated companies. Product liability or any future necessary insurance cover may not be available to the Company at an acceptable cost, if at all, and if there is any claim, the level of the insurance the Company carries now or in the future may not be adequate. Similarly, a product liability, professional indemnity or other claim may materially and adversely affect the Company’s liquidity or its ability to continue to progress its product development. In addition, it may be necessary for the Company to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Company’s insurance coverage may not be adequate.

The Company may face product liability claims.

The testing, marketing and sale of human health care products entails an inherent risk of product liability.  The Company in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Company is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of medical devices and drug products. Consumers, healthcare producers or persons selling products based on the Company’s technology may be able to bring claims against the Company based on the use of such products in clinical trials and the sale of products based on the Company’s technology.

The Company may be subject to special interest groups and adverse public opinion.

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. ChemGenex arranges for such work either directly or through its collaborators. While the Company has not been subject to the attention of special interest groups, or any adverse public opinion of which it is aware, such work entails the risk of adverse public opinion and the attention of special interest groups, including those of animal rights activists.  These groups may in the future focus on the Company’s activities or those of its licensees or collaborators, and this might adversely affect the Company’s operations, by requiring it to curtail its activities or to change its testing procedures.

The pharmaceutical and biotechnology industries are frequently subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as political controversy over the impact of novel techniques and therapies on humans, animals and the environment. While there has to date been no adverse publicity about the Company, its collaborators, or its products, such adverse publicity in the future, should it arise, may hurt the Company’s public image, which could harm its operations, cause its share price to decrease or impair its ability to gain market acceptance for its products.  The Company has adopted an ethics policy for genetic research.

ITEM 4.                                                     INFORMATION ON THE COMPANY

A.                                    History and development of the Company

The Company was founded in September 1958 as N & B Finance and Development Corporation. It was renamed the Kingsway Finance Group in August 1964 and then became Australia Wide Industries Limited in May 1986. Australia Wide Industries Limited listed on the Australian Stock Exchange (“ASX”) in July 1986 and operated for ten years as a listed mining and exploration company (ASX: AWI). The Company commenced biotechnology activities in July 1996 and changed its name to Autogen Limited (ASX: AGT) in May 1999. Autogen Limited, in turn, changed its name to AGT Biosciences Limited in March 2003 and then to ChemGenex Pharmaceuticals Limited (ASX: CXS) in June 2004. Biotechnology remains the focus of the Company’s activities. The Company’s Australian Business Number (ABN) is 79 000 248 304. It operates pursuant to its constitution, the Australian Corporations Act 2001, other legislation in Australia and the U.S., and the rules of the ASX.  The Company’s representative in the U.S. is Dr. Dennis M Brown, President – U.S. Operations, 3475 Edison Way, Suite M, Menlo Park, CA 94025 U.S.A. The Company’s registered office is Edmondson Turner & Co., 439 Bay Street, Brighton, Melbourne, Victoria 3186 Australia.  Its principal administration office is Pigdons Road, Waurn Ponds, Victoria 3217 Australia.  Its telephone number is +613-5227-2752.  The Company’s website address is www.chemgenex.com.  Information on the Company’s website and websites linked to it does not constitute part of this Registration Statement.

The Company in its present form is the result of the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. which was approved by shareholders in the General Meeting on June 21, 2004 and concluded on the same date. ChemGenex is a genomics-driven pharmaceutical development company dedicated to improving the lives of patients by developing novel therapeutics in the areas of cancer, obesity, diabetes and depression. The Company has two molecules in Phase II clinical trials in the U.S. and has a pipeline of pre-clinical anti-cancer compounds in development The Company has assembled a comprehensive technology platform that enables the identification of novel targets for complex diseases.. These discoveries are then validated with a range of systems biology approaches and evaluated in terms of “drugability”. The target discovery and validation approach is based on:

•                  A collection of tissue and DNA samples from worldwide population groups (>44,000 samples);

•                  Validated animal model systems for diabetes/obesity and depression/anxiety;

•                  A 1400 Central Processing Unit parallel Linux cluster supercomputer for statistical analysis of genetic data;

•                  The eXpress Technology Platform, a proprietary research engine for rapid target discovery and validation for any disease.

The Company’s development platform is more fully discussed at Items 4B. “Business Overview” and 4C “Research and Product Development Programs.”

The Company’s research commitments (not including fees payable to scientific consultants and advisors to the Company) as of June 30, 2004 are as follows:

A one year, A$1,150,000 extension to a research agreement first signed on February 28, 1997 with Deakin University (Geelong, Australia) and the International Diabetes Institute (Melbourne, Australia) to conduct gene discovery research according to instruction from the Company in the fields of obesity and diabetes. This agreement is called “Research Agreement – Psammomys obesus Diabetes / Obesity Discovery”. The extension covers the period from July 1, 2004 to June 30, 2005.

A one year, A$1,040,000 extension to a research agreement first signed on June 26, 2000 with Deakin University (Geelong, Australia) to conduct gene and protein validation research according to instruction from the Company in the fields of obesity and diabetes. This agreement is called “Research Agreement – Functional Studies”. The extension covers the period from July 1, 2004 to June 30, 2005.

A one year, A$380,000 extension to a research agreement first signed on August 16, 2000 with Deakin University (Geelong, Australia) to conduct gene discovery and validation research according to instruction from the Company in the fields of depression and anxiety. This agreement is called “the Research Agreement for Depression and Anxiety”. The extension covers the period from July 1, 2004 to June 30, 2005.

The Company has recently signed an agreement dated April 21, 2005 with Deakin University to consolidate the three research agreements listed above.  This consolidation has no effect on the scheduled expenditures for the period to June 30, 2005.

A one year, A$1,104,190 extension to a research agreement first signed on January 14, 1998 with the International Diabetes Institute (Melbourne, Australia) to conduct gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes. This agreement is called “Research Agreement for Human Diabetes / Obesity Discovery”. The extension covers the period from July 1, 2004 to June 30, 2005.

A one year, US$365,560 (A$481,000) extension to a research agreement first signed on December 31, 2002 with the Southwest Foundation for Biomedical Research (San Antonio, Texas, U.S.) to conduct human genomics research according to instruction from the Company. This agreement is called “the Research Agreement”. The extension covers the period from July 1, 2004 to June 30, 2005.

Approved cancer research and clinical trials expenditure through ChemGenex Pharmaceuticals, Inc. of A$1,008,871. This will fund ongoing development of pre-clinical programs (A$181,728), ongoing consultancies with cancer clinical specialists (A$331,429), clinical trial patient enrollment costs (A$178,571), manufacturing costs for Ceflatonin® (A$111,429), clinical trial costs for Quinamed® (A$107,143) and manufacturing costs for Quinamed® (A$98,571).

The Company had no fixed asset commitments as at December 31, 2004, and has incurred no significant fixed asset expenditure since that date. Expenditure on plant and equipment is usually minimal due to the Company’s outsourcing arrangements. Recent capital expenditure on plant and equipment is as follows:

Plant and equipment expenditure (A$000)

Six months ended December 31, 2004	5

Year ended June 30, 2004	8

Year ended June 30, 2003	21

Year ended June 30, 2002	1,068

The expenditure of over A$1 million in fiscal 2002 related to a strategic once-off acquisition of research equipment.

Important events since June 30, 2004.

Key events since June 30, 2004 include:

•                  On July 14, 2004, there was a 15% placement of 13,009,244 ordinary shares to major shareholders, Merck Santé and Queensland Investment Corporation, as well as institutional and sophisticated investors to raise A$6.2 million for working capital requirements.  (Note - Australian Stock Exchange Listing Rule 7.1 allows companies to issue additional share capital, up to the equivalent of 15% of existing issued share capital in any 12 month period, without seeking shareholder approval.  Once shareholder approval has been subsequently confirmed companies may again issue up to 15% of issued shares as additional capital.  This rule allows companies to issue additional capital without incurring the costs associated with convening an extraordinary general meeting of shareholders to approve such issues).

•                  On August 31, 2004 the Company entered into a partnership agreement with Vernalis (R&D) Limited, based in the U.K., to jointly advance the Company’s depression and anxiety target discovery program.

•                  On January 24, 2005, there was a 15% placement of 14,900,000 ordinary shares to major shareholders, Charter Pacific Corporation Limited, Merck Santé and Queensland Investment Corporation, as well as institutional and sophisticated investors to raise A$8.2 million for working capital requirements and to progress the Phase I and II cancer programs for Quinamed® and Ceflatonin®.

B.                                    Business overview

The Company focuses on the development of novel therapeutic agents in three diseases: cancer, metabolic syndrome (which includes diabetes and obesity) and depression (which includes anxiety). Product development in the three disease areas is supported by four product development platforms: Gene-Based Target Discovery, Target Validation, Drug Discovery and Drug Development. The combination of these platforms is collectively known as the eXpress Technology Platform. In the field of cancer, ChemGenex currently has two small molecule drug candidates in Phase II human trials (Ceflatonin® and Quinamed®) and a broad pipeline of compounds and validated targets, including four pre-clinical cancer compounds (CXS299, CXS2101, CXS6001 and CXS273) and two early-stage discoveries identified in the Target Discovery program.  In the field of metabolic syndrome, the Company has partnered its Target Discovery and Target Validation capabilities with Merck Santé, has signed research and commercialization agreements for four validated gene targets, and has discovered and protected by patent more than 50 other gene and protein targets. In the field of depression the Company has partnered its Target Discovery and Target Validation capabilities with Vernalis (R&D) Limited, and has discovered ten early stage targets.

ChemGenex’s competitive advantage

The Company’s competitive advantage can be considered in terms of protected intellectual property (IP), the research and development platforms that support the development of existing IP and the creation of new IP and the organizational ability to realize the commercial value of the Company’s IP and other assets.

The Company has 50 patent families in various states of protection ranging from provisional applications through to granted patents in a number of jurisdictions. In addition to IP that is protected by patents there is significant know how and expertise within the senior research staff of the Company.

The research and development infrastructure of the Company is described below and consists of skills in medicinal chemistry and product development for cancer therapeutics, gene discovery using animal models and human samples from known populations, high-powered statistical analysis capabilities to determine linkages between gene variations and disease states and a suite of validation technologies to characterize the biological roles of given genes (and their protein products) by altering their expression levels in cell culture and in animals. Specific competitive advantage is realized through (a) ChemGenex’s product development pipeline (b) exclusive commercial access to Deakin University’s out-bred colony of Psammomys obesus, a species of gerbil also known as the sand rat, a well-defined model for dietary induced Type 2 diabetes, (c) exclusive access to the International Diabetes Institute’s substantial collection of phenotyped human tissue and DNA samples for the purpose of discovery of novel metabolic syndrome targets and (d) access to the experience of Dr. J. Blangero and supercomputing infrastructure at the Southwest Foundation for Biomedical Research.

Business strategy

The Company’s business strategy for growth and profitability is to discover, develop and commercialize novel therapeutics that address significant unmet needs in the pharmaceutical industry, based on the Company’s understanding of the genetic basis of disease.  The Company keeps its core competencies in-house (such as laboratory research management, pre-clinical work, clinical strategy and management), outsourcing the majority of laboratory research and all clinical testing to specialists, to minimize its infrastructure and fixed overhead costs.  In the area of gene-based discoveries, the Company seeks early partnering of discovery programs in order to share development costs and risks with partners and to ensure that programs are commercially and scientifically focused.  In the case of therapeutics, the Company intends to seek out joint venture or licensing partners for further development and commercialization of its products following Phase II clinical evaluation.  This will allow ChemGenex to license its products before full regulatory approval is required to place the product in the market.  The goal in each case is to seek multinational partners with drug development milestones payable to the Company on completion of agreed targets and submission of regulatory documents and, eventually, payment or royalties on sales of commercialized products.  The expectation is that the size of the payments to the Company will vary depending on the size of the eventual market, the stage of development of the product concerned and the strength of the data that is generated prior to partnering.

Components of ChemGenex’s discovery, validation and drug development platforms

Target discovery

The target discovery, validation and drug development platforms utilize infrastructure located at Deakin University (Geelong, Australia), the International Diabetes Institute (Melbourne, Australia) and the Southwest Foundation for Biomedical Research (San Antonio, Texas).  Key features of the Target Discovery platform include:

•                  Deakin University’s out-bred colony of Psammomys obesus, a well-characterized animal model of diabetes, obesity and depression. The Company has exclusive access to this colony for both discovery and validation activities;

•                  a library of extensive family pedigrees of more than 44,000 human tissue and DNA samples and a dedicated human genotyping facility that is used for sequencing target genes to identify variations associated with disease states; and

•                  access to the computing facilities at the Southwest Foundation for Biomedical Research for statistical analysis of gene variations as relating to disease state.

The Company’s research scientists have found the animal model to be useful in studying metabolic disorders, such as diabetes and obesity, as well as Central Nervous System disorders such as depression and anxiety.  Psammomys obesus populations develop a range of body weight, blood glucose, and insulin levels with distributions similar to those found in human populations.  This animal model is used to discover candidate genes (and the proteins they encode) with altered levels of expression that are associated with each disease.  For example, specific genes are up- or down-regulated in diabetic animals compared to normal healthy animals. The candidate genes identified in this way are then analyzed and compared with human population data using the Company’s Human Gene Discovery facility at the International Diabetes Institute (Melbourne) and in the U.S., at the Center for Human Statistical Genetics at the Southwest Foundation for Biomedical Research.  The Company has contractual agreements with both institutions. Candidate genes that are found to exist in the human genome and be associated with the diseases in question are then subject to further rigorous analysis. As an example the PSARL (Presenilin-Associated Rhomboid-like protein)  gene was discovered by the Company in Psammomys obesus and subsequently identified in humans. This gene identified originally in the animal model was found to have a human analogue and detailed genetic analysis of samples from more than 1,000 humans confirmed that variation in the gene in humans was significantly associated with increased risk of diabetes.

Target validation

The Target validation platform utilizes infrastructure located at Deakin University in Geelong, Australia. It encompasses a comprehensive set of proprietary and non-proprietary technologies from gene discovery, gene structure and function analysis to the validation of gene and protein products that may be potential therapeutic or diagnostic targets.  The validation platform is used to characterize the biological role of targets that have been discovered and found to be related to disease state using the combined resources of the discovery platform.

Examples of the technologies employed in Target Validation include in vitro (cell culture) experiments to determine the effect of up- or down-regulation of genes on quantifiable end-points, in vivo experiments to manipulate the levels of target genes or expressed proteins in animals and tracking of physiological and behavioral responses, and clarification of the nature of any protein-protein interactions, which can reveal potential drug targets.

An example of the role of validation is the blocking of expression of the gene target SGIP1 (SH3-Domain GRB2-Like Interacting Protein 1) in Psammomys obesus and Rattus norvegicus. In the Company’s laboratory experiments SGIP1 was identified as having increased expression in the hypothalamus of obese compared to lean Psammomys obesus. The candidate gene was confirmed as being associated with disease using the Company’s human genetics group in the Southwest Foundation for Biomedical Research. To examine the role of SGIP1 in the development of obesity, antisense oligonucleotides of the genes were infused into a specific region of the brain (the lateral cerebral ventricle) in both Psammomys obesus and Rattus norvegicus. The procedure has the effect of blocking the expression of the SGIP1 genes in the brain and the Company believes this is a proxy of what could occur if therapeutic agents could be used to affect the level of the protein. When treated with antisense SGIP1, both species showed approximately 40% reduction in food intake and 5-8% loss of body weight compared with similarly treated control animals.

Drug discovery

Drug development at ChemGenex is managed at the Company’s facility in Menlo Park, California. The therapeutic development platform currently focuses on developing novel small molecule therapeutics for the treatment of cancer and related conditions.  The major strategy has been to screen agents studied by the U.S. National Cancer Institute that have confirmed human clinical activity but were not fully developed.  Among these agents the Company identifies compounds suitable for development based on its assessment of mechanism of action, molecular targets affected, potential formulation improvements and genetic differences between patients that can be exploited in clinical development.  It utilizes chemical genomics and drug screening systems to identify agents affecting novel targets and evaluates a compound’s suitability as a drug and formulation technology to maximize delivery and bioavailability, meaning the extent to which a chemical is absorbed and distributed in the blood in an unchanged form following administration to a living organism.

Drug development

The Company’s pre-clinical and clinical development efforts are also based in Menlo Park, California.  In vitro and in vivo screening models are used to evaluate lead compounds. Data from these models is fed back into extensive in-house databases for iterative analysis. A parallel series of profiling assays is performed to determine the potential pharmaceutical attributes and vulnerabilities of a compound.

Compounds that merit further development proceed through pre-formulation and advanced pre-clinical in support of regulatory filings for human clinical evaluation. These include non- Good Laboratory Practice (GLP) and GLP pharmacology, efficacy and toxicology studies in laboratory animal models. Additionally, compound manufacturing, scale-up considerations and dosage form stability studies are also performed.

Those agents with acceptable pharmacological and toxicological profiles may become the subject of evaluation in humans.  This requires submission to the U.S. FDA of an Investigational New Drug (IND) application for permission to begin Phase I dose escalation studies. After the Maximum Tolerated Dose is identified at the schedule contemplated for therapeutic use, Phase II studies evaluating potential disease indications are performed. If significant activity is identified, then larger Phase III studies are conducted in support of a New Drug Application (NDA). If approved the product can then be commercialized.

ChemGenex’s development pipeline

In the field of cancer the Company has two clinical stage product candidates, four pre-clinical stage product candidates and two discovery stage targets that have recently been identified.

Clinical stage product candidates

The Company has applied its genomic and clinical development expertise with its knowledge of cancer to identify small molecule therapeutic targets in oncology. By focusing on compounds with confirmed clinical activity and using genomic tools to optimize their development, the Company has been able to create a pipeline of product candidates described below:

Ceflatonin® (homoharringtonine)

Homoharringtonine (“HHT)” is a small molecule with established clinical activity as a single agent in hematological malignancies. The Company’s scientists have discovered that it affects a number of critical cellular pathways, including the regulation of genes associated with programmed cell death (apoptosis) and the inhibition of formation of new blood vessels in solid tumors (angiogenesis). In previous published clinical trials, 70% of patients showed complete responses (hematological remission) in chronic myelogenous leukemia (“CML”). The Company is currently conducting Phase II trials in patients with the bone marrow disease called myelodysplastic syndrome (“MDS”) in collaboration with the M.D. Anderson Cancer Center in Houston, Texas, and is about to begin Phase II trials in CML at the same institution.  The Company has one issued patent and has six active patent applications covering Ceflatonin® formulations, purification, synthesis and uses.

Quinamed® (amonafide dihydrochloride)

Amonafide dihydrochloride (amonafide) is a synthetic organic compound with established anti-cancer clinical activity. The Company has recently discovered that amonafide affects a number of targets in the epidermal growth factor receptor pathway, which controls the growth of a number of tumor types, in addition to affects on an enzyme that is critical for normal cell replication, topoisomerase II.  In National Cancer Institute (“NCI”}-sponsored clinical studies with amonafide monohydrochloride, 25% of breast cancer patients and 15% of prostate cancer patients showed either partial (>50% reduction in tumor volume) or complete (no measurable disease) responses.  However, researchers also noted some unpredictable side effects.  It was later discovered that differences in how patients metabolize the drug has a significant impact on toxicities.  These metabolic differences can now be determined by testing a patient’s NAT-2 genotype. The Company’s development strategy is to determine a patient’s NAT-2 genotype and then treat them with a more precise and personal dose needed to produce the optimal result.  In the Company’s Phase I clinical trial, investigators were able to achieve a higher overall dose intensity based on NAT-2 genotype status and using a weekly schedule without observing unexpected side effects.  The Phase I trial enrolled a total of 32 patients and evaluable responses were observed in patients suffering from three different types of solid tumors.  The Phase II study is now enrolling prostate cancer patients who are not responding to hormone therapy (i.e. hormone refractory patients) at the Sarah Cannon Cancer Center in Nashville, Tennessee.  The Company has one issued patent and has three active patent applications covering amonafide salts, formulations, synthesis and uses.

Pre-clinical stage product candidates

In addition to Ceflatonin® and Quinamed® the Company is developing several other pre-clinical oncology compounds, including the following:

CXS299: This is a new platinum (IV) compound recently licensed from the M.D. Anderson Cancer Center in Houston, Texas.  CXS299 is a first in class platinum IV agent that is active against cancer cells resistant to the effects of commercially available platinum-based therapies.  Currently approved platinum II agents have generated sales of greater than US$1 billion. However, some patients develop resistance to platinum II therapy resulting in a need for additional therapies.  CXS299 is currently in pre-clinical development and could enter Phase I within two years.

CXS2101:  This compound inhibits NF-Kappa B and has been shown to increase the anti-cancer activity of other agents in animal models.

CXS6001:  This compound affects levels of the structural protein tubulin in cancer cells and has shown anti-tumor efficacy in mouse models.

CXS273:  This compound affects the integrity of DNA and has been shown to increase the anti-cancer activity of cisplatin in a mouse model.

Validated targets

The SelS gene (formerly called Tanis) was identified by the Company following the observation of increased hepatic gene expression in diabetes in Psammomys obesus.  The Company has since determined the gene’s sequence and location on the human chromosome and the characteristics of the gene’s protein product. Evidence indicates that the SelS gene represents an important target not only in diabetes but potentially in other diseases, such as cancer and inflammatory diseases and the Company’s patent protection has been broadened accordingly.  This discovery has been licensed to Merck Santé for pre-clinical development in diabetes.

It has been determined that the PSARL gene is linked to signaling pathways within a cell that are thought to be associated with insulin resistance, which is the cause of Type 2 diabetes.  Evidence indicates that the PSARL gene represents an important target not only in diabetes but potentially in other diseases, such as cancer and age-related degenerative diseases and the Company’s patent protection has been  broadened accordingly. This discovery has been licensed to Merck Santé for pre-clinical development in diabetes.

Beacon was isolated in Psammomys obesus as a gene expressed in direct proportion to body fat content.  The protein product of the Beacon gene is expressed as a small peptide in the hypothalamus, a part of the brain that regulates energy intake and expenditure, and is understood to play a role in energy balance.  The Company’s research has demonstrated that the expression of the Beacon gene is proportional to the amount of body fat, and that giving the Beacon peptide to lean animals significantly increased their feeding rate and body weight in direct proportion to the quantity of Beacon peptide.  This suggests that blocking the action of the Beacon peptide by biological or chemical means could provide a means of treating obesity. This discovery has been licensed to Merck Santé for pre-clinical development in obesity.

SGIP1 is a protein involved in the regulation of satiation at the neurological level.  The Company has determined that suppression of SGIP1 expression reduced the feeding rate of Psammomys obesus significantly over a period of four days.  While the SGIP1 gene has been identified in humans, additional work on the expression and function of the gene in humans is still needed.  This discovery has been licensed to Merck Santé for pre-clinical development in obesity.

Discovery stage targets

The Company has more than 50 discovery stage candidates, in different stages of patent protection.

Additional opportunities

The Company has identified over 50 target genes involved in diabetes, obesity and depression.  Out of this group, the Company has licensed to its alliance partner Merck Santé four validated gene targets for continuing pre-clinical development of these discoveries.  The purpose of such research is to develop lead compounds based on the validated targets that will result in commercialized human therapeutics.  The Company has the potential to use its novel gene discoveries for licensing and commercialization in the areas of diagnostics, over-the-counter products, animal health and applications of these gene discoveries.  These applications are not covered by the contractual arrangements with Merck Santé.

In order to take full advantage of the Company’s expertise and validated gene targets for diabetes/obesity, the Company is pursuing partners for the co-development of over-the-counter products for obesity.  The Company has discovered several obesity targets that are proteins found in the wall of the gut and are involved in sending signals to the brain indicating fullness.  The Company has filed patent applications for these proteins that may be suitable targets for developing over the counter products.  The goal of a potential commercial partnership would be to obtain a partner that would fund high-throughput screening of natural product libraries in order to identify compounds with the potential to act on the target proteins.  The Company’s most advanced target in this research program is a gene called CXS829 that is involved in the transmission to the brain from the stomach of the sensation of satiation (“fullness”).  ChemGenex has filed patent applications on this discovery, as well as two chemical entities that are antagonistic to the target and work to regulate the protein’s activity.

While the Company has yet to commercialize any of its proprietary targets for diagnostic use it has established a commercial collaboration with Kyokuto Pharmaceutical Corporation, a Japanese pharmaceutical company, for the development of a diagnostic kit for Type 1 diabetes based on glutamic acid decarboxylase (“GAD”) technology. The presence of antibodies to GAD in the blood provides early evidence of diabetes and can be used for the prediction, diagnosis, and management of the disease. This diagnostic is currently in development (see details in Research and development programs below).

The Company has generated revenue through the use of the capacity in its technology platform for fee-for-service contract research.  Many drug development companies do not have proprietary technology to validate genetic targets with demonstrable links to a disease state. These companies are the prospective clients for use of the Company’s technology.  In 2002 the Company had a significant contract with Sequenom for this purpose and in 2003 the service was utilized by two Australian biotechnology companies.  While the Company continues to seek fee-for-service revenue no further contracts have yet been arranged.

Research and product development programs

The Company currently contracts its target discovery research programs to three organizations; Deakin University in Geelong, Victoria, Australia, the International Diabetes Institute in Melbourne, Victoria, Australia and the Southwest Foundation for Biomedical Research in San Antonio, Texas. The discovery and validation programs are involved in the previously described collaborative programs with Merck Santé (diabetes and obesity targets) and Vernalis (depression targets). Cancer research is carried out at the Company’s laboratory in Menlo Park, California, and clinical trials have been outsourced to the M.D. Anderson Cancer Center in Houston, Texas and the Sarah Cannon Center in Nashville, Tennessee.

The Company has been accepted into the inaugural Pharmaceutical Partnership Program (P3) of the Australian Federal government, through which the Company has the ability to earn grant revenue based on the growth of the Company’s research in Australia over the next five years.  Admission into the Australian government’s P3 scheme involved a peer review process and the Company was one of only seven Australian-owned biotechnology companies admitted into the scheme.  The scheme will subsidize incremental increases in research and development activities by means of a 30% cash grant for every dollar spent on eligible research by the Company at the end of each fiscal year. The Company’s maximum entitlement under this scheme is capped at A$8.4 million over five years.

Two further awards were received in 2004 for ChemGenex funded scientists: an A$4.4 million research grant from the U.S. National Institutes of Health and an A$127,000 grant from the Australian National Health and Medical Research Council to further research into the genetic basis of Type 2 diabetes.

Commercial and research and development collaborations

The following section describes the Company’s existing commercial collaborators and the commercial agreements with respect to the Company’s principal research and development programs and commercialization agreement:

Vernalis Research and Development Option Agreement:  Autogen Research Pty Ltd. (a wholly owned subsidiary of the Company) entered into a Research and Development Option Agreement dated August 31, 2004 with British biotechnology company Vernalis (R&D) Limited (a wholly owned subsidiary of Vernalis plc).  Pursuant to this agreement Vernalis (R&D) Limited agreed to partner with the Company’s research program for the discovery and validation of novel genes and proteins involved in depression and anxiety, with the goal of using the product of these genes as therapeutic agents or as a target for drug discovery.  The initial term of the Agreement is for six months, and can be extended by Vernalis (R&D) Limited for an additional six months.  Under the agreement Vernalis (R&D) Limited has paid an initial fee and will pay a subsequent fee to ChemGenex.  If Vernalis (R&D) Limited exercised its option to negotiate in good faith a license and collaboration agreement to govern the future terms of the parties’ relationship, including a grant to Vernalis of an exclusive world-wide license under the Company’s interest in the program’s intellectual property, additional fees will become payable in consideration of the option grant.  The agreement can be terminated by one party if the other is in material breach not timely remedied, if there is a risk of insolvency administration of the other party or if there is a risk of dissolution of the other party.  In the event of these terminations the non-defaulting party is granted the right to continue the research program and a world-wide license to use and exploit the defaulting party’s relevant intellectual property. Vernalis (R&D) Limited paid 200,000 pounds sterling (A$506,291) for the initial term in September 2004, and has agreed to pay a further 300,000 pounds sterling (approximately A$725,000) for the additional six month term in May 2005. The payments from Vernalis (R&D) Limited are made in consideration of the Company performing a mutually agreed research program and granting to Vernalis (R&D) Limited 50% of the IP rights and know-how produced under the terms of the partnership. Any subsequent payments will be contingent upon the results of the work undertaken and negotiations between the parties. The agreement will terminate if the parties have not executed a Licence and Collaboration Agreement by March 1, 2007.

Research and License Agreement (Field of Diabetes):  Autogen Research Pty Ltd. entered into a Research and License Agreement (Field of Diabetes) on April 28, 1999 with Merck Santé. (formerly Lipha S.A. a subsidiary of Merck KGaA) pursuant to which Merck Santé is obligated to provide research support to the Company’s program for the discovery of novel genes involved in diabetes, with the goal being using the product of these genes as therapeutic agents or as a target for drug discovery.  In addition, Merck Santé is obligated to provide in house facilities to advance subsequent drug development in the field of diabetes.  Under the agreement Merck Santé made an upfront payment in consideration of the Company entering into the agreement and granting to Merck Santé license of the relevant patents and know-how.  In addition, Merck Santé contributes to the costs of research at Deakin University; agrees to perform biotechnological studies and limited animal pharmacological studies.  The term of the agreement is extendable at Merck Santé’s option, against payment of a renewal fee that constitutes part contribution to the research the Company has committed to fund under its research agreement for diabetes with Deakin University.  Additional fees are payable as milestones are met, and the parties at that time must enter into a commercialization license in respect of the designated novel gene product.  Additional fees are payable after commencement of Phase III clinical trials in respect of a product that resulted from research under the agreement.  The agreement may be terminated by one party in the event of breach by the other that is not timely remedied; in the event of payment default by the other party; upon an insolvency event affecting the other party.  In addition, the Company may terminate the agreement upon certain change of control events affecting Merck Santé, and Merck Santé may terminate the agreement upon a change of control event affecting the Company.  The agreement was extended to December 31, 2005 by a Deed dated March 16, 2001. Autogen Research Pty Ltd received payments of  A$1,026,687 in fiscal 2002, A$1,180,892 in fiscal 2003 and A$1,231,775 in fiscal 2004 under this agreement. Payments of A$498,206 were received in the first half of fiscal 2005. Further payments of approximately A$1,625,000 will become due before this contract expires.  By that time total payments of approximately A$7,750,000 will have been received under this contract.

Research and License Agreement (Field of Obesity):  Autogen Research Pty Ltd entered into a Research and License Agreement (Field of Obesity) with Merck Santé on April 28, 1999 pursuant to which Merck Santé. is obligated to provide research support to the Company’s program for the discovery of novel genes involved in obesity, with the goal being using the product of these genes as therapeutic agents or as a target for drug discovery.  In addition, Merck Santé is obligated to provide in house facilities to advance subsequent drug development in the field of obesity.  Under the agreement Merck Santé made an upfront payment in consideration of the Company entering into the agreement and granting to Merck Santé license of the relevant patents and know-how.  In addition, Merck Santé contributes to the costs of research at Deakin University; agrees to perform biotechnological studies and limited animal pharmacological studies.  The term of the agreement is extendable at Merck Santé’s option, against payment of a renewal fee that constitutes part contribution to the research the Company has committed to fund under its research agreement for obesity with Deakin University.  Additional fees are payable as milestones are met, and the parties at that time must enter into commercialization license in respect of the designated novel gene product.  Additional fees are payable after commencement of Phase III clinical trials in respect of a product that resulted from research under the agreement.  The agreement may be terminated by one party in the event of breach by the other that is not timely remedied; in the event of payment default by the other party; upon an insolvency event affecting the other party.  In addition, the Company may terminate the agreement upon certain change of control events affecting Merck Santé, and Merck Santé may terminate the agreement upon a change of control event affecting the Company.  The agreement was extended to December 31, 2005 by a Deed dated March 16, 2001. Autogen Research Pty Ltd received payments of A$385,869 in fiscal 2002, A$273,291 in fiscal 2003 and A$253,911in fiscal 2004 under this agreement. No payments were received in the first half of fiscal 2005. Further payments of approximately A$125,000 will become due before this contract expires.  By that time total payments of approximately A$4,216,000 will have been received under this contract.

Research and License Agreement (Strategic Alliance in Human Gene):  Autogen Research Pty Ltd. entered into a research and License Agreement (Strategic Alliance in Human Gene) on February 11, 2002 with Merck Santé related to the human genome project.  The scope of the agreement covers collaboration in human therapeutic applications for the treatment or prevention of obesity, diabetes and its complications and insulin resistance syndrome (excluding hypertension).  Additional fees are payable as milestones are met, and the parties at that time must enter into commercialization license in respect of the designated novel gene product.  The agreement may be terminated by one party in the event of breach by the other that is not timely remedied; in the event of payment default by the other party; upon an insolvency event affecting the other party.  In addition, the Company may terminate the agreement upon certain change of control events affecting Merck Santé, and Merck Santé may terminate the agreement upon a change of control event affecting the Company.  The agreement expires December 31, 2005. Autogen Research Pty Ltd received payments of A$1,950,172 in fiscal 2002, A$3,047,100 including a milestone payment of A$1,330,484 in fiscal 2003 and A$1,389,715 in fiscal 2004 under this agreement. Payments of A$681,816 were received in the first half of fiscal 2005.  Further payments of approximately A$1,400,000 will become due before this contract expires.  By that time total payments of approximately A$11,170,000 will have been received under this contract.

Commercialization License (Field of Diabetes and Obesity) “BEACON” – Under the agreement dated April 28, 1999 Autogen Research Pty Ltd entered into a commercialization license with Merck Santé in respect of the novel gene “Beacon” and products arising from such gene in exchange for certain payments and royalties.  The license covers only human therapeutic applications for the treatment of diabetes and its complications and as a secondary field, human therapeutic applications for the treatment or prevention of obesity and does not include diagnostics or veterinary applications.  Royalties are payable under the license on a sliding scale, based on net sales of products sold.  The agreement may be terminated by one party if the other breaches a provision of the contract and does not timely remedy it, for a payment default not timely remedied, upon an insolvency event and in the event of certain change of control events in respect of the other party.  Upon termination the license ends and all amounts theretofore accrued become due and payable. Unless terminated by either party the agreement remains in effect for so long as any product, subject to the agreement, is still covered by a project patent.  As yet Autogen Research Pty Ltd has not received any payments under this agreement, any future payments will be dependent upon the results of the work undertaken and negotiations between the parties.

Commercialization License (Field of Diabetes and Obesity) “TANIS” (now known as “SelS”).  Under the commercialization license dated August 26, 2002 between the Company and Merck Santé, Merck Santé having exercised its option to take a license in respect of certain intellectual property under the Research and License Agreements with Autogen Research Pty. Ltd. is granted an exclusive license in exchange for certain payments and royalties.  The commercialization license relates specifically to the novel gene “SelS” and products arising from such gene. The license covers only human therapeutic applications for the treatment of diabetes and its complications and does not include diagnostics or veterinary applications.  Royalties are payable under the license on a sliding scale, based on net sales of products sold.  The agreement may be terminated by one party if the other breaches a provision of the contract and does not timely remedy it, for a payment default not timely remedied, upon an insolvency event and in the event of certain change of control events in respect of the other party.  Upon termination the license ends and all amounts theretofore accrued become due and payable. Unless terminated by either party the agreement remains in effect for so long as any product, subject to the agreement, is still covered by a project patent. As yet Autogen Research Pty Ltd has not received any payments under this agreement, any future payments will be dependent upon the results of the work undertaken and negotiations between the parties.

Commercialization License (Field of Diabetes and Obesity) “AGT 203”:  Under the commercialization license dated March 14, 2003 between the Company and Merck Santé, Merck Santé having exercised its option to take a license in respect of certain intellectual property under the Research and License Agreements with Autogen Research Pty Ltd., is granted an exclusive license in exchange for certain payments and royalties.  The commercialization license relates specifically to the novel gene AGT 203 and products arising from such gene.  The license covers only human therapeutic applications for the treatment of diabetes and its complications and does not include diagnostics or veterinary applications.  Royalties are payable under the license on a sliding scale, based on net sales of products sold.  The agreement may be terminated by one party if the other breaches a provision of the contract and does not timely remedy it, for a payment default not timely remedied, upon an insolvency event and in the event of certain change of control events in respect of the other party.  Upon termination the license ends and all amounts theretofore accrued become due and payable. Unless terminated by either party the agreement remains in effect for so long as any product, subject to the agreement, is still covered by a project patent As yet Autogen Research Pty Ltd has not received any payments under this agreement, any future payments will be dependent upon the results of the work undertaken and negotiations between the parties.

Commercialization License (Field of Diabetes and Obesity) “AGT 121”:  Under the commercialization license dated March 14, 2003 between the Company and Merck Santé. Merck Santé having exercised its option to take a license in respect of certain intellectual property under the Research and License Agreements with Autogen Research Pty. Ltd. is granted an exclusive license in exchange for certain payments and royalties.  The commercialization license relates specifically to the novel gene AGT 121 and products arising from such gene. The license covers only human therapeutic applications for the treatment of diabetes and its complications and does not include diagnostics or veterinary applications.  Royalties are payable under the license on a sliding scale, based on net sales of products sold.  The agreement may be terminated by one party if the other breaches a provision of the contract and does not timely remedy it, for a payment default not timely remedied, upon an insolvency event and in the event of certain change of control events in respect of the other party.  Upon termination the license ends and all amounts theretofore accrued become due and payable. Unless terminated by either party the agreement remains in effect for so long as any product, subject to the agreement, is still covered by a project patent. As yet Autogen Research Pty Ltd has not received any payments under this agreement, any future payments will be dependent upon the results of the work undertaken and negotiations between the parties.

Patent and Technology License Agreement: On February 7, 2005 ChemGenex Pharmaceuticals Limited entered into a technology licensing agreement with The University of Texas M. D. Anderson Cancer Center to develop information or discoveries relating to the anti-cancer activities of DACH-Ac-Pt [(1R,2R-diaminocyclohexane)-(trans-diacetato)-(dichloro)-platinum(IV)] a novel cisplatin analog now referred to by the Company as CXS299. The royalty-bearing, exclusive license is for certain IP rights defined in United States Patent No. 5,434,256, and foresees the pre-clinical and clinical development of CXS299. ChemGenex Pharmaceuticals Limited has incurred expenses of US$50,000 (paid by cash and issue of shares) in March 2005.  Further fees payable under this agreement will be dependent upon the commencement of various stages of clinical trials required, the results of those trials and the licensing of product associated with the trials. Unless terminated by either party the agreement will remain in effect until patent rights or technology rights associated with the agreement expire.

Research Services (Subcontracting) Agreement:  On June 26, 2000 Autogen Research Pty Ltd entered into a research services agreement with Deakin University.  Pursuant to this agreement Autogen Research Pty Ltd subcontracts Deakin University to conduct certain of the studies required to be performed pursuant to the agreements with Merck Santé (described above) in respect of identified novel gene products (Beacon, field of obesity).  One of the parties may terminate the agreement following the failure by the other party to make a payment that is not remedied, other failure to perform obligations, in the event of insolvency of the other party This agreement had been extended annually by deed and was recently incorporated in a consolidated agreement dated April 21, 2005 (Research, Licence and Commercialisation Agreement) between ChemGenex Pharmaceuticals Limited and Deakin University. Autogen Research Pty Ltd had incurred expenses of A$1,040,000 in fiscal 2002, 2003, 2004 and A$520,000 in the first half of fiscal 2005 under the original agreement.

Research, License and Commercialization Agreement (Gene Discovery in Depression):  Autogen Research Pty Ltd. is party to a research, license and commercialization agreement dated August 16, 2000 with Deakin University pursuant to which Autogen Research Pty Ltd. undertakes to fund a research and development program with Deakin University in the field of depression.  All intellectual property developed under the terms of the agreement belongs to the Company.  If Autogen Research Pty Ltd. commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay Deakin University a royalty on net sales.  The contract may be terminated if the University does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of Autogen Research Pty Ltd., among other conditions.  It may also be terminated by Deakin University if Autogen Research Pty Ltd. fails to provide the agreed funding.  Under certain circumstances Autogen Research Pty Ltd. is obligated to pay the royalties to Deakin University even in the event of early termination.  This agreement had been extended annually by deed and was recently incorporated in a consolidated agreement dated April 21, 2005 (Research, Licence and Commercialisation Agreement) between ChemGenex Pharmaceuticals Limited and Deakin University. Autogen Research Pty Ltd had incurred expenses of A$360,780 in fiscal 2002 and A$380,000 in fiscal 2003, and 2004 and A$190,000 in the first half of fiscal 2005 under the original agreement.

Research Agreement:  On February 28, 1997 Autogen Research Pty Ltd. entered into a research agreement concerning novel therapies for treatment of obesity with Deakin University and the International Diabetes Institute (IDI), pursuant to which Autogen Research Pty Ltd undertakes to collaborate with Deakin and the IDI and to provide the funding for a project in return for joint ownership and a license to the intellectual property resulting from the project.  The IDI is the owner of the Psammomys obesus colony which it agreed to make available to Deakin University for the purposes of the project.  If Autogen Research Pty Ltd commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay Deakin University a royalty on net sales.  The contract may be terminated if the University does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of Autogen Research Pty Ltd, among other conditions.  It may also be terminated by Deakin University if Autogen Research Pty Ltd fails to provide the agreed funding.  Under certain circumstances Autogen Research Pty Ltd is obligated to pay the royalties to Deakin University even in the event of early termination. This agreement had been extended annually by deed and was recently incorporated in a consolidated agreement dated April 21, 2005 (Research, Licence and Commercialisation Agreement) between ChemGenex Pharmaceuticals Limited and Deakin University. Autogen Research Pty Ltd incurred expenses of A$1,100,000 in each of fiscal 2002, 2003, and 2004 and A$550,000 in the first half of fiscal 2005 under the original agreement.  The IDI retains ongoing intellectual property rights based on the original agreement.

Research, License and Commercialization Agreement (Research Services Provision):  A recently executed contract dated April 21, 2005 between ChemGenex Pharmaceuticals Limited and Deakin University consolidates the provision of research services by Deakin University previously defined in the agreements of June 26, 2000 (Research Services (Subcontracting)), August 16, 2000 (Research, License and Commercialization Agreement (Gene Discovery in Depression)) and February 28, 1997 (Research Agreement). Under the consolidated agreement ChemGenex undertakes to fund research and development programs with Deakin University in the fields of diabetes, obesity, cancer, respiratory diseases, inflammatory diseases, osteoporosis, allergy, asthma, depression and autoimmunity.  All intellectual property developed under the terms of the agreement belongs to the Company.  If ChemGenex commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay Deakin University a royalty on net sales.  The contract may be terminated if the University does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of the Company, among other conditions.  It may also be terminated by Deakin University if ChemGenex. fails to provide the agreed funding.  Under certain circumstances the Company is obligated to pay the royalties to Deakin University even in the event of early termination.  The term of this agreement is from January 1, 2005 to December 31, 2005.

Research, License and Commercialization Agreement:  Autogen Research Pty Ltd. entered into this agreement with the SFBR, based in San Antonio, Texas, on December 31, 2002.  Under the terms of this agreement Autogen Research Pty Ltd undertakes to collaborate with SFBR and to provide funding for a project in return for the joint ownership and an exclusive license to use and commercialize the intellectual property resulting from the funded project on the terms set forth in the agreement.  Among the conditions for termination are failure to timely commence and progress the agreed work plan, insolvency, change in control and other similar conditions.  The agreement also is terminable if Autogen Research Pty Ltd does not provide the agreed funding.  The term of this agreement has been extended to June 30, 2005. Autogen Research Pty Ltd incurred expenses of A$456,760 in fiscal 2003, A$555,304 in fiscal 2004 and A$251,627 in the first half of fiscal 2005 under this agreement.

Research Agreement:  On January 14, 1998 Autogen Pty Ltd. entered into a research agreement with the International Diabetes Institute (IDI) to conduct gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes pursuant to which Autogen Research Pty Ltd undertakes to collaborate with the IDI and to provide the funding for a project in return for joint ownership and a license to the intellectual property resulting from the project. If Autogen Research Pty Ltd commercializes or licenses products resulting from the research program conducted under the contract, it is obligated to pay the IDI a royalty on net sales.  The contract may be terminated if the IDI does not timely commence its work, if it fails to achieve milestones or use appropriate professional standards or if the program is not producing results in the opinion of Autogen Research Pty Ltd, among other conditions.  It may also be terminated by the IDI if Autogen Research Pty Ltd fails to provide the agreed funding.  Under certain circumstances Autogen Research Pty Ltd is obligated to pay the royalties to the IDI even in the event of early termination.  The term of this agreement has been extended to June 30, 2005. Autogen Research Pty Ltd incurred expenses of A$1,600,000 in fiscal 2002, A$1,499,545 in fiscal 2003 and A$1,233,323 in fiscal 2004 and A$552,095 in the first half of fiscal 2005 under this agreement.

Sponsored Clinical Study Agreement:  ChemGenex Pharmaceuticals, Inc. is party to a sponsored clinical study agreement with the M.D. Anderson Cancer Center of The University of Texas, dated April 14, 2003, as amended, pursuant to which ChemGenex as sponsor has agreed to fund a Phase II open-label study of homoharringtonine.  ChemGenex can terminate the agreement at will upon 30 days prior notice and the research institution can terminate the agreement for material breach by ChemGenex that is not timely remedied.  In the event of termination costs incurred up to the date of termination are payable. This agreement will expire on April 21, 2005.  Prior to June 21, 2004 ChemGenex Pharmaceuticals, Inc. had incurred expenses of approximately US$2,561,000 (A$3,880,00) in relation to homoharringtonine trials.  It is expected a further US.$1,688,000 (A$2,250,000) will be expended prior to the end of Phase II trials in this compound.

Sole License Agreement:  On March 1, 1999: Autogen Pty Ltd and Kyokuto Pharmaceutical Industrial Co. Ltd., licensed certain intellectual property for use in Kyokuto’s diagnostic products in Japan.  The contract relates to the use of an engineered hybrid of certain forms of glutamic acid decarboxylase in the diagnostic and presymptomatic detection of insulin dependent (type 1) diabetes.  Under the agreement Kyokuto is obligated to pay a net royalty on sales, at certain minimum levels.  If less than the minimum net royalty is paid, the Company can terminate the license on three months’ notice or convert it to a non-exclusive license.  The license agreement, which is for a term of 15 years or so long as there is patent coverage over the licensed property, whichever is long, can be terminated by either party for an uncured breach upon 60 days’ notice; for a payment default; upon certain insolvency events and in the event of a change of control of either party, by the non-defaulting party.

Patents, licenses and proprietary rights

The Company pursues a policy of seeking to obtain patent protection for its inventions in Australia, the U.S., Europe, Japan and in selected other countries. The Company also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. To date, the Company has not threatened or instituted proceedings against any third party on patent or other proprietary rights nor has any third party threatened or instituted proceedings against the Company.

Certain products and processes currently being developed or considered for development by the Company are in the area of biotechnology. The number of patent filings by biotechnology firms in major jurisdictions is particularly high and the outcome of such applications is generally uncertain and involves complex legal and factual questions. To date, no consistent international policy has emerged regarding the breadth of claims allowed in biotechnology patents. Accordingly, there can be no assurance that the Company will develop products or processes that are patentable, that patent applications made by the Company, or made by parties who have agreed to license their inventions to the Company, will result in patents being issued or that, if issued, the claims allowed will be sufficiently broad to protect what the Company believes to be its proprietary rights or that such patents will prevent others from developing similar or functionally equivalent products or processes. In addition, products or processes covered by such patents, or any other products or processes developed by the Company or licensed to the Company, may infringe patents owned by third parties or be subject to claims of patent infringement by these parties. In such a situation, the Company may have to obtain a license, defend an infringement action in court or challenge the scope or validity of any infringed or allegedly infringed patents. Such required licenses may not be available to the

Company at all, or if available, such licenses may not be on terms acceptable to the Company or that the Company will prevail in any patent litigation. Failure to obtain a license or prevail in any patent litigation relating to any technology that the Company may require to commercialize its products or processes may have a material adverse impact on the Company.

Litigation may also be necessary to enforce any patents granted to the Company or to determine the scope and validity of third party patents. Patent litigation is time consuming and expensive. The Company may not have, or be able to devote the necessary resources to conduct patent litigation. Patent applications made by or licensed to the Company may not result in patents being issued or, if issued, the patents may not provide the right to exclude competitors with similar technology.

The Company maintains an active policy of filing patent applications.  It is possible that patents may not be granted on pending applications made by the Company or parties that have licensed their inventions to the Company. Similarly, issued patents may not provide significant proprietary protection or commercial advantage or may be infringed or designed around by others. Since publication of inventions or discoveries in scientific or patent literature often lags behind actual invention or discovery, it is possible that the inventions covered by each of the Company’s pending patent applications may not have dominant status in terms of date of invention. The Company’s patents or patent applications may become involved in opposition proceedings instituted by third parties. If such proceedings were initiated against the Company’s rights, the defense of such rights could involve substantial costs and the outcome cannot be anticipated. If patents are issued to other parties that contain valid claims that are interpreted to cover any of the Company’s products, it is possible that the Company may not be able to obtain licenses to such patents at a reasonable cost, if at all, or may not be able to develop or obtain alternative technology. Competitors or potential competitors may have filed applications for, may have received patents covering, or may obtain additional patents and proprietary rights that may relate to, compounds or processes competitive with those of the Company.

The Company also relies upon unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary technology and techniques, or otherwise gain access to the Company’s proprietary technology or disclose such technology, or that the Company can meaningfully protect its rights to its unpatented proprietary technology, secrets and know-how.

It is the Company’s policy generally to require its consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements prior to the commencement of consulting or other relationships with the Company. Employees have a similar confidentiality provision in their employment contracts. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Company is to be kept confidential and not disclosed to third parties except in specific, limited circumstances. The Company also requires signed confidentiality or material transfer agreements from any person who is to receive confidential data or proprietary material from the Company. In the case of consultants, the agreements generally provide that all inventions conceived by the individual while rendering services to the Company shall be assigned to the Company as the exclusive property of the Company. Similar provisions are contained in the Company’s employment contracts, and provisions of many national laws, including Australia, provide that intellectual property rights created during the course of employment belong to the employer. There can be no assurance, however, that these agreements and provisions will provide meaningful protection or adequate remedies for the Company’s intellectual property rights, trade secrets or other confidential information in the event of unauthorized use or disclosure.

The Company’s current patent portfolio is described below. It should be noted that gene and molecule names, whilst updated in the above descriptions still retain their previous identifiers in the IP table as these are the names used in the USPTO applications.

TITLE	EARLIEST PRIORITY	COUNTRIES ENTERED	PCT APPLICATION NUMBER	STATUS
A novel gene and uses therefor (Beacon)	October 30, 1998	Australia	10112/99 (742651)	Granted
	October 30, 1998	Canada	2,307,839	Pending
	October 30, 1998	Europe	98952412.9	Pending
	October 30, 1998	Hong Kong	00107656.0	Pending
	October 30, 1998	Israel	135822	Pending
	October 30, 1998	Japan	2000-519076	Pending
	October 30, 1998	Mexico	0004223	Granted
	October 30, 1998	New Zealand	504327	Granted
	October 30, 1998	New Zealand	520101 (Div of 504327)	Granted
	October 30, 1998	Singapore	200002303.6	Granted
	October 30, 1998	U.S.A.	09/331,930 (6436670)	Granted
	October 30, 1998	U.S.A.	10/067,832 (Div of USSN 09/331,930)	Pending
A ligand of the protein ‘beacon’	April 19, 2000	Australia	39469/00	Granted
	April 19, 2000	Canada	2,370,286	Pending
	April 19, 2000	Europe	00918579.4	Pending
	April 19, 2000	Hong Kong	02106821.0	Pending
	April 19, 2000	Israel	146035	Pending
	April 19, 2000	Japan	2000-614280	Pending
	April 19, 2000	Mexico	PA/2001/010743	Granted
	April 19, 2000	New Zealand	530543	Pending
	April 19, 2000	Singapore	200106345-2	Granted
	April 19, 2000	U.S.A.	09/959,164	Pending
Novel genes and their use in the modulation of obesity, diabetes and energy imbalance” (B38, B55 (SelS), B60)	June 29, 2000	Australia	55129/00	Pending
	June 29, 2000	Canada	2,377,784	Pending
	June 29, 2000	Europe	00940047.4	Pending
	June 29, 2000	Hong Kong	02107381.0	Pending
	June 29, 2000	Israel	147183	Pending
	June 29, 2000	Japan	2001-508333	Pending
	June 29, 2000	Mexico	PA/2001/013425	Pending
	June 29, 2000	New Zealand	531749 (Divisional of 516211)	Pending
	June 29, 2000	Singapore	200108084.5	Granted
	June 29, 2000	U.S.A.	10/039,050	Pending

Nucleic acid expressed in the hypothalamus or muscle tissue in obese animals” (AGT-106, AGT-113, AGT-201, AGT-202 and AGT-203 (PSARL))	February 5, 2002	PCT	PCT/AU02/00109	Pending
	February 5, 2002	Australia	2002227795	Pending
	February 5, 2002	Canada	2,437,423	Pending
	February 5, 2002	Europe	020709910.0	Pending
	February 5, 2002	Hong Kong	04103638.8	Pending
	February 5, 2002	Israel	157166	Pending
	February 5, 2002	Japan	2002-563330	Pending
	February 5, 2002	Mexico	PA/a/2003/007067	Pending
	February 5, 2002	New Zealand	527260	Pending
	February 5, 2002	Republic of Korea (South)	10-2003-701389	Pending
	February 5, 2002	Republic of South Africa	2003/5965	Pending
	February 5, 2002	Singapore	200304476-5	Pending
	February 5, 2002	U.S.A.	10/467,606	Pending
A gene and uses therefor (L25, L27, L28, S6, S9, S10, S15 and S31)	May 21, 2002	PCT	PCT/AU02/00628	Pending
	May 21, 2002	Australia	2002308412	Pending
	May 21, 2002	Canada	2,447,942	Pending
	May 21, 2002	Europe	02771600.0	Pending
	May 21, 2002	Hong Kong	04106894.0	Pending
	May 21, 2002	Japan	2002-592483	Pending
	May 21, 2002	New Zealand	529735	Pending
	May 21, 2002	U.S.A.	10/478,443	Pending
	May 21, 2002	U.S.A.	Provisional 60/494,428	Pending
Modulating serum amyloid and interaction with tanis and agents useful for same” (apolipoprotein {modulator of Tanis}	June 21, 2002	PCT	PCT/AU02/00815	Pending
	June 21, 2002	Australia	2002344670	Pending
	June 21, 2002	Canada	2,451,250	Pending
	June 21, 2002	Europe	02742500.8	Pending

	June 21, 2002	Hong Kong	04106897.7	Pending
	June 21, 2002	Japan	2003-506918	Pending
	June 21, 2002	New Zealand	530499	Pending
	June 21, 2002	U.S.A.	10/481,652	Pending
Obesity related genes expressed at least in the hypothalamus, liver or pancreas (AGT-109, AGT-407, AGT-408, AGT-409, AGT-601, AGT-204)	August 28, 2002	PCT	PCT/AU02/01173	Pending
	August 28, 2002	Australia	2002325644	Pending
	August 28, 2002	Canada	2,458,849	Pending
	August 28, 2002	Europe	02759897.8	Pending
	August 28, 2002	Japan	2003-523670	Pending
	August 28, 2002	New Zealand	531456	Pending
	August 28, 2002	Singapore	200401127-6	Pending
	August 28, 2002	U.S.A.	10/488,350	Pending
Differentially expressed genes associated with obesity or Type 2 diabetes (AGT-119, AGT-120, AGT-121, AGT-122, AGT-422, AGT-123 and AGT-504)	October 16, 2002	PCT	PCT/AU02/01405	Pending
	October 16, 2002	Australia	2002332956	Pending
	October 16, 2002	Canada	N/A	Pending
	October 16, 2002	Europe	02801234.2	Pending
	October 16, 2002	Israel	161294	Pending
	October 16, 2002	Japan	2003-536252	Pending
	October 16, 2002	Mexico	PA/a/2004/003635	Pending
	October 16, 2002	New Zealand	532078	Pending
	October 16, 2002	Peoples Republic of China	02823611.4	Pending
	October 16, 2002	Republic of Korea (South)	10-2004-7005672	Pending
	October 16, 2002	Republic of South Africa	2004/2859	Pending
	October 16, 2002	Singapore	200401778-6	Pending
	October 16, 2002	U.S.A.	10/826,448	Pending
A gene and uses therefor (AGT-701, AGT-702,	January 13, 2003	U.S.A.	60/439,767	Pending
AGT-704, AGT-705, AGT-706, AGT-707, AGT-708, AGT-709 and AGT-710)	January 13, 2003	International	PCT/AU2004/000043	Pending

Therapeutic molecules (Beacon ligand 2)	February 10, 2003	U.S.A.	60/446,191	Pending
	February 10, 2003	International	PCT/AU2004/000147	Pending
Differential expression of nucleic acid (AGT 711 – AGT 726)	July 8, 2003	U.S.A.	60/485,790	Pending
	July 8, 2003	International	PCT/AU2004/000919	Pending
A nucleic acid molecule (AGT 301, AGT302, AGT303, AGT304 & AGT305)	May 7, 2003	U.S.A.	60/468,949	Pending
	May 7, 2003	International	PCT/AU2004/000595	Pending
Therapeutic, prophylactic and diagnostic markers (SelS and inflammation)	September 18, 2003	U.S.A.	60/504,186	Pending
	September 18, 2003	International	PCT/AU2004/001260	Pending
Chemopotentiation by Cephalotaxine alkaloids, derivatives, compositions and uses thereof	March 15, 2000	U.S.A.	09/810527	Granted
Cephalotaxine alkaloid compositions & uses thereof	March 15, 2000	U.S.A.	10/769638 Divisional of above to claim HHT and Camptothecin	Pending
	March 15, 2000	Europe	01908763.2	Pending
	March 15, 2000	Australia	2001245803	Pending
	March 15, 2000	Canada	2402710	Pending
	March 15, 2000	Japan	2001-566662	Pending
	March 15, 2000	Hong Kong	03104183.6	Pending
Formulations and methods of administration of Cephalotaxines, including homoharringtonine	July 17, 2002	International	PCT/US03/21639	Pending

Angiogenesis inhibition by Cephalotaxine alkaloids, derivatives, compositions and uses thereof	July 22, 2002	U.S.A.	10/625866	Pending
	July 22, 2002	International	US03/22926	Pending
Chemopotentiation by napthalimides, derivatives, compositions and uses thereof	April 12, 2000	U.S.A.	09/834177	Granted (US6,630,173)
Naphthalimide synthesis including amonafide synthesis and pharmaceutical preparations thereof	July 8, 2002	U.S.A.	10/616178	Pending
	July 8, 2002	International	PCT/US03/21503	Pending

Patent protection is being sought in major markets through the filing of U.S. and International Patent Cooperation Treaty (“PCT”) applications. The portfolio includes 19 PCT applications and currently derived from these applications are over 83 national and regional patent applications in 12 different jurisdictions, including the U.S., Europe and Japan. The portfolio also includes approximately 20 provisional patent applications that have been submitted in the past year.

Under the PCT, a single patent application is filed which designates various countries or regions. The application is referred to as an International application. All major countries and regions (e.g. Europe) can be designated and this effectively reserves the right to lodge patent applications in those countries and regions up to 18 months following the filing of the PCT application. During that period, an International Search Report and an International Preliminary Examination Report are issued by the relevant national patent office (eg. the United States Patent and Trademark Office (“USPTO”), or Australian Patent Office) and there are opportunities to amend the claims and specification although new matters cannot be added. At the end of the 18 month period (i.e. generally 30 months after filing of the initial provisional application), the applicant decides in which countries to pursue national or regional applications.

Competition

The Company faces, and will continue to face, intense competition from one or more of the following entities:

•                  biotechnology companies;

•                  pharmaceutical companies;

•                  academic and research institutions; and

•                  government agencies.

The Company is also subject to significant competition from organizations that are pursuing approaches, technologies and products that are the same as, or similar to, its technology and products. Any products that are developed through the Company’s technologies will compete in highly competitive markets. Further, the Company’s competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with the Company have greater capital resources, larger research and development staffs and facilities, more experience in obtaining regulatory approvals and more extensive product manufacturing and marketing capabilities. As a result, the Company’s competitors may be able to more easily develop technologies and products that would render the Company’s technologies and products, and those of its collaborators, obsolete and noncompetitive.  In addition, there may be product candidates of which the Company is not aware at an earlier stage of development that may compete with the Company’s product candidates.

Specific competition risk according to disease class is summarized below.

Cancer

The Company faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates and other therapeutic products. Several of these companies have products in the same indications or utilize similar technologies and/or personalized medicine techniques, such as Antigenics’ HSPPC-70 personalized cancer vaccine, currently in a Phase II trial in CML.  Bristol-Myers Squibbs’ BMS-354825 is beginning a Phase II study for CML patients who have developed resistance to Gleevec®.  Supergen has three Phase II studies ongoing with decitabine in CML.  Conforma’s CNF-1010 is in a Phase I study in CML. OncoPharm and American Biosciences have supported clinical trials with homoharringtonine in the U.S. and Europe. Xanthus Life Sciences is currently conducting a Phase I/II study with amonafide malate in prostate cancer.

Metabolic Syndrome and Depression

There are numerous internationally-regarded genomics and target discovery companies that are active in the search for new potent therapeutics against these diseases. Some of the Company’s competitors have entered into collaborations with leading companies within the Company’s target markets. Companies that are applying different proprietary technologies to the search for novel targets include:

•                  Amgen, Inc.

•                  Curagen Corporation, Inc.

•                  DeCode Genetics.

•                  Excelixis, Inc.

•                  Genentech, Inc.

•                  Human Genome Sciences, Inc.

•                  Incyte Pharmaceuticals, Inc.

•                  ZymoGenetics, Inc.

A number of organizations are attempting to rapidly identify and patent genes and gene fragments sequenced at random, typically without specific knowledge of the function of such genes or gene fragments. If the Company’s competitors discover or characterize important genes or gene fragments before it does, it could adversely affect the Company’s ability to commercialize its products. The Company expects that competition in genomics research will intensify as technical advances are made and become more widely known. In addition, a number of competitors are claiming patent protection without having cellular, animal, or human data to support their claims. In many cases generic claims are being issued by the USPTO, and these claims may make it difficult to commercialize products, or, if licenses are made available, may make the royalty burden on these products so high as to prevent commercial success.

Material effects of government regulation

The international pharmaceutical industry is highly regulated by numerous governmental authorities in Australia, the U.S., the U.K., Europe and by regulatory agencies in other countries where the Company intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labeling and marketing of drugs and devices and also review the quality, safety and effectiveness of pharmaceutical products and devices. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

The national regulatory authorities have high standards of technical appraisal. Consequently, the introduction of new pharmaceutical products generally entails a lengthy development and approval process. Of particular importance is the requirement that products be authorized or registered prior to marketing and such authorization or registration be maintained. Of particular significance in the U.S. are the U.S. FDA requirements covering research and development, testing, manufacturing, quality control, labeling and marketing of drugs for human use. A pharmaceutical product cannot be marketed in the U.S. until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditure and the laboratory and clinical information required for approval of a New Drug Application (“NDA”) or a product license application are substantial and can require a number of years, although recently revised regulations are designed to reduce the time for approval of new products. In Europe, two systems for the registration of pharmaceutical products are in operation, the centralized procedure and the mutual recognition procedure. In the centralized system, review of the proposed new product is co-coordinated by the European Medicines Evaluation Agency (“EMEA”) located in London and, if the product is found to meet the criteria for marketing authorization, a European Marketing Authorization is granted which is valid throughout the EU. In the mutual recognition procedure, the initial review is undertaken by the national health authority of one of the EU member states and, if this country considers the product acceptable for marketing authorization, the other EU member states are asked to recognize this approval and issue their own authorization. The mutual recognition procedure thus results in a national authorization in each member state. However, irrespective of the procedure followed, the technical requirements for marketing authorization are the same. For European countries that are outside the EU, national marketing authorization procedures with similar technical standards exist. The Company anticipates that the introduction of new products will continue to require substantial effort, time and expense in order to comply with regulatory requirements.

No new drug is permitted to be sold in developed countries without extensive data on its quality, safety and efficacy first being obtained, organized and submitted to governmental regulatory authorities. The development stage of this process may be divided into two parts: (i) pre-clinical; and (ii) clinical development. Included in pre-clinical development are the development of processes for manufacturing the product candidate, toxicology studies and other activities such as pharmacology and drug metabolism studies. Clinical trials run until, and in some cases after, the product is marketed and cover several, sometimes overlapping, phases.

In Phase I trials, a small number of healthy human volunteers are exposed to a product candidate. Typically, the volunteers are administered single or multiple doses, following which the effects of the candidate drug are closely monitored. The way the body deals with the product candidate from administration to elimination (pharmacokinetics) is also studied. Phase II trials involve the first studies on patients and explore the doses required to produce the desired benefits.  Safety and pharmacokinetic information is also collected. Phase III trials typically involve larger numbers of patients and geographically dispersed test sites. The trials in this Phase may compare the new agent with other available treatments. In Phase III trials, costs are significantly higher than in earlier Phases due to the larger number of patients and longer duration of trial.

In addition to the forms of regulation referred to above, the prices of pharmaceutical products in many countries are controlled by law. In some countries, such as France and Japan, the prices of individual products are regulated. By contrast, in the U.K., prices are controlled by reference to limits upon the overall profitability, measured by the rate of return on capital employed, of sales of products supplied under the U.K. National Health Service. The permitted rate of return on capital employed for each pharmaceutical company is determined through negotiations with the U.K. Department of Health under the 1999 Pharmaceutical Price Regulation Scheme. If a company’s actual rate of return exceeds the agreed rate, it is required to negotiate either a repayment of past profits which the Department of Health considers to be excessive or future price reductions. There is no assurance that the current arrangements will continue in the future.

Governments may also influence the price of pharmaceutical products through their control of national healthcare organizations which may bear a large part of the cost of supply of such products to consumers. In the U.S. and Germany, indirect pressure can be exerted on prices by government funded or private medical care plans. The Company is unable to predict whether, or to what extent, its business may be affected by legislative and regulatory developments relating to specific pharmaceutical products or the pricing of such products, or to its overall business. The uncertainties involved, or any adverse regulatory developments, could significantly affect the Company’s operational results and its ability to achieve profitability.

C.                                    Organizational structure

ChemGenex Pharmaceuticals Limited is a limited liability corporation listed on the ASX. Its subsidiaries are set forth below:

Name of entity	Country of incorporation	Ownership interest (%)	Business
Autogen Research Pty Ltd	Australia	100	Research and development
ChemGenex Pharmaceuticals, Inc. (formerly ChemGenex Therapeutics, Inc.)	U.S. (Delaware)	100	Research and development

D.                                    Property, plant and equipment

The Company’s headquarters are in Geelong, Victoria, Australia.  Its headquarters, comprising leased premises of approximately 80 square meters, contains office space and storage space. The property plant and equipment recorded includes leasehold improvements, furniture and fittings, computer equipment, and equipment used in research and development by external providers.

These properties are in good condition.

The lease for the headquarters premises is continuing. Designated research projects are subcontracted to third party laboratories.

ChemGenex Pharmaceuticals, Inc. leases approximately 2,400 square feet of corporate office space in Menlo Park, California, under a lease agreement that terminates on December 31, 2005.  The U.S. subsidiary also subleases approximately 500 square feet of laboratory space to conduct in vitro experiments to support oncology discovery and development programs in Menlo Park, California under a sublease that terminates on June 30, 2005.

Environmental

The Company’s operations are not subject to any significant environmental regulations under either Australian Commonwealth or State legislation. The Company uses hazardous materials that could be dangerous to human health, safety or the environment. As appropriate, the Company stores these materials and various wastes resulting from their use at its facilities pending ultimate use and disposal. The Company is subject to a variety of federal, state and local laws in both Australia and the U.S. and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from the use of such materials. While the costs for compliance, including costs related to the disposal of hazardous materials, to date have been nominal, the Company may incur significant costs complying with both existing and future environmental laws and regulations. ChemGenex Pharmaceuticals, Inc. is subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal EPA may adopt regulations that may affect the U.S. subsidiary’s research and development programs. The Company is unable to predict whether any agency will adopt any regulations that could have a material adverse effect on its operations.

ITEM 5.                                                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3A. “Selected consolidated financial data” and the Company’s audited consolidated financial statements, the notes thereto and other financial information appearing elsewhere in this Registration Statement.  In addition to historical information, the following discussion and other parts of this Registration Statement contain forward-looking statements that reflect the Company’s plans, estimates, intentions, expectations and beliefs.  Actual results could differ materially from those discussed in the forward-looking statements.  See the “Risk Factors” section of Item 3 and other forward-looking statements in this Registration Statement for a discussion of some, but not all factors that could cause or contribute to such differences.

The following review is based on the Company’s audited consolidated financial statements which are prepared under A GAAP.  A summary of the significant differences between A GAAP and U.S. GAAP is given below and more detailed information is provided in the Company’s audited consolidated financial statements included elsewhere in this Registration Statement.

Recently issued but not yet adopted accounting pronouncements applicable to ChemGenex

Australian pronouncements

In accordance with the Financial Reporting Council’s strategic directive, the Company will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (“A-

IFRS”), for annual reporting periods beginning on or after January 1, 2005. Accordingly, the Company’s first half-year report prepared under A-IFRS will be for the half-year reporting period ending December 31, 2005, and the first annual financial report prepared under A-IFRS will be for the year ending June 30, 2006.

The Company has commenced transitioning its accounting policies and financial reporting from A GAAP to Australian equivalents of International Financial Reporting Standards (“A-IFRS”).  The Company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to A-IFRS.  As the Company has a June 30 year end, priority has been given to considering the preparation of an opening balance sheet in accordance with A-IFRS as at July 1, 2004.  This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the Company prepares its first fully A-IFRS compliant financial report for the year ending June 30, 2006.  Set out below are the key areas where accounting policies will change and may have an impact on the financial report of the Company.  At this stage the Company has not been able to reliably quantify the impact on the financial report.

Goodwill

Under AASB 3 Business Combinations, goodwill will no longer be able to be amortized but instead will be subject to annual impairment testing. This will result in a change in the Company’s current accounting policy which amortizes goodwill over a period of 20 years, such period not exceeding the period during which benefits are expected to be received. Under the new policy, amortization will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Impairment of assets

Under AASB 136 Impairment of Assets, the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Company’s current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy, it is likely that impairment of assets will be recognized sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Share-based payment

Under AASB 2 Share-based Payment, the Company will be required to determine the fair value of options issued to employees as remuneration and recognize an expense in the Consolidated Statements of Financial Performance.  This standard is not limited to options and also extends to other forms of equity based remuneration.  It applies to all share-based remuneration issued after November 7, 2002 which have not vested as at January 1, 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income taxes

The Company has carried forward tax losses which have not been recognized as deferred tax assets as they do not satisfy the ‘virtually certain’ criteria under A GAAP.  Under A-IFRS, it may be easier to recognize these tax losses as deferred tax assets as they are recognized based on a ‘probable’ recognition criteria. The impact of this difference may be to increase deferred tax assets and opening retained earnings, and result in a higher level of recognized deferred tax assets on a go-forward basis.

U.S. pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payments (“SFAS 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date.  SFAS No. 123R will be effective for the

Company’s fiscal year ending June 30, 2006.  The Company has not yet quantified the effect of the future adoption of SFAS No. 123R on a go forward basis.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 (“SFAS No. 153”), which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, Accounting Changes previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (fiscal 2007 for the Company).  The Company has not yet assessed the impact of the adoption of SFAS 154.

Differences between Australian accounting standards and U.S. accounting standards

The Company prepares its audited consolidated financial statements in accordance with A GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of the Company’s net loss and total equity in accordance with A GAAP and U.S. GAAP as of the dates and for the periods indicated:

Period	Six months to Dec 31, 2004	Six months to Dec 31, 2003	Year to June 30, 2004	Year to June 30, 2003
	(As restated)		(As restated)
	(A$000’s)
Net loss in accordance with A GAAP	(3,306)	(1,297)	(3,171)	(1,887)
Net loss in accordance with U.S. GAAP	(2,983)	(1,606)	(20,060)	(1,943)

As at	December 31, 2004	June 30, 2004	June 30, 2003
		(As restated)
	(A,000’s)
Total equity in accordance with A GAAP	19,503	16,713	3,863
Total equity in accordance with U.S. GAAP	3,105	131	4,048

See Note 26 to the audited consolidated financial statements and Note 8 to the unaudited interim condensed consolidated financial statements included elsewhere herein for a description of the differences between A GAAP and U. S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net loss and total equity for the dates and periods indicated therein. Differences between A GAAP and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation, purchase accounting and marketable securities.

Application of critical accounting policies

The Company prepares its financial statements in accordance with generally accepted accounting principles. As such, it is required to make estimates, judgments, and assumptions that management believes are reasonable based upon the information available. The estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 1 of the Company’s audited consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating its financial condition and results of operations are discussed below.

A GAAP and U.S. GAAP

Revenue Recognition

Research revenue comprises amounts received for certain research and development activities under the Company’s collaborations with Merck Santé and Vernalis (R&D) Limited.

For contracts without specifically defined milestones, revenues are recognized as earned on a straight line basis over the lives of the respective agreements as this reflects the level of effort required over the performance period. Such agreements are performed on a “best efforts” basis with no guarantee of either technological or commercial success Project funding received in advance of the period in which the associated research efforts are performed is included in deferred revenue.

For contracts with specifically defined milestones, revenues from milestone payments related to agreements under which the Company has no continuing performance obligations are recognized upon achievement of the related milestone which represents the culmination of the earnings process.  Revenues from milestone payments related to research collaboration agreements under which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue when the collaborating party confirms that the performance obligations have been met.

U.S. GAAP

In-Process Research and Development

In connection with the June 21, 2004 merger with ChemGenex Therapeutics, Inc. (accounted for under the purchase method of accounting), for U.S. GAAP purposes the Company allocated A$16.6 million of the purchase price to in-process research and development projects that had not yet reached technological feasibility and are reasonably believed to have no alternative future use.  The value assigned to in-process research and development was determined by estimating the cost to develop the purchased in-process research and development into commercially feasible products, the percentage of completion at the acquisition date and the resulting net risk-adjusted cash flows from the projects, and discounting the net cash flows to their present value.  The discount rate of 43.5% used in determining the in-process research and development expenditures reflects a higher risk of investment because of the higher level of uncertainty due in part to the nature of the Company and the industry to constantly develop new technology for future product releases.  The forecasts used by the Company in valuing in-process research and development were based on assumptions the Company believed at the time to be reasonable, but which are inherently uncertain and unpredictable.  Given the uncertainties of the development process, no assurance can be given that deviations from the Company’s estimates will occur and no assurance can be given that the in-process research and development projects identified will ever reach either technological or commercial success.

Share-based Compensation

Under U.S. GAAP, the Company has elected to account for share-based compensation attributable to the issuance of share options to directors and employees using the intrinsic value method as prescribed by APB No. 25. Accordingly, share-based compensation expense is only recorded if the quoted market price of the Company’s stock, as at the measurement date, exceeds the amount that the director or employee must pay. The intrinsic value attributable to unvested options is amortized over the remaining vesting period of the options.  For options that vest upon the achievement of a target stock price, compensation expense is recognized when the target is achieved.

Under U.S. GAAP, the Company accounts for share-based compensation attributable to share options granted to non-employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (collectively, “SFAS No. 123”), and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF No. 96-18”).  Under SFAS No. 123 and EITF No. 96-18, share-based compensation for stock options granted to non-employees is equal to the fair value of the share options as of the measurement date.  The Company determines the fair value of options granted to non-employees using the Black-Scholes option valuation model, which requires the input of highly subjective assumptions, including the estimated fair value of the Company’s common stock and expected stock price volatility.  Share-based compensation related to unvested options granted to non-employees is remeasured periodically as the underlying options vest.

Restatement

As a public company in Australia, the Company is required to file consolidated financial statements with the ASX and the Australian Securities and Investment Commission (“ASIC”) that comply with A GAAP.  The Company’s statutory A GAAP consolidated financial statements for fiscal 2004 were filed with the ASX and ASIC in September 2004.  In these statutory A GAAP consolidated financial statements, direct acquisition costs associated with the Company’s June 2004 acquisition of ChemGenex Therapeutics, Inc. were expensed as incurred.

For the purpose of the Company’s Registration Statement on Form 20-F, the Company has completed a detailed assessment of the in-process research and development and potential cash flows of ChemGenex Therapeutics, Inc. and further considered the applicable guidance in AASB 1013, Accounting for Goodwill, which has led the Company to conclude that it should have capitalized the direct acquisition costs as part of the cost of acquisition, thereby increasing the goodwill on acquisition as at June 30, 2004.  This change in accounting treatment has been reflected in the Company’s statutory A GAAP interim condensed consolidated financial statements for the half year ended December 31, 2004, filed with the ASX and ASIC on February 28, 2005.

The direct acquisition costs amounted to A$1,967,937, of which A$901,294 was satisfied by way of the issuance of shares in the Company on June 21, 2004, a further A$901,294 was payable in cash but had not been paid as at June 30, 2004, and A$165,349 was paid in cash by June 30, 2004.  For purposes of this Registration Statement, the Company has restated its A GAAP consolidated financial statements as of and for the year ended June 30, 2004 to capitalize the direct acquisition costs as part of the purchase price. The A GAAP interim condensed consolidated financial statements for the half year ended December 31, 2004 included in this Registration Statement have also been restated to reflect the adjustments previously recorded. Refer to Note 25 to the Company’s audited consolidated financial statements and Note 7 of the interim condensed consolidated financial statements included elsewhere in this Registration Statement for a summary of the significant effects of the restatement.

A.                                    Operating results

The Company’s principal activity since July 1996 has been research and development of novel targets and therapeutics for human diseases including obesity, diabetes, depression and cancer. The Company has made losses since commencing its current principal activities. As at December 31, 2004, the Company’s accumulated deficit was A$ 67,717,321 compared to A$64,411,243, as at June 30, 2004, and A$61,240,103 at June 30, 2003.

The Company’s losses fluctuate from year to year principally due to the commencement or termination of collaborative research and development agreements, the timing of milestone payments, government grants, the level of interest income and variations in the level of expenditures relating to research and clinical development programs. The Company expects to incur continued losses in coming years. The Company continues to incur the greater part of its costs on personnel and external contract costs needed to support the research and development of its platforms, including expenses related to the protection of patent and other intellectual property rights.

Overview

The Company is a development stage biopharmaceutical company committed to advancing patient care by discovering, developing and commercializing novel medicines for cancer, diabetes, obesity, depression and anxiety. ChemGenex Pharmaceuticals Limited was formed through the merger of AGT Biosciences Limited and ChemGenex Therapeutics, Inc. on June 21, 2004. AGT Biosciences Limited was a publicly-listed company that specialized in the use of genomics tools to identify and validate novel targets for therapeutic intervention in diabetes, obesity, depression and anxiety. AGT Biosciences Limited, which had previously been called Autogen Limited (from May 1999 to March 2003) and Australia Wide Industries Limited (from July 1986 to May 1999), commenced biotechnology activities on July 10, 1996. On June 28, 2002, a 20% shareholding in Autogen Limited held by the then Executive Chairman was sold to the publicly-listed Australian investment company, Charter Pacific Corporation Limited. This led to a significant restructure of the management team and significantly improved financial performance of the Company. ChemGenex Therapeutics, Inc. was a private company incorporated in the state of Delaware on September 14, 1999 to use genomic tools and medicinal chemistry to accelerate the development of anti-cancer therapeutics. The merged entity commenced trading on the ASX as ChemGenex Pharmaceuticals Limited on June 29, 2004. The merged entity has an aggregate of 114,797,616 shares of ordinary stock outstanding.

To date, the Company has devoted substantially all of its resources to the development of its target discovery and validation technologies, research and development and preclinical and early stage clinical testing of Ceflatonin® (homoharringtonine) and Quinamed® (amonafide dichloride) and other product candidates. It has incurred net losses since the commencement of biotechnology operations and expects to incur substantial and increasing losses for the next several years as it expands its research and development activities and moves its product candidates into later stages of development. To date, the Company has no product revenue and has funded its operations primarily through the payments from pharmaceutical industry partners (direct revenues and milestone payments), issue of equity securities and interest income. It has established ongoing partnership agreements in its two main discovery programs; diabetes and obesity (with Merck Santé) and depression and anxiety (with Vernalis (R&D) Limited).  Planned core activities over the next several years are to:

•                  continue the development of Ceflatonin®, currently in Phase II clinical trial for the treatment of CML;

•                  continue the development of Quinamed®, currently in Phase II clinical trial for the treatment of solid tumors including prostate cancer;

•                  continue the development of its other cancer-treating product candidates;

•                  expand the Company’s research, discovery and development programs in the fields of diabetes and obesity;

•                  expand the Company’s research, discovery and development programs in the fields of depression and anxiety;

•                  advance the Company’s preclinical cancer-treating candidates into clinical development;

•                  establish and maintain sales and marketing operations;

•                  commercialize any product candidates that receive regulatory approval; and

•                  in-license technology and acquire or invest in businesses, products or technologies that are synergistic with the Company’s own.

ChemGenex has a limited history of operations with its current management team and business focus.

The Company’s business is subject to significant risks, including but not limited to the risks inherent in its ongoing clinical trials and the regulatory approval process, the results of its research and development efforts, competition from other products and technologies and uncertainties associated with obtaining and enforcing patent rights.

Results of operations – fiscal years

The following tables are intended to illustrate a tabular analysis of the consolidated statements of financial performance for the 2004, 2003 and 2002 fiscal years.

The table below shows contribution of different revenue types to total revenue for fiscal 2004, 2003 and 2002. All revenue was earned in Australia and is expressed in A$.

	2004	2003	2002
	A$
Research revenue	2,885,349	4,997,247	4,111,229
Interest revenue	80,828	57,947	285,351
Patent reimbursement	605,110	—	291,405
Exchange rate benefit	24,153	—	—
Other revenue	—	149,404	—
Total revenue	3,595,440	5,204,598	4,687,985

The table below shows revenue changes for fiscal 2004, 2003 and 2002:

	Percentage change over previous year
	2004	2003	2002
Revenues from ordinary activities	-30.9%	11.0%	0.1%

The table below shows the proportion of individual expenses items to total operating costs for fiscal 2004, 2003 and 2002.

	2004	2003	2002
	(As restated)
Research and development expenditure	64.8%	65.6%	39.9%
Employee costs	12.2%	11.5%	5.5%
Patent costs	7.0%	2.0%	2.0%
Legal costs	0.0%	1.2%	9.6%
Other professional expenses	5.4%	7.0%	7.6%
Depreciation	3.8%	3.6%	0.9%
Amortization	0.5%	0.0%	0.0%
Non-current asset write-down	0.0%	4.1%	0.0%
Other expenses from ordinary activities	6.3%	5.0%	34.5%

TOTAL EXPENSES	100.0%	100.0%	100.0%

While the level of research and development expenditure has remained relatively constant at approximately A$4.4 to A$4.9 million for the past three fiscal years, the relativity to other expenses has altered significantly from year to year. The fiscal 2002 proportion is affected by significant costs in other expenses from ordinary activities (related to the prior management structure of the company) and legal costs (associated with the settlement of a legal dispute that was unrelated to the current biotechnology operations).

Comparison of fiscal year 2004 with fiscal year 2003

Revenue

The Company’s total revenue decreased by A$1.6 million or 30.9% from A$5.2 million in fiscal 2003 to A$3.6 million in fiscal 2004. The decrease primarily reflects the lack of milestone payment from Merck Santé (A$1.3 million in fiscal 2003 whereas no payment was due or anticipated in fiscal 2004) and foreign currency fluctuations. The foreign currency fluctuations meant that for the same contracts the Company received A$0.4 million less in fiscal 2004 than in fiscal 2003. Patent reimbursements of A$0.6 million were received from Merck Santé in fiscal 2004 whereas no reimbursements were due in fiscal 2003.

Costs and expenses

The Company’s costs and expenses are detailed in the consolidated statements of financial performance.

Research and development expenditure

Research and development expenditure decreased by 6% from A$4.7 million in fiscal 2003 to A$4.4 million in fiscal 2004. This decrease occurred without any commensurate reduction in research capacity due to increased operational efficiency of the Company’s research service providers.

Employee costs

No substantive change from previous year.

Patent costs

Patent costs include regulatory charges involved in applying for, and maintaining, patent protection together with charges from patent attorneys for specialist advice on these matters. Patent costs are expensed as incurred.

Patent costs increased by 226% from A$0.1 million incurred in fiscal 2003 to A$0.5 million in fiscal 2004. This reflects different timing of patent activities, and the progression of several applications to the examination phase.

Legal costs

Legal costs decreased by 96% from A$0.1 million incurred in fiscal 2003 to A$0.0 million in fiscal 2004. This reflects reduced requirement for legal services in the development of new contracts.

Other professional expenses

Other professional expenses, comprising consulting and advisory costs, scientific advisory board costs, and accounting and auditing costs, decreased by 26% from A$0.5 million incurred in fiscal 2003 to A$0.4 million in fiscal 2004. This decrease reflects primarily a reduction of the payments to the members of the Scientific Advisory Board.

Depreciation

No substantive change from previous year.

Amortization

Amortization in fiscal 2004 reflects the amortization of goodwill associated with the acquisition of ChemGenex Therapeutics, Inc. in June 2004.

Non-current asset write down

Non-current asset write down decreased from A$0.3 million in fiscal 2003 to A$0.0 in fiscal 2004.  In fiscal 2003, the charge reflects the final diminution in value of share investments not related to biotechnology activities made by the previous management as well as the carrying amount of investments sold during the year.

Other expenses from ordinary activities

No substantive change from previous year.

Net loss

The Company’s net loss increased by A$1.3 million or 68% from A$1.9 million in fiscal 2003 to A$3.2 million in fiscal 2004 for the reasons described above.

Comparison of fiscal year 2003 with fiscal year 2002

Revenue

The Company’s total revenue increased by A$0.5 million or 11.0% from A$4.7 million in fiscal 2002 to A$5.2 million in fiscal 2003. This increase included a milestone payment of A$1.3 million from Merck Santé in fiscal 2003 as per contractual obligations. The benefit of this payment has been partially offset by foreign currency fluctuations on other agreement revenues in fiscal 2003.

The Company’s interest revenue decreased by A$0.2 million or 80% from A$0.3 million in fiscal 2002 to A$0.1 million in fiscal 2003 reflecting a significant reduction in the average cash balances over fiscal 2002. A capital raising in December 2003 alleviated the Company’s lower cash position in fiscal 2003.

There was no claim for patent reimbursement from Merck Santé due for fiscal 2003 (A$0.3 million in fiscal 2002).

Costs and expenses

The Company’s costs and expenses are detailed in the consolidated statements of financial performance.

Research and development expenditure

Research and development expenditure decreased by 4% from A$4.9 million in fiscal 2002 to A$4.7 million in fiscal 2003. This decrease occurred without any commensurate reduction in research capacity due to increased operational efficiency of the Company’s research service providers.

Employee costs

Employee costs increased by 23% from A$0.7 million in fiscal 2002 to A$0.8 million in fiscal 2003 reflecting increases in the number of full time staff recruited to undertake previously outsourced functions.

Patent costs

Patent costs reduced by 41% from A$0.2 million incurred in fiscal 2002 to A$0.1 million in fiscal 2003. This reflects different timing of patent activity.

Legal costs

Legal costs decreased by 93% from A$1.2 million incurred in fiscal 2002 to A$0.1 million in fiscal 2003. The decrease reflects a significant settlement paid in fiscal 2002 for a previous contractual dispute unrelated to the Company’s biotechnology operations.

Other professional expenses

Other professional expenses, comprising consulting and advisory costs, scientific advisory board costs, and accounting and auditing costs, decreased by 46% from A$0.9 million incurred in fiscal 2002 to A$0.5 million in fiscal 2003. This reflects savings in the use of outside consultants achieved under the new management structure.

Depreciation

Depreciation increased by 131% from A$0.1 million incurred in fiscal 2002 to A$0.3 million in fiscal 2003. This reflects full year depreciation for major equipment purchased during the 2002 fiscal year.

Non-current asset write down

Non-current asset write down increased from A$nil incurred in fiscal 2002 to A$0.3 million in fiscal 2003. This reflects the final diminution in value of share investments not related to biotechnology activities made by the previous management.

Other expenses from ordinary activities

Other expenses from ordinary activities, comprising administration costs and travel expenses, decreased by 92% from A$4.2 million incurred in fiscal 2002 to A$0.4 million in fiscal 2003. This reflects a significant reduction in the administration costs due to the cancellation of an administration contract with a former related entity (A$3.9 million paid in fiscal 2002, no payment in fiscal 2003). See also Item 7.B. “Related Party Transactions” and Note 20 to the audited consolidated financial statements included elsewhere in this Registration Statement.

Net loss

The Company’s net loss decreased by A$5.6 million, or 75%, in fiscal 2003 to A$1.9 million from A$7.5 million in fiscal 2002 for the reasons described above.

Results of operations – interim periods

The following tables are intended to illustrate a tabular analysis of the interim condensed consolidated financial statements for the half years ended December 31, 2004 and 2003.

The table below shows the contribution of different revenue types to total revenue for the half years ended December 31, 2004 and 2003.

	Half year ended Dec 31, 2004	Half year ended Dec 31, 2003
	A$
Research revenue	1,653,718	1,486,059
Interest revenue	83,162	48,398
Patent reimbursement	—	371,251
Total revenue	1,736,880	1,905,708

The table below shows the proportion of individual expense items to total operating costs for the half years ended December 31, 2004 and 2003.

	Half year ended Dec 31, 2004	Half year ended Dec 31, 2003
Research and development expenditure	49.9%	75.5%
Employee costs	21.6%	12.0%
Amortization of goodwill	8.4%	0.0%
Depreciation of plant and equipment	2.7%	4.0%
Administration	17.4%	8.5%
TOTAL EXPENSES	100.0%	100.0%

While the level of research and development expenditure remained relatively constant at approximately A$2.4 million to A$2.5 million for both half years the relativity to other expenses has altered significantly. Employee costs in the 2004 half year included the current eight employees for the whole period. Amortization of goodwill A$0.4 was not charged in the 2003 half year. Costs associated with the U.S. registration are included in administration in the 2004 half year.

Comparison of December 31, 2004 half year with December 31, 2003 half year.

Revenue

The Company’s total revenue decreased by 8.8% from A$1.9 million to A$1.7 million. The decrease primarily reflects the lack of patent reimbursement revenue from Merck Santé of A$0.4 million in 2003 which has been partly offset by research revenue from the new Vernalis contract and increases in interest revenue.

Costs and expenses

The Company’s costs and expenses are detailed in the interim condensed consolidated statements of financial performance.

Research and development expenditure

No substantive change from the comparable prior six months.

Employee costs

Employee costs have increased by 184.8% from A$0.4 million in the six months ended December 31, 2003 to A$1.1 million in the six months ended December 31, 2004 reflecting additional staff acquired post merger.

Amortization of goodwill

Amortization of A$0.4 million in the six months ended December 31, 2004 reflects the amortization of goodwill associated with the acquisition of ChemGenex Therapeutics, Inc. in June 2004.

Depreciation of plant and equipment

No substantive change from the comparable prior six months.

Administration

Administration costs increased by 223% from A$0.3 in the six months ended December 31, 2003 to A$0.9 million in the six months ended December 31, 2004 primarily due to costs associated with the Company’s registration with the U.S. Securities and Exchange Commission as well as increases in travel and other administrative costs as a result of the increase in operations associated with the merger.

Net loss

The Company’s net loss increased by A$2.0 million or 153.8% from A$1.3 million in the six months ended December 31, 2003 to A$3.3 million in the six months ended December 31, 2004 for the reasons described above.

B.                                    Liquidity and capital resources

The Company’s future revenues, liquidity and capital requirements are dependent upon several factors, including, but not limited to, its success in generating significant revenues from partnerships and/or sales; the time and cost required to manufacture and find partners for its products; the time and cost required for clinically developed products to obtain regulatory approvals; competitive technological developments; additional government-imposed regulation and control; and changes in healthcare systems which affect reimbursement, pricing or availability of drugs and market acceptance of drugs and drug technologies.

To date, the Company has funded its operations primarily through the payments from pharmaceutical industry partners and the issue of equity securities. From July 1, 1996, when the Company’s biotechnology activities commenced, it has received approximately A$45.1 million (including A$14.4 million since July 1, 2004) from the issue of equity securities. In addition, during this period, the Company has received A$20.6 million from its pharmaceutical partners for diabetes and obesity research.

Over the past three and a half years the Company has been able to obtain approximately 85% of the funding required for the combined diabetes, obesity, depression and anxiety contracts research spending via collaborative research agreements -

Period	Contract Research Spending	Collaborative Funding
	A$
Half year ended December 31, 2004	2,063,722	1,686,313
Fiscal year 2004	4,308,627	2,875,401
Fiscal year 2003	4,476,305	4,501,101
Fiscal year 2002	4,100,780	3,362,728
Total since July 1, 2001	14,949,434	12,425,543

Net cash used in operating activities of A$3,572,568 in fiscal 2002, A$5,511,131in fiscal 2003, A$2,057,757in fiscal 2004 and A$3,419,204 in the first half of fiscal 2005 was primarily a result of a cash shortfall associated with our research and development activities (detailed in Item 4B – Business Overview - commercial and research and development collaborations) and expenses incurred for administration infrastructure.

From July 1, 2001 the Company has received approximately A$1.3 million from fee-for-service research activities. The Company is actively engaged in efforts to find pharmaceutical partners for its anti-cancer development therapeutics and fee-for-service customers.

As of June 17, 2005, the Company had A$9.5 million in available cash and cash equivalents. The Company’s existing cash reserves and revenues received from existing pharmaceutical partners will be utilized to support company administration costs, research and developments costs and the ongoing cancer development and clinical trial programs. Based on existing cash and cash equivalents, the Company anticipates that it has adequate funds to operate at current levels and meet its contractual obligations, described further in Item 5F. “Tabular Disclosure of Contractual Obligations,” until December 2006 without obtaining further partnership agreements for the cancer clinical trial programs.

Except for the year ended June 30, 2002 when a significant one-off purchase of research equipment was made, minimal cash has been provided by, or used for, investing activities.

While the Company’s cash resources are currently held in Australian dollars (A$), a significant part of its cash flow burden over the next year is committed to funding clinical trial programs in the U.S. The Company’s potential foreign currency exposure from this situation is partially ameliorated by US$ revenues that the Company receives from Merck Santé for its diabetes and obesity research conducted in Australia.

C.                                    Research and product development programs

Included within research and development expenditure is the following external expenditure on research and development projects.

Over the last three and a half years total investment in research and development has resulted in the consumption of significant cash resources, totaling A$16,150,931. The principal investments have been as follows:

Program	Investment July 2001 - December 2004
Diabetes and obesity	A$	13,638,654
Depression	A$	1,310,780
Cancer	A$	195,584-

Whilst the Company made no investment in cancer research in fiscal 2002 through 2004, ChemGenex Therapeutics, Inc. had invested US$5,955,000 (A$9,353,000) in cancer related research. This investment is reflected in the purchase price paid by the Company for ChemGenex Therapeutics, Inc.

The major expenditure during the last three and a half years by specific research undertaking is as follows:

Collaborator	Agreement and commencement date	Commitment in fiscal 2004-2005		Expiry date	Investment July 2001-December 2004

Deakin University and the International Diabetes Institute	“Research Agreement – Psammomys obesus Diabetes / Obesity Discovery” Gene discovery research according to instruction from the Company in the fields of obesity and diabetes. (February 28, 1997)	A$	575,000	December 31, 2004	A$	3,850,000

Deakin University	“Research Agreement – Functional Studies” Gene and protein validation research according to instruction from the Company in the fields of obesity and diabetes. (June 26, 2000)	A$	520,000	December 31, 2004	A$	3,640,000

Deakin University	“the Research Agreement for Depression and Anxiety” Gene discovery and validation research according to instruction from the Company in the fields of depression and anxiety. (August 16, 2000)	A$	190,000	December 31, 2004	A$	1,310,780

Deakin University	“Research, License and Commercialization Agreement” (April 21, 2005)	A$	1,210,000	December 31, 2005	A$	nil

International Diabetes Institute	“Research Agreement for Human Diabetes / Obesity Discovery” Gene discovery and validation research according to instruction from the Company in the fields of obesity and diabetes. (January 14, 1998)	A$	1,104,190	June 30, 2005	A$	4,884,963

Southwest Foundation for Biomedical Research	“the Research Agreement” Human genomics research according to instruction from the Company. (December 31, 2002)	US$ A$	365,560 (481,000)	June 30, 2005	A$	1,263,691

ChemGenex Pharmaceuticals, Inc.	Ongoing preclinical and clinical development of cancer therapeutics	A$	1,008,871	June 30, 2005	A$	195,584

In addition to the five major research expenditures described above the Company incurred research and development costs pertaining to its diabetes and obesity research of A$1,201,497 from July 1, 2002 to December 31, 2004. These costs were attributable to scientific advisory board expenses, travel to research conferences and small scale research agreements.

These research and development expenses have been financed principally through working capital raised by equity placements, through ongoing funding from commercial collaborators and through milestone payments from commercial collaborators.  Since its commencement of biotechnology activities in 1996 the Company has raised A$45.1 million, of which a net total of A$37.3 million has been invested in developing the Company through June 17, 2005.

See Item 4B. “Business overview - Components of the ChemGenex Discovery, Development and Validation Platforms” for further information on the current status of the development programs.

See Item 4B. “Business overview - Commercial Collaborations” for further information on the status of research and development and commercial collaborations.

See Item 3D. “Risk Factors” for the risks associated with developing and bringing drug candidates to market.

Research and Development

The Company has three programs; (i) cancer; (ii) diabetes and obesity; and (iii) depression and anxiety. The cancer program has two molecules in clinical trials and a suite of earlier-stage molecules in pre-clinical development. The latter two programs are purely preclinical, focusing on the discovery and validation of novel gene and protein targets that may lead to the development of new drugs to treat these diseases. The status of these three programs is discussed below.

Cancer

The cancer program has two therapeutic agents in Phase II clinical trial for three indications in the USA and several molecules in pre-clinical development.

Ceflatonin is currently in a Phase II clinical trial to treat MDS patients and is commencing Phase II clinical trial (in combination with Gleevec) to treat CML patients who do not respond to the current accepted treatment, Gleevec (these patients are called Gleevec non responders). Both trials will be performed at the MD Anderson Cancer Center in Houston Texas.

A Phase I clinical trial of Quinamed was completed successfully in early 2004, and the Company initiated a Phase II trial in prostate cancer patients in late 2004. The trial is being performed at the Sarah Cannon Cancer Center in Nashville, Tennessee. The most advanced pre-clinical therapeutic is CXS299, which was recently licensed from the MD Anderson Cancer Center.

Expenditures associated with the cancer programs were cumulative costs incurred by ChemGenex Therapeutics, Inc. up to June 21, 2004, the merger date. The following is the breakdown of the programs costs converted to A$:

	Fiscal 2004	Fiscal 2003	Fiscal 2002	Total
	A$000’s
Ceflatonin	581	1,149	2,215	3,945
Quinamed	1,282	2,168	1,913	5,363
Other pre-clinical projects	15	15	15	45
Total	1,878	3,332	4,143	9,353

Completion of the project as pertaining to the three clinical trials for the two therapeutic agents is defined as the completion of the Phase II studies. Phase II trials are clinical trials conducted on a limited number of patients to, (i) determine the efficacy of the compound for specific indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. The trials also seek to establish the most effective route of administration. Trials are conducted on a larger, but still limited number of carefully monitored patients. Phase II trials may last up to two and one-half years.

The regulatory authorities in each country may impose their own requirements and may refuse to grant, or may require additional data before granting approval even though the relevant product has been approved by another authority. The US, Australia and European Union countries have very high standards of technical appraisal and, consequently, in most cases, a lengthy approval process for pharmaceutical products. The time required to obtain such approval in particular countries varies, but if obtained generally takes from six months to several years, if approval is received at all, from the date of application, depending upon the degree of control exercised by the regulatory authority, the duration of its review procedures, and the nature of the product. The trend in recent years has been towards stricter regulation and higher standards.

In the US, the primary regulatory authority is the FDA. In addition to regulating clinical procedures and processes, the FDA investigates and approves market applications for new pharmaceutical products and is responsible for regulating the labeling, marketing and monitoring of all pharmaceutical products, whether currently marketed or under investigation. Upon approval in the US, a drug may be marketed only for the approved indications in the approved dosage forms and dosages. In addition to obtaining FDA approval for each indication to be treated with each product, each domestic drug manufacturing firm must register with the FDA, list its drug products with the FDA, comply with current Good Manufacturing Practice (cGMP) requirements and be subject to inspection by the FDA. In Australia, a similar role is played by the Therapeutic Goods Administration, and in Europe, the European Committee for Proprietary Medicinal Products provides a mechanism for European Union-member states to exchange information on all aspects of product licensing and assesses license applications submitted under two different procedures (the multistate and the high-tech concentration procedures).

Ceflatonin is currently in a Phase II clinical trial to treat MDS patients at the MD Anderson Cancer Center in Houston Texas. To date the study has completed treatments on nine patients, and approximately twenty-one more patients will be treated to complete the Phase II trial. Expected completion of this trial is during the first half of 2006.

Ceflatonin is commencing in mid 2005 a Phase II clinical trial in combination with Gleevec to treat CML patients who are Gleevec non responders. The study will recruit up to seventy seven patients and will be performed at the MD Anderson Cancer Center in Houston Texas. This trial is expected to be completed by the end of 2006.

A Phase II clinical trial of Quinamed in prostate cancer patients commenced in 2004. The trial is being performed at the Sarah Cannon Cancer Center in Nashville, Tennessee. Expected completion of this trial is mid 2006.

After completion of the Phase II studies, the Company may seek to license the compounds to a pharmaceutical industry partner who would support appropriate registration-directed trials.

Completion for the most advanced pre-clinical lead, CXS299 is defined as the submission to the U.S. FDA of an investigational new drug (IND) application. The granting of an IND provides permission to administer the compound to humans in clinical trials. Several years of research and testing generally are necessary before an IND may be obtained and clinical development may commence. In some instances, the IND application process can result in substantial delay and expense. The IND must contain information, such as the results of pre-clinical laboratory and animal experiments; information about the proposed clinical investigations; the chemical structure of the compound, or the sequence of a protein or antibody therapeutic; the mechanism by which it is believed to work in the human body; any toxic effects of the compound found in the animal studies; and how the proposed therapeutic agent is manufactured. There can be no certainty that submission of an IND will result in FDA authorization to commence clinical trials or that authorization of a particular phase of a human clinical trial program will result in authorization of other phases or that the completion of any clinical trials will result in FDA approval.

The Company is initiating toxicology studies in animals and is seeking to file an IND by the end of 2006.

Estimated expenditures associated with the progression of the cancer programs to the end of Phase II are shown below.

	Fiscal 2007	Fiscal 2006	Fiscal 2005	Total
	A$000’s
Ceflatonin	—	1,150	1,100	2,250
Quinamed	—	660	860	1,520
Other pre-clinical projects	50	1,100	110	1,260
Total	50	2,910	2,070	5,030

None of our product candidates have been approved for commercialization in the U.S. or elsewhere. We, or any of our collaborators, may not be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for some products. Failure by us, or our collaborators, to obtain required governmental approvals will delay or preclude our collaborators or us from marketing therapeutics or diagnostic products developed with us or limit the commercial use of such products and could have a material adverse effect on our business, financial condition and results of operations.

Diabetes and Obesity

The currents status of the diabetes and obesity program is that it is an ongoing discovery and validation program. That is, proprietary and non-proprietary technologies are employed to discover novel genes and proteins associated with the diseases, and a suite of biological validation technologies are used to confirm the potential of the discoveries as targets whose activities might usefully be modified by therapeutic agents. The Company has discovered and protected by patent application more than 50 novel targets in these diseases, and has signed license and commercialization agreements with its partner Merck Santé for four of these targets.

Summary table of costs incurred during each period presented and to date on the diabetes and obesity project. All costs in A$000’s.

Half year to December 31, 2004	Fiscal 2004	Fiscal 2003	Fiscal 2002	Total
1,874	3,929	4,096	3,740	13,639

As this project is partnered with a pharmaceutical industry partner the concept of ‘completion date’ is complicated by the fact that the clinical development of any ChemGenex-discovery is controlled by a different entity. As such ‘completion’ can be considered either from the perspective of the Company or from the perspective of any therapeutic agent that is eventually approved and released. Completion from the perspective of the Company can be defined as the licensing to a pharmaceutical industry partner of novel ChemGenex-discovered technologies.

Whilst the nuances of discovery research make accurate predictions difficult there are several discoveries that are at a stage that, based on the Company’s prior experience, would be ready to license to a partner to fund further research by mid 2006. The Company’s current research agreements with Merck Santé run until December 31, 2005 and Jun 30, 2006 respectively, and these dates could also be considered as logical completion dates for this project as the Company will have no ongoing obligation to pursue this program after the termination of these agreements. It should be noted however that the Company is currently in discussion with its partner to renegotiate and extend this alliance, and other companies have expressed an interest in accessing ChemGenex’s expertise in the field of diabetes and obesity so it is unlikely that this project will be stopped.

The risks and uncertainties associated with the diabetes and obesity project are minimal as the research activities and expenditures are currently tied to a corresponding revenue stream from the Company’s partner Merck Santé. If there is no matching revenue for the project the Company is under no obligation to continue with diabetes and obesity research, although it might choose to fund such activities from contributed equity.

In the longer term it is obviously the desire of the Company that its discoveries lead to the development of new therapeutics as this will generate material net cash inflows for the Company as royalty revenue. There are many risks involved in the progression of ‘validated targets’ to commercially released therapeutics; risks include the inability to effectively drug the target, undesirable complications, clinical trial results and competitive position of the market at the proposed time of release. Industry averages suggest that the probability of a validated target reaching the market are less than two percent, and the time taken for this progression varies from seven to 12 years. As the development of new therapeutics would be controlled by ChemGenex’s pharmaceutical industry partner, the Company will have no ongoing funding obligations for therapeutic development.

Depression and Anxiety

The currents status of the depression and anxiety program is that it is an ongoing discovery and validation program. That is, proprietary and non-proprietary technologies are employed to discover novel genes and proteins associated with the diseases, and a suite of biological validation technologies are used to confirm the potential of the discoveries as targets whose activities might usefully be modified by therapeutic agents. The Company has discovered and protected by patent application ten novel targets in these diseases.

Summary table of costs incurred during each period presented and to date on the depression and anxiety project. All costs in A$000’s.

Half year to December 31, 2004	Fiscal 2004	Fiscal 2003	Fiscal 2002	Total
190	380	380	361	1,311

As with the above-described diabetes and obesity project, the depression and anxiety project is partnered with a pharmaceutical industry partner and the concept of ‘completion date’ is complicated by the fact that the clinical development of any ChemGenex-discovery is controlled by a different entity. As such ‘completion’ can be considered either from the perspective of the Company or from the perspective of any therapeutic agent that is eventually approved and released. Completion from the perspective of the Company can be defined as the licensing to a pharmaceutical industry partner for further research and development of novel ChemGenex-discovered technologies.

The Company’s current research agreements with Vernalis run until August 31, 2005 and this date could be considered as logical completion date for this project as the Company will have no ongoing obligation to pursue this program after the termination of these agreements. It should be noted however that the Company is currently in discussion with its partner to renegotiate and extend this alliance.

The risks and uncertainties associated with the depression and anxiety project are minimal as the research activities and expenditures are currently tied to a corresponding revenue stream from the Company’s partner Vernalis. If there was no matching revenue for the project the Company is under no obligation to continue with depression and anxiety research, although it might choose to fund such activities from contributed equity.

In the longer term it is obviously the desire of the Company that its discoveries lead to the development of new therapeutics as this will generate material net cash inflows for the Company as royalty revenue. There are many risks involved in the progression of ‘validated targets’ to commercially released therapeutics; risks include the inability to effectively drug the target, undesirable complications, clinical trial results and competitive position of the market at the proposed time of release. Industry averages suggest that the probability of a validated target reaching the market are less than two percent, and the time taken for this progression varies from seven to 12 years. As the development of new therapeutics would be controlled by ChemGenex’s pharmaceutical industry partner, the Company will have no ongoing funding obligations for therapeutic development.

D.                                    Trend information

The Company is a development stage company and it is difficult to predict with any degree of accuracy the outcome of the Company’s research and development efforts.  The following are developments that the Company considers a possible progression in the near term in its business:

•                  Phase II clinical trials for Quinamed® and Ceflatonin® and possible partnering of these lead therapeutics with a pharmaceutical or biotechnology partner;

•                  Progression of targets from the diabetes and obesity target discovery program to the preclinical development;

•                  Ongoing development of the depression and anxiety target discovery program; and

•                  Partnering of the novel satiation target for either therapeutic or over the counter development and ongoing development of that program.

For additional information on the current status of the Company’s product development and research programs, see above Item 4B, “Business overview - Commercial and Research and Development Collaborations” and Item 5C, “Research and Product Development Programs.” The Company is not aware of any changes bearing upon its financial condition since the date of the financial statements included in this Registration Statement.

E.                                      Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.                                      Tabular Disclosure of Contractual Obligations

The table below shows the contractual obligations and commercial commitments as at June 30, 2004:

		Payments due by period
In A$’s	Total	Less than 1 year	1-3 years	After 3 years
Operating leases	42,857	42,857	—	—

Research expenditure commitments(a)	5,541,363	5,496,792	44,571	—

Total contractual cash obligations	5,584,220	5,539,649	44,571	—

(a) Research expenditure commitments include fees payable under the major research and development programs discussed in Item 5C. “Research and Product Development Programs” as well as fees payable to scientific consultants and advisors to the Company.

(b) The Company has a new Research, Licence and Commercialisation Agreement with Deakin University dated April 22, 2005. Under this agreement the Company has additional research expenditure commitments of A$1,210,000 from July 1, 2005 to December 31, 2005.

G.                                    Assets Acquired in a Business Combination to be used in Research & Development Activities

In June 2004 ChemGenex Pharmaceuticals Limited (then AGT Biosciences Limited) acquired all of the shares in ChemGenex Therapeutics Inc. for a total purchase price, including direct acquisition costs, of approximately A$17.1 million under A GAAP. The fair value of net tangible assets amounted to approximately A$0.1 million.

The remaining value received from the acquisition relates primarily to the relevant patents for the anti-cancer compounds Ceflatonin and Quinamed held by ChemGenex Therapeutics Inc. at the time of the acquisition, and the in process research and development already undertaken on these compounds.

Ceflatonin is a small molecule with established clinical activity as a single agent in blood cell cancers. Phase II trials of Ceflatonin will commence in patients with CML in collaboration with the M.D. Anderson Cancer Center in Houston in second quarter of 2005.

Quinamed is a synthetic small molecule with established anti-cancer activity in humans. Quinamed affects the growth of a number of tumor types; however, researchers have also noted some unpredictable side effects. Researchers have been working on treating patients with a precise and personal dose that maximizes Quinamed’s clinical effect while minimizing its side effects.

The development history of these compounds prior to the acquisition is as follows-

(a)          NCI in the USA began funding early research relating to the two projects in the early 1980’s.

(b)         In early 1999 management of ChemGenex Therapeutics Inc. began work on both research and development projects, continuing the drug development phase from the initial NCI development work.

(c)          From 2000 ChemGenex Therapeutics Inc. continued chemical development, and by the business combination date of June 30, 2004 approximately A$3.9 million (or 20%) of the total expected research and development program costs of A$19.7 million had been spent on the Ceflatonin project and approximately A$5.3 million (or 28%) of the total program costs of A$19.1 million had been spent on the Quinamed project.

The Company has developed discounted cash flow models for the compounds based on the following assumptions-

•                  Projected market share for the compounds based on the forecast market share for each type of cancer

•                  Projected cash flows based on patent expiry dates of 2022 for Ceflatonin and 2024 for Quinamed and allowed for eroded cash flows to 2026 for Ceflatonin and 2028 for Quinamed as generic drug providers take advantage of the patents expiries

•                  Research and development expenses projected over the forecast period by project, including an analysis of expenses incurred to June 2004 and remaining expenses expected until proposed approval dates

•                  Projected capital expenditure, depreciation, tax and working capital, and

•                  A risk-adjusted discount rate which the Company believes is toward the middle of the range adopted by “second stage” or “expansion” companies and slightly above the top end of the range of discount rates for Bridge/Initial Public Offering assessments usually undertaken by venture capital investors.

The model projected that the Ceflatonin compound would commence producing net positive annual cash flows in 2008 and would continue to generate net positive annual cash flows for the Company to 2026. The model projected that the Quinamed compound would commence producing net positive annual cash flows in 2009 and would continue to generate net positive annual cash flows until 2028. Naturally any delays in taking these compounds to the market would delay the achievement of positive cash flows; however, given the overall uncertainty involved with getting such products to the market, it is impossible to accurately predict the consequences of any unknown delays.

From these models the Company estimated the value of Ceflatonin at A$13.8 million and Quinamed at A$10.4 million. Based on these valuations, the Company has concluded that the entire A GAAP excess purchase price of A$17.0 million can be considered as in-process research and development, which is classified as goodwill under A GAAP.

Subsequent to the acquisition, there have been no significant developments related to the current status of the acquired in-process research and development that would result in material changes to the assumptions.

Failure to achieve the expected levels of revenue and net income from a product or products based on this acquired research and development will negatively impact the return on investment expected at the time that the purchase was completed and may result in impairment charges to the goodwill of A$17.0 million under A GAAP.

ITEM 6.                                                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and senior management.

Certain information concerning the current directors of the Company is set forth below. Non-executive directors are not full-time employees of the Company. There exists no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person referred to below was selected as a director or member of senior management.

No director is related to any other. Biographical information with respect to the directors is as follows:

Mr. J. Brett Heading B.Com LLB(Hons) ASIA (Non-executive Chairman)

Mr. Heading is an experienced corporate lawyer, a partner of McCullough Robertson for 19 years.  He specializes in capital raisings, mergers and acquisitions and board advice. He has a wide-ranging client base in emerging companies in the biotechnology and agribusiness sectors. Mr. Heading is Chairman of Clovely Estate Limited. His government appointments include membership of the Takeovers Panel, the Legal Committee of the Corporations and Markets Advisory Committee and the Board of Taxation. He is also a non-executive director of Village Life Limited. Age 48.

Dr. Gregory R. Collier B.Sc(Hons) PhD (Chief Executive Officer and Managing Director)

Dr. Collier is an international expert in the field of diabetes and obesity and one of Australia’s leading authorities in the field of biotechnology. Since joining the Company as executive in 2000, Dr. Collier has guided the Company’s research and positioned it to be competitive both in Australia and internationally. Dr. Collier was instrumental in negotiating the commercial alliances with Merck Santé and Vernalis and maintains oversight of research and corporate initiatives within the Company. Age 47.

Mr. Elmar J. Schnee B.Com M.Mktg (appointed January 27, 2004)

Mr. Schnee is the Chairman and Chief Executive Officer of Merck Santé and is Head of Commercial Ethicals for Merck KGaA. Mr. Schnee has more than 20 years experience in the international pharmaceutical industry, with specific expertise in business development and marketing. Mr. Schnee has a depth of understanding in product development and launch that will enhance the Company’s position as it progresses with the commercialization of its core technologies through alliances and in-house development. Age 45.

Mr. Kevin J. Dart (Non-executive Director)

Mr. Dart has extensive experience in bringing new technologies to the market over the last ten years. He has over 24 years experience in all aspects of the property industry as well as general investment and has been involved in listed and unlisted public companies over the last 17 years.  Mr. Dart is also a founding director of the ASX listed company Charter Pacific Corporation Limited. Age 53.

Mr. Roger V. Byrne LLB (Non-executive Director)

Mr. Byrne is a former partner of Clayton Utz, with extensive experience as a corporate lawyer. Mr. Byrne engaged in mergers and acquisitions, public capital raisings, private equity raisings and corporate structuring. He consults to several clients on technology commercialization and corporate legal issues. Age 42.

On September 29, 2004 Dr. Dennis Brown was appointed to the Board of the Company. As Dr. Brown was not a director during fiscal 2004, he is not mentioned in text pertaining to the Board as at June 30, 2004.

Dr. Dennis M. Brown B.A M.S PhD – President and executive Director (appointed September 29, 2004)

Dr. Brown has 25 years of experience in the biotechnology and the biopharmaceutical industries with specific experience in cancer research and product development. Dr. Brown received his PhD. Degree from New York University, and held academic positions at Stanford University and Harvard University Medical School prior to beginning his industry career. Dr. Brown was a co-founder of Matrix Pharmaceutical, Inc. and was the scientific founder of ChemGenex Therapeutics, Inc. in 1999, shaping and leading the company’s clinical and early stage research programs. Age 55.

B.                                    Compensation

The aggregate amount of compensation paid to all directors of the Company as a group by the Company and its subsidiaries for services in all capacities during fiscal 2004 was A$1,055,502 including A$452,781 of options.  This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for directors of the Company by the Company and its subsidiaries during fiscal 2004 was A$26,484.  The Company’s remuneration policy for directors and executives is to:

•                  have regard to the directors’ experience and the nature and complexity of their work and due regard to directors’ remuneration in comparable companies in order to pay a competitive salary that attracts and retains management of the highest quality;

•                  link individual remuneration packages to the Company’s long-term performance through the award of share options and incentive schemes; and

•                  provide post-retirement benefits through the Company’s pension schemes.

There are four main elements of the remuneration package to executive directors:

•                  basic salary;

•                  benefits in kind;

•                  share options and incentives; and

•                  pension arrangements.

The remuneration of each of the directors and senior management who served during fiscal 2004 is set out below. For details regarding share options held by directors and senior management, see Item 6E. Share Ownership and Options.

Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.  The following table discloses the remuneration of the directors and senior management of the Company:

			Post employment	Equity	Other
Name	Salary/fees	Bonus	Superannuation	Options	Benefits	Total
	A$	A$	A$	A$	A$	A$
Specified Directors
J. Brett Heading	65,000	—	—	—	—	65,000
Dr. Gregory R. Collier	386,570	—	17,484	452,781	3,834	860,669
Kevin J. Dart	50,000	—	4,500	—	—	54,500
Roger V. Byrne	50,000	—	4,500	—	—	54,500
Elmar J. Schnee	20,833	—	—	—	—	20,833
Jean-Noel Treilles	—	—	—	—	—	—
Total Remuneration:
Specified directors	572,403	—	26,484	452,781	3,834	1,055,502

Specified Executives(a)
Dr. James A. Campbell	152,600	—	13,734	11,648	—	177,982
Steven A. Cole	75,000	—	6,750	—	—	81,750
Dr. Dennis M. Brown	11,956	—	—	—	—	11,956
Harry D. Pedersen	11,956	—	—	—	—	11,956
Tina Herbert	8,967	—	—	—	—	8,967
Total Remuneration:
Specified executives	260,479	—	20,484	11,648	—	292,611

(a) Specified executives are the five highest paid non-consultant executives of the Company other than the Board of Directors.

C.                                    Board practices

All executives hold service contracts with the Company or one of its subsidiaries. Service contracts for Australian-based executives are for fixed terms, while those of U.S.-based staff are for an indefinite term. All service contracts are approved by the Board of Directors. The Company’s purpose in entering into service contracts with executives is to enable the recruitment of high quality executives and to obtain protection from their sudden departure to competitor companies. Additionally, service contracts optimize protection for the Company’s intellectual property rights and other commercially sensitive information.

The details of the senior management executives’ contracts are summarized below:

Executive	Date of Contract	Notice period for termination

Dr. Gregory R. Collier	July 1, 2003 – June 30, 2008	Six months

Dr. Dennis M. Brown	September 14, 1999 – ongoing	At-will

Dr. James A. Campbell	September 1, 2002 –August 31, 2005 (renewed twice to date)	Three months

Harry D. Pedersen	May 6, 2001 – ongoing	At-will

Eric P. Merrigan	September 20, 2004 – September 19, 2005	Three months

Dr. Kenneth R. Walder	December 20, 2002 – ongoing	Thirty days

Dr. John Blangero	September 4, 2001 – ongoing	Thirty days

Tina Herbert	June 4, 2001 – ongoing	At-will

The terms and conditions of the appointment of non-executive directors are set out in a formal letter of appointment which deals with the following matters:  duration of appointment (subject to approval of shareholders), remuneration, expectations concerning preparation and attendance at Board meetings, conflict resolution and the right to seek independent legal and professional advice (subject to the prior approval of the Chairman).  The Company is committed to practicing good corporate governance of its affairs as part of its management of relationships with its shareholders and other stakeholders. The Company seeks to uphold, and to report on compliance with, best practice in corporate governance. During the fiscal year ended June 30, 2004, and at present, the Company paid a premium in respect of a contract insuring the directors of the Company, the Company Secretary, and all executive officers of the Company and of any affiliate against a liability incurred as such by a director, Secretary or executive officer to the extent permitted by the Australian Corporations Act 2001, including

(a)                                  a willful breach of duty; or

(b)                                 a contravention of sections 182 or 183 of the Corporations Act 2001,

as permitted by section 199B of the Corporations Act 2001.

The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Board

The Board of the Company is responsible for the Company’s system of corporate governance.  This includes responsibility for the approval of the annual and half-year financial report, the establishment of the long-term goals of the Company and strategic plans to achieve those goals, the review and adoption of annual budgets for the financial performance of the Company and monitoring the results on a quarterly basis, and ensuring that the Company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities. The Board currently comprises five directors: a Chairman with non-executive responsibilities, an executive director, and three non-executive directors.  The role of non-executive directors is to ensure that independent judgment is brought to Board deliberations and decisions.  The non-executive directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the Chairman.  It is the Company’s policy that the Board should comprise a majority of non-executive directors.

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors’ Meetings	Audit Committee Meetings
Number of meetings held:	20	2
Number of meetings attended:
J. Brett Heading	20	2
Dr. Gregory R. Collier	20	—
Kevin J. Dart	20	2
Roger V. Byrne	20	2
Elmar J. Schnee (appointed 27/1/04)*	4	—
Jean-Noel Treilles (resigned 21/11/03)#	—	—

* Because Mr. Schnee resides in France it is difficult for him to attend Board meetings in person.  Mr. Schnee has personally participated in one meeting and three electronically of the 12 held since his appointment.

#  Because Mr. Treilles resides in France it was difficult for him to attend Board meetings in person.  Mr. Treilles did not attend any of the four Board meetings up to the date he resigned his position.

The Board of Directors of the Company is responsible for the corporate governance of the Company.  The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. In 2004 the Australian Stock Exchange Corporate Governance Council’s (the Council’s) “Principles of Good Corporate Governance and Best Practice Recommendations” (the Recommendations) were introduced.  ChemGenex Pharmaceuticals Limited’s Corporate Governance Statement is now structured with reference to the Council’s principles and recommendations, which are as follows:

Principle 1.                                      Lay solid foundations for management and oversight

Principle 2.                                      Structure the board to add value

Principle 3.                                      Promote ethical and responsible decision making

Principle 4.                                      Safeguard integrity in financial reporting

Principle 5.                                      Make timely and balanced disclosure

Principle 6.                                      Respect the rights of shareholders

Principle 7.                                      Recognize and manage risk

Principle 8.                                      Encourage enhanced performance

Principle 9.                                      Remunerate fairly and responsibly

Principle 10.                                Recognize the legitimate interests of stakeholders

The Company’s corporate governance practices were in place throughout the year ended June 30, 2004 and were fully compliant with the Council’s best practice recommendations. For further information on corporate governance policies adopted by ChemGenex Pharmaceuticals Limited, refer to the Company’s website: www.chemgenex.com.

Board committees

In accordance with best practice, the Company has established an Audit Committee with written terms of reference that deal with its authorities and duties.  The terms of reference of the Audit Committee have been reviewed during the year and updated to ensure compliance with current best practice.

Audit committee

The Board has established an audit committee, which operates under a charter approved by the Board.  It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.  The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the audit committee.

The committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.  All members of the audit committee are non-executive directors.

The members of the audit committee during the year were: J. Brett L. Heading, Kevin J. Dart and Roger V. Byrne.

Qualifications of audit committee members

J. Brett Heading has been a partner of McCullough Robertson lawyers for 19 years and has extensive experience in the area of corporate law.  He is a member of the Takeovers Panel, the Legal Committee of the Corporations and Markets Advisory Committee and the Board of Taxation.  He is also a director of a number of companies where as part of his role, he serves as a member on the audit committee.

Kevin J. Dart has over 15 years experience as chief executive officer of Charter Pacific Corporation Limited and has extensive experience in other public companies where as part of his role he has served as a member on audit committees.

Roger V. Byrne, has over 20 years experience as a corporate lawyer who retired as a partner from Clayton Utz in 2002. Mr. Byrne engaged in mergers and acquisitions, public capital raisings, private equity raisings and corporate structuring.

The Audit Committee held two meetings during fiscal year 2004.

The Sarbanes-Oxley Act of 2002 was enacted on July 30, 2002 and contains significant new rules on corporate governance for U.S. and foreign companies reporting in the U.S., especially in the area of audit committee composition and authority.  The Company is closely monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act to ensure its compliance with any rules as they become applicable to the Company as a foreign private issuer.

Remuneration committee

The Company does not currently have a remuneration committee. The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and the executive team.  It is the Company’s objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Board links the nature and amount of executive directors’ and officers’ emoluments to the Company’s financial and operational performance. The expected outcomes of the remuneration structure are:

•                  retention and motivation of key executives;

•                  attraction of quality management to the company; and

•                  performance incentives that allow executives to share the rewards of the success of the Company.

The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.  Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans.  It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. Further details on the remuneration of directors and executives are also provided in Note 20 to the Company’s audited consolidated financial statements included elsewhere in this Registration Statement.

All senior executives have the opportunity to qualify for participation in the Senior Executive Share Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.  Details regarding the issue of share options under this plan are provided in Note 15 to the Company’s audited consolidated financial statements included elsewhere in this Registration Statement.

In relation to the payment of bonuses, options and other incentive payments, discretion is exercised by the Board, having regard to the overall performance of the Company and the performance of the individual during the period. There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

Scientific Advisory Board

The Company’s Scientific Advisory Board identifies new research opportunities and monitors existing programs.  Its members are as follows:

Professor Paul Zimmet, AO, MD, FRACP, FACE, is the Chairman of the Company’s Scientific Advisory Board. Professor Zimmet is a leading scientist in the fields of diabetes and obesity. He is Professor/Director of the International Diabetes Institute, Professor of Diabetes at the Monash University, Honorary Professor at Deakin University and Professor in the Graduate School of Public Health at the University of Pittsburgh in the U.S.  He is actively involved with the World Health Organization’s diabetes and obesity study groups and is a member of the Australian Federal Government National Advisory Group on Diabetes and the Victorian Government Advisory Committee for Diabetes. In 2004, Professor Zimmet was awarded the Hellmut Mehnert Award at the 40th annual meeting of the European Association for the Study of Diabetes.

Dr. John Blangero, PhD, is a scientist at the Department of Genetics at the Southwest Foundation for Biochemical Research in San Antonio, U.S. He is the first researcher from the Southwest Foundation to be selected for a “Method to Extend Research in Time” (MERIT) award from the U.S. National Institutes of Health. He is a leading international statistical geneticist. Dr. Blangero is also on the management team of the Company where he serves as the Chief Scientific Director of Human Genomics.  He was responsible for developing new statistical software to increase greatly the amount of data that could be handled in genetic studies of families. Dr. Blangero leads a number of government-funded research projects in the U.S. related to the genetics of common complex diseases.

Professor Ian Gust, AO, MD, FRCPA, FRACP, FTS, was the founding Director of the MacFarlane Burnet Centre for Medical Research and subsequently was Research and Development Director for CSL Limited (“CSL”).  During the ensuing decade, he was responsible for managing a research and development budget of more than A$20 million per annum.  Recently retired from CSL, Professor Gust serves as a scientific adviser to Bill and Melinda Gates Children’s Vaccine Program, the International AIDS Vaccine Initiative and the World Health Organization.  He is a non-executive director of Promics Pty Ltd, Biota Holdings Limited and Biota, Inc..

Professor David James B.Sc (Hons) PhD is the Director of the Diabetes and Obesity Research Program, Garvan Institute of Medical Research in Sydney. Professor James was the discoverer of the GLUT4 glucose transporter molecule and is recognized as an international leader in the field of diabetes molecular cell biology. Professor James has a distinguished academic research career, was the recipient of a Wellcome Trust Senior Research Fellowship, and was the recipient in 1999 of the Glaxo Wellcome Australia Medal.

Professor Hagop Kantarjian MD is Professor of Medicine and Chairman of the Department of Leukemia at M.D. Anderson Cancer Center in Houston, Texas. Professor Kantarjian specializes in leukemia and holds an interest in creating new treatment approaches for these diseases. Professor Kantarjian has authored and contributed to over 560 medical publications, articles and abstracts and, for his accomplishments, has received awards, including a Leukemia Society of America Scholarship from 1989-1994 and a Leukemia Society of America Special Fellow Scholarship from 1982-1983.

Dr. John Hughes B.Sc (Hons) PhD FIPAA is a leading Australian biotechnology patent attorney and a partner with Davies Collison Cave with more than 13 years experience in patent law. Dr. Hughes is involved in the drafting and prosecution of patent applications directed to all facets of biotechnology, including inventions relating to molecular biotechnology, pharmacology, transgenic plants and animals as well as general chemistry and microbiology. Dr. Hughes has a substantial U.S. practice at the drafting and prosecution levels of patent filing. Dr. Hughes has post-doctoral experience at Yale University and Genentech, Inc., mainly in microbial genetics and molecular biology and trained as a patent attorney in New York before returning to Australia.

Compliance with NASDAQ Rules

NASDAQ listing rules require that the Company disclose the home country practices that it will follow in lieu of compliance with NASDAQ corporate governance rules.  The following describes the home country practices and the related NASDAQ rule:

Majority of Independent Directors:  The Company will follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200.  The Company’s Board of Directors is not comprised of a majority of independent directors , a practice which is not prohibited by the laws of Australia.  The ASX does not have a requirement that each issuer’s Board be comprised of a majority of independent directors.  Furthermore, no law, rule or regulation of the Australian Securities and Investments Commission (“ASIC”), the public authority which exercises securities law jurisdiction over the Company, has such a requirement nor does the Corporations Act (the “Act”), which is the applicable corporate law legislation.

Compensation of Officers:  The Company will follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors of a compensation committee of independent directors.  Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors.  These decisions are made by the Company’s Board as a whole, and it is not comprised of a majority of independent directors; the Company has no remuneration committee.  The ASX does not have a requirement that each listed issuer have a remuneration committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Such home country practices are not prohibited by the laws of Australia.

Nomination:  The Company will follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee comprised of independent directors.  These decisions are made by the Company’s Board as a whole, and it is not comprised of a majority of independent directors; the Company has no nominations committee.  The ASX does not have a requirement that each listed issuer have a nominations committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Accordingly, selections or recommendations of director nominees by a board of directors that is not comprised of a majority of directors that are not independent is not prohibited by the laws of Australia.

Quorum:  The Company will follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(f) that each issuer provide for a quorum of at least 331/3 percent of the outstanding shares of the issuer’s common stock (voting stock).  Pursuant to its Constitution the Company is currently required to have a quorum for a general meeting of two persons holding ordinary shares.  The practice followed by the Company is not prohibited by Australian law.

Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission issued new rules that, among other things, require NASDAQ to impose independence requirements on each member of the audit committee of a listed company and the NASDAQ also reformulated its corporate governance requirements.  The recently-adopted SEC and NASDAQ rules will apply to the Company as of July 31, 2005.  The Company plans to take the appropriate steps with respect to its corporate governance system, including the addition of independent directors to its audit committee, to assure timely compliance with the SEC rules and the amended corporate governance standards of NASDAQ.

D.                                    Employees

As at June 17, 2005, the Company employed eight individuals on a full-time basis.

The Company employs a number of contract employees in research and development.  During the last fiscal year, the average number of contract employees was 50.

The following table summarizes the number of full-time employees employed by the Company, including executive directors, as at the year end of the last three fiscal years:

June 30,
2004	2003	2002
8	4	4

E.                                      Share ownership and options

The relevant interest of each director in the share capital of the Company as notified by the directors to the ASX in accordance with S205G(1) of the Corporations Act 2001 at June 17, 2005 is as follows:

	Ordinary shares	Options over ordinary shares
J. Brett Heading	100,000	—
Dr. Gregory R. Collier	—	3,800,000
Kevin J. Dart	23,159,247	7,399,324
Roger V. Byrne	—	—
Elmar J. Schnee	9,833,750	4,439,308
Dr. Dennis M. Brown	14,398,297	—

Employee share option plan

An employee share option plan (ESOP) has been established where the Company may, at the discretion of the Board, grant options over the ordinary shares of the Company to directors, executives, advisors and support staff of the Company. These options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of the Company.  The options cannot be transferred and will not be quoted on the ASX.  There are currently one director, one executive and 18 scientific advisors and support staff who hold options issued under the ESOP.

Information with respect to the number of options granted under the ESOP is as follows:

	Six months to Dec 31, 2004		Year to June 30, 2004		Year to June 30, 2003
	Number of options	Weighted average exercise price (A$)	Number of options	Weighted average exercise price (A$)	Number of options	Weighted average exercise price (A$)
Balance at beginning of period	1,140,000	0.80	865,000	0.92	855,000	1.05
- granted	360,000	0.56	325,000	0.50	200,000	0.50
- forfeited	—	—	(50,000)	0.90	(190,000)	1.06
- exercised	—	—	—	—	—	—
Balance at end of period	1,500,000	0.75	1,140,000	0.80	865,000	0.92
Exercisable at end of period	885,000	0.52	525,000	0.50	200,000	0.50

In the addition to options granted under the ESOP, 3,600,000 options have been granted to Dr. Gregory R. Collier after approval by shareholders at General Meetings. Details of theses options and ESOP options granted to Dr. Gregory R. Collier are included in Notes 15 and 20 to the Company’s audited consolidated financial statements.

For disclosure purposes, the Company uses the fair value measurement provisions of AASB No. 1046, Director and Executive Disclosures for Disclosing Entities, and the pending AASB No. 2 Share-based Payment for all options granted to directors and relevant executives, which have not vested as at July 1, 2003. The straight-line amortization of the fair value of such grants over the vesting period is disclosed as part of director and executive emoluments.  No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e., forfeitures).  From July 1, 2003, options granted as part of director and executive emoluments have been valued using the Black-Scholes option pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.  See below for further details.

Fair values of options: The fair value of each option is estimated on the date of grant using Black-Scholes option pricing model with the following weighted average assumptions used for grants made during the 2004 financial year:

2004

Dividend yield	0%

Expected volatility	65%

Risk-free interest rate at issue date	5.77%

Life of option	6 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting weighted average fair values per option for those options vesting after July 1, 2003 are:

Number of options	Grant date	Vesting date	Weighted average fair value (A$ )
300,000	November 21, 2003	November 21, 2003	0.34

1,000,000	June 21, 2004	June 21, 2004	0.35

1,000,000	June 21, 2004	June 21, 2006	0.35

500,000	June 21, 2004	June 21, 2007	0.35

500,000	June 21, 2004	June 21, 2008	0.35

Currently, these fair values are not recognized as expenses in the financial statements.  However, should these grants be expensed, this would result in an increase in employee benefits expense of A$452,781 for the 2004 financial year. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e., options that do not vest).

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major shareholders

As at June 17, 2005 the Company had knowledge of the following ownership interest (direct and beneficial) of 5% or greater in its ordinary shares:

Shareholder	Number of shares held	% of issued shares

Charter Pacific Corporation Limited	23,010,087	20.1%
Dr. Dennis M. Brown	14,398,297	12.6%
Queensland Investment Corporation	10,984,855	9.7%
Merck Santé	9,793,750	8.5%
Elan International Services Ltd	7,000,000	6.1%
Toibb Investments LLC	6,405,962	5.6%

Charter Pacific Corporation Limited is a publicly listed company with approximately 3,300 shareholders as at June 17, 2005.  Charter Pacific Corporation Limited is noted as a related party as it is a major shareholder and as Mr. Kevin J. Dart is a director of ChemGenex Pharmaceuticals Limited and a director, and Chief Executive Officer, of Charter Pacific Corporation Limited.

Queensland Investment Corporation is wholly owned by the Government of the State of Queensland in the Commonwealth of Australia.

Elan International Services Ltd, a Bermuda exempted limited liability company, is a wholly-owned subsidiary of Elan Corporation plc an Irish public limited liability company.

Toibb Investment LLC is a privately-owned US-based investment company which has recently notified the ASX and the Company that it and its related entities have increased their combined shareholding to greater than 5%.

At June 17, 2005 calculation of major shareholders, the issued share capital of the Company was 114,797,616 ordinary shares.  The major shareholders do not have different voting rights.  Under the terms of a Voting Rights Deed dated as of June 21, 2004 between Dr. Dennis M. Brown and Charter Pacific Corporation Limited, until the earlier to occur of June 21, 2006 and the date on which Charter Pacific Corporation Limited beneficially owns less than 10% of the Company’s outstanding ordinary shares, Charter Pacific Corporation Limited is entitled to vote that number of shares beneficially owned by Dr. Dennis M. Brown in the Company that will take Charter Pacific Corporation Limited’s vote to 25% plus one vote of the outstanding stock.

At June 17, 2005, the directors of the Company controlled ordinary shares representing approximately 41.3% of the Company’s outstanding share capital, as follows:

Director	Number of shares held

J. Brett Heading	100,000
Kevin J. Dart	23,159,247
Elmar J. Schnee	9,833,750
Dr. Dennis M. Brown	14,398,297
Total	47,491,294

As far as is known to the Company and subject to the disclosure provided under Item 8B.  “Financial information — Significant Changes” the Company is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change of its control.

B.            Related party transactions

In June 2004 Charter Pacific Corporation Limited agreed to provide unsecured funding to the Company to the extent of A$5 million for working capital to further develop the Company’s two anti-cancer compounds in Phase II clinical trials in the U.S. Following the capital raising of July 14, 2004 this unsecured funding facility lapsed.  No funds were drawn down under this facility.

Legal services were provided by McCullough Robertson lawyers, a legal firm of which Mr. J. Brett L. Heading is a partner. The value of legal services provided by McCullough Robertson lawyers was A$15,400, A$116,754 and A$88,798 and A$nil during July 1, 2004 to December 31, 2004 and the years ended June 30, 2004, 2003 and 2002, respectively.  Subsequent to December 31, 2004 a further A$10,842 has been paid to McCullough Robertson lawyers for the provision of legal services. Mr. J. Brett Heading is a director of two companies that are the joint holders of 5% of the shares of Global Markets Capital Group LLC (“GMCG”) which has provided advisory and consulting services to the Company. The value of advisory and consulting services provided by GMCG was

A$36,468, A$1,882,294, A$260,631 and A$5,630 during July 1, 2004 to December 31, 2004 and the years ended June 30, 2004, 2003 and 2002, respectively.  Subsequent to December 31, 2004 a further A$23,190 has been paid to GMCG for the provision of advisory and consulting services. The Company issued 300,000 options to GMCG on November 21, 2003 at an exercise price of A$0.50. The options vested immediately with an expiry date of November 21, 2008.  Mr. J.B.L. Heading has no beneficial interest in the two companies that are 5% shareholders in GMCG. As an individual investor, Mr. J. Brett Heading holds 100,000 shares in the Company.

Mr. Kevin J. Dart is a director and shareholder of Charter Pacific Corporation Limited, which holds 23,010,087 shares and 7,399,324 options exercisable at A$1.25 expiring March 12, 2010 in the Company.  Charter Pacific Corporation Limited is a 38.5% shareholder of GMCG that has provided advisory and consulting services to the Company as indicated above.

Mr. Joseph I. Gutnick was a director and shareholder of the company which owns the Kimberley Gardens Boutique Hotel & Conference Centre which provided hotel services to the Company in the year ended June 30, 2002 to the value of A$5,048.  No further hotel services were provided subsequent to June 30, 2002.

In fiscal 2002 some of the directors of the Company (Mr. Joseph I. Gutnick and Dr. David S. Tyrwhitt) were also directors of Axis Consultants Pty Ltd which provided management services to the Company in the year ended June 30, 2002 to the value of A$3,888,935 and charged interest fees to the Company of A$5,712.  No further management services were provided subsequent to June 30, 2002.

Mr. Elmar J. Schnee is a director of Merck Santé which holds 5,668,750 shares and 4,439,308 options exercisable at A$1.25 expiring March 12, 2010 in the Company. As an individual investor Mr. Schnee holds 40,000 shares in the Company. Merck Santé is party to research and development and commercialization agreements with the Company’s 100% owned subsidiary Autogen Research Pty Ltd.  Under these ongoing agreements Merck Santé provided research and development funding and milestone payments to Autogen Research Pty Ltd totaling A$1,264,635, A$3,482,511, A$4,297,176 and A$3,654,133 during July 1, 2004 to December 31, 2004 and the years ended June 30, 2004, 2003 and 2002, respectively. Subsequent to December 31, 2004 a further A$705,113 has been received.

Dr. Dennis M. Brown is an executive director of the Company. As an individual investor Dr. Dennis M. Brown holds 14,398,297 shares.

C.            Interests of experts and counsel

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

A.            Consolidated statements and other financial information

Reference is made to page F-1.  Financial Statements for a list of all financial statements, including the notes thereto, and exhibits.

Dividends

The Company does not currently pay dividends.  The payment of future dividends will be dependent upon future earnings, the financial condition of the Company and other factors.  In addition, the Company expects to retain a substantial portion of future earnings, if only to finance the growth and development of the business.  Accordingly, the Company does not expect to pay dividends in the near future.

Legal matters

The Company is not engaged in any legal or arbitration proceedings.

B.            Significant changes

The Company is not aware of any matter or circumstance that has arisen since December 31, 2004 that has significantly affected, or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the consolidated Company in future fiscal years.

ITEM 9.                  THE OFFER AND LISTING

A.            Offer and listing details

Trading market for ordinary shares and ADSs

The Company’s ordinary shares were listed on the ASX on July 10, 1986. The ASX is the principal trading market for the ordinary shares.  The following table sets forth, for the periods indicated, the highest and lowest market quotations for the ordinary shares reported on the Daily Official List of the ASX. Quarters reflect fiscal years.

Annual high and low market price of ordinary shares and average daily trading volume for last five full fiscal years

		High (A$)	Low (A$)	Ave. daily trading volume

2005	July 1, 2004 through June 17, 2005	0.73	0.43	84,716
2004		0.84	0.25	247,578
2003		0.65	0.17	84,713
2002		1.15	0.47	27,027
2001		1.48	0.24	82,117
2000		0.46	0.18	143,571

Quarterly high and low market price of ordinary shares and average daily trading volume for last two full fiscal years and beyond

		High (A$)	Low (A$)	Ave. daily trading volume
Fiscal 2005	March quarter	0.69	0.48	45,166
	December quarter	0.73	0.47	143,504
	September quarter	0.58	0.43	76,843
Fiscal 2004	June quarter	0.62	0.44	131,195
	March quarter	0.59	0.42	62,174
	December quarter	0.63	0.45	83,549
	September quarter	0.84	0.25	692,940
Fiscal 2003	June quarter	0.28	0.17	143,781
	March quarter	0.40	0.20	185,045
	December quarter	0.65	0.35	9,857
	September quarter	0.65	0.42	13,422

Monthly high and low market price of ordinary shares and average daily trading volume for last six months

	High (A$)	Low (A$)	Ave. daily trading volume
May 2005	0.59	0.47	62,123
April 2005	0.54	0.43	71,588
March 2005	0.60	0.48	29,958
February 2005	0.65	0.57	40,915
January 2005	0.69	0.54	67,633
December 2004	0.73	0.57	169,143

The securities to be listed are ordinary shares of common stock of the Company in the form of American Depositary Receipts (“ADRs”). It is expected that each ADR will evidence ten ordinary shares. The shares will be registered and the ADRs will be in an uncertificated form. No new shares will be issued in connection with this Registration Statement. As of June 17, 2005 the Company had 114,797,616 ordinary shares issued and outstanding. The shares are without par value. See Item 10B. “Constitution” for a detailed description of the rights attaching to the shares. Also see Item 12A. “American Depositary Shares” for a description of the rights attaching to the ADR.

On December 10, 2002 the Company established a Level I ADR program, in which the ordinary shares trade in the form of ADSs, which are evidenced by American Depositary Receipts or ADRs, issued by The Bank of New York, as Depositary, and registered on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended. One American Depositary Share (“ADS”) represents ten ordinary shares.  As of June 17, 2005, there were zero ADSs outstanding.  The ADSs are intended to trade in the U.S. over-the-counter market and dealers’ prices for the ADRs are quoted in the “pink sheets” published by the National Quotations Bureau, Inc.. As of June 17, 2005 there were approximately 4,000 record holders of the Company’s ordinary shares, of which 32,445,229 shares (representing 28.3% of the total ordinary shares issued and outstanding) were held of record by 93 U.S. residents (based solely on their addresses).

The Company’s current Level I ADR program will be upgraded to a Level II program, in connection with the Company’s planned listing on the NASDAQ SmallCap Market.  In connection with such “upgrade”, the Company will be changing the ratio of its shares to each ADS in order to meet the minimum share price for listing on that market.

Since the inception of the Company’s Level I ADR program there have been no trades in its ADSs.

B.            Plan of distribution

Not applicable.

C.            Markets

After the effectiveness of this Registration Statement the Company will make application for admission to trade the ADSs on the NASDAQ SmallCap market.

D.            Selling shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the issue

Not applicable.

ITEM 10.               ADDITIONAL INFORMATION

A.            Share capital

As of June 17, 2005 the share capital of the Company is 114,797,616 ordinary shares without par value.

The movement in the number of issued shares over the last three fiscal years is detailed in the following table:

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Shares at start of fiscal year	57,027,740	38,018,394	37,817,171

Previously issued options exercised	—	—	1,223

New shares issued	29,700,554	19,009,346	200,000

During the 12 months to June 30, 2003 shareholders’ equity increased to A$3,862,864 from A$(389,175) an increase of A$4,252,039.  The movement was largely the result of the underwritten rights issue of 19,009,346 ordinary shares to new and existing shareholders at a price of A$0.35 per share on December 24, 2002 and December 31, 2002.

During the 12 months to June 30, 2004 shareholders’ equity increased to A$16,713,018 from A$3,862,864, an increase of A$12,850,154.  The movement was largely the result of the issue of 28,000,000 ordinary shares at a price of A$0.54 per share to shareholders in ChemGenex Therapeutics, Inc. as approved by shareholders on June 21, 2004. A further A$901,294 capital was raised through the issue of 1,700,554 shares to GMCG as part payment of advisory fees in respect to the transaction with ChemGenex Therapeutics, Inc. as approved by shareholders on June 21, 2004.

On July 14, 2004, there was a 15% placement of 13,009,244 ordinary shares to major shareholders, Merck Santé and Queensland Investment Corporation, as well as institutional and sophisticated investors to raise A$6,244,437 for working capital requirements.

On January 24, 2005, there was a 15% placement of 14,900,000 ordinary shares to major shareholders, Charter Pacific Corporation Limited, Merck Santé and Queensland Investment Corporation, as well as institutional and sophisticated investors to raise A$8,195,000 for working capital requirements and to progress the Phase I and II cancer programs for Quinamed® and Ceflatonin®.

On February 17, 2005, 50,543 ordinary shares were issued to The University of Texas M.D. Anderson Cancer Center pursuant to a license agreement at A$0.495 per share.

On February 17, 2005, 25,000 ordinary shares were issued subsequent to the exercise of options pursuant to the ESOP at A$0.50 per share.

B.            Constitution

ChemGenex Pharmaceuticals Limited is a public company limited by shares registered by the ASIC. The Company was registered on September 29, 1958 under the name Kingsway Group Limited and its Australian company number is 000 248 304. It subsequently changed its name to Australia Wide Industries Limited on May 29, 1986, to Autogen Limited on May 10, 1999, to AGT Biosciences Limited on March 19, 2003 and, lastly, to ChemGenex Pharmaceuticals Limited on June 21, 2004.  The Company was listed on the ASX on July 10, 1986. Subject to the ASX Listing Rules and the Corporations Act 2001 of Australia (the “Corporations Act”), the rights that attach to the Company’s shares are detailed in its constitution. The Company’s current constitution was adopted in November 1991. On August 18, 2001 shareholders approved a capital consolidation of five existing shares for one new share. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

The material provisions of the Company’s constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of the Company’s shareholders and is qualified in its entirety by reference to the constitution which is available as an exhibit to this Registration Statement.

The Corporations Act prohibits directors of companies listed on the ASX from voting on matters in which they have a material personal interest, requires disclosure of such interest to shareholders, and requires shareholders’ approval of any provision of related party benefits.

The Company’s directors are paid remuneration for their services as directors, which is determined in a general meeting of shareholders. The fixed sum remuneration for directors shall not be by way of a commission on or percentage of the turnover of the Company or (except in the case of a director who is an executive director) its profits or operating revenue.

The aggregate of all remuneration paid by the Company to directors who are not executive directors must not exceed a maximum sum as determined by the shareholders of the Company in general meeting. This sum must not be increased without obtaining the shareholders’ approval in general meeting in accordance with the Corporations Act and ASX Listing Rules.

Pursuant to the Company’s constitution any director who devotes special attention to the Company’s business or who otherwise performs services (including serving on committees) which in the opinion of the board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors goes or resides abroad related to the Company’s business, shall be paid extra fixed remuneration or salary either in addition to or in substitution for his share in the remuneration provided above.

In addition to other remuneration provided in the Company’s constitution, all directors are entitled to be paid by the Company for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on the Company’s business.

Additionally, in accordance with the Company’s constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the ASX Listing Rules.

Powers exercisable by directors

Pursuant to the Company’s constitution, the management and control of the Company’s business affairs are vested in the board of directors.

The board has the powers to borrow money, charge any property or business of the Company or all or any of its uncalled capital, issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, and guarantee or become liable for the payment of money or the performance of any obligation by or of any other person.

Retirement of directors

Pursuant to the Company’s constitution, one third of directors must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director must retire from office at the conclusion of the third annual general meeting after which the director was elected.  This procedure does not apply to the Managing Director.

There are no requirements in the Company’s constitution regarding the retirement of directors at any particular age.

Rights and restrictions on classes of shares

Subject to the Corporations Act and the ASX Listing Rules rights attaching to the Company’s shares are detailed in its constitution. The Company’s constitution provides that, any of its shares may be issued with preferred, deferred or other special rights, privileges or conditions, or any restriction relating to dividend, voting, return of capital or otherwise. The board may allot preference shares on terms that they are, or at the option of the Company, are liable to be redeemed. The board may also grant options over unissued shares and grant other securities with rights of conversion to shares.

Voting rights

Every shareholder present in person or by proxy, attorney or representative at a meeting of shareholders has one vote on a vote taken by a show of hands, and, on a poll every shareholder who is present in person or by proxy, attorney or representative has one vote for every fully paid ordinary share held by him or her, and a proportionate vote for every partly paid share registered in such shareholder’s name on the Company’s share register, equivalent to the proportion of the amount paid on the share to the total amount paid and payable on that share.

A poll may be demanded at a meeting by the chairperson of the meeting, by any 5 shareholders entitled to vote at the meeting, or by any one or more shareholders who are together entitled to not less than 5% of the votes that may be cast on the poll.

Dividend rights

Dividends are payable out of the Company’s profits and are declared by the directors.  Dividends declared will be payable on the shares at a fixed amount per share, provided that the holder of a partly paid share must not receive a greater proportion of a dividend than the proportion which the amount paid in respect of the share is of the total amount paid and payable in respect of the share.

The directors may resolve that shareholders may elect to forego their right to share in a proposed dividend or part of a proposed dividend and to receive instead an issue of shares credited as fully paid on such terms as the directors think fit.

Transfer of shares

A shareholder may transfer shares by a market transfer in accordance with the electronic share registration and transfer system conducted in accordance with the Clearing House Electronic Sub-Register System (CHESS) Rules and approved by the directors, or by an instrument in writing in a form approved by the ASX or in any other usual form or in any form approved by the directors.

The directors of the Company may refuse to register any transfer of shares, or request the Share Clearing House (SCH) to apply a holding lock to prevent a proper SCH transfer of shares, where permitted or required by the ASX Listing Rules.

Profits

Pursuant to the Company’s constitution, the directors may, before declaring or paying any dividend, set aside out profits of the Company such amounts as they think proper to retain as reserves, to be applied at the discretion of the directors for any purpose for which the profits of the Company may be properly applied. The directors may also resolve to capitalize profits.

Redemption provisions

There are no redemption provisions in the Company’s constitution in relation to ordinary shares. Under the Company’s constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at the Company’s option, be liable to be redeemed.

Sinking fund provisions

There are no sinking fund provisions in the Company’s constitution in relation to ordinary shares.

Provisions discriminating against holders of a substantial number of shares

There are no provisions under the Company’s constitution discriminating against any existing or prospective holders of a substantial number of the Company’s shares.

Variation of class rights

The Company’s constitution provides that if at any time the capital is divided into different classes of shares, the rights attaching to any class of shares, may (unless otherwise provided by the terms of issue of the shares of that class), be varied or cancelled with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class, or with the written consent of the holders of at least 75% of the issued shares of that class. The provisions of the Company’s constitution relating to general meetings shall apply to every such meeting, except that the necessary quorum shall be two persons present in person or represented by proxy, attorney or representative who together hold or represent at least one-fourth of the issued shares of the class.   Any holder of shares of the class present in person or by proxy, attorney or representative may demand a poll.

Meetings and notice

Each shareholder is entitled to receive notice of and to attend general meetings of the Company and to receive all notices, accounts and other documents required to be sent to shareholders under the Constitution of the Company, the Corporations Act 2001 or the ASX Listing Rules.

The directors must convene a general meeting when requisitioned by a shareholder in accordance with the Corporations Act 2001.

Liquidation rights

All shares in the Company rank equally in the event of liquidation, subject to any amount remaining unpaid on a share.  Once all the liabilities of the Company are satisfied, a liquidator may, with the authority of a special resolution of shareholders, divide the whole or part of the Company’s remaining assets among shareholders.

The liquidator may, with the sanction of a special resolution of shareholders, vest the whole or any part of the assets in trust for the benefit of the shareholders as the liquidator thinks fit, but no shareholder must accept any shares in respect of which there is any liability.

Shareholder liability

To the extent permitted by the ASX Listing Rules, the Company has a first and paramount lien on every partly paid share and dividends declared, paid or made in respect of that share from time to time for:

(a)           all due and unpaid calls and installments in respect of the share;

(b)           any amount owed to the Company for a share acquired under an employee incentive scheme; or

(c)           all money which the Company is required by law to pay in respect of a share.

This lien is extinguished if a transfer of the share is registered without the Company notifying the transferee of the lien.

Subject to the Company’s constitution, the Corporations Act 2001 and the ASX Listing Rules, the Company may sell any share over which it has a lien, provided that the amount payable on the share is presently payable, and that the Company gave at least 10 business days notice of the impending sale, demanding payment of the sum.

At any time after a call or installment in respect of a share becomes payable and remains unpaid by a shareholder, the directors may serve a written notice on the shareholder requiring him or her to pay the unpaid amount, any interest that has accrued in respect of the unpaid amount and all expenses incurred by the Company as a consequence of the failure to pay.  The notice must specify a date (not earlier 10 business days from the date of the notice) by which payment must be made, and must state that if the notice is not complied with, the shares in respect of which the notice was sent may be forfeited.  The shareholder must be notified as soon as possible once his or her share is forfeited.  The shareholder will retain liability to pay all money that was payable in respect of the forfeited share at the time of forfeiture.

Foreign ownership regulation

There are no limitations on the rights to own securities imposed by the Company’s constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally this Act applies to acquisitions or proposed acquisitions:

(a)  by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

(b)  by non associated foreign person which would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If an acquisition resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

Ownership threshold

There are no provisions in the Company’s constitution, which require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify the Company and the ASX once a 5% interest in the Company’s shares is obtained. Further, once a shareholder owns a 5% interest in the Company, such shareholder must notify the Company and the ASX of any increase or decrease of 1% or more in its holding in the Company’s shares.

Conditions for change of capital

There are no conditions imposed by the Company’s constitution relating to changes in its capital which are more stringent than are required by the Corporations Act.

Stock issues and takeover attempts

The Company is governed by the Corporations Act which provides shareholders with broad protection in relation to takeovers, including:

•      that the acquisition of control over voting shares takes place in an efficient, competitive and informed market;

•      that shareholders have enough information to assess the merits of a proposal; and

•      that shareholders all have a reasonable and equal opportunity to participate in any benefits accruing to the shareholders through any proposal under which a person would acquire a substantial interest.

Further, subject to limited exceptions provided in the ASX Listing Rules, the Company must not issue or agree to issue shares, without the approval of holders of its ordinary shares, for three months after the Company is told in writing that a person is making or proposes to make, a takeover for its shares.

The exceptions to the listing rule are as follows:

•      an issuance or agreement to issue which the Company has notified the ASX of before the Company is told a person is making or proposes to make a takeover for its shares;

•      an issuance to the Company’s ordinary shareholders on a pro-rata basis;

•      an issuance made due to an exercise of rights of conversion already in existence;

•      an issuance by the Company as consideration for an off-market takeover bid made by the Company where the Company is required to comply with the provisions of the Corporations Act;

•      an issuance under a dividend stock distribution plan that is in operation before the Company is told a person is making or proposes to make a takeover for its shares; and

•      if there is an agreement to issue shares and such agreement is conditional on ordinary shareholders approving the issuance before the issuance is made.

Access to and inspection of documents

Subject to the requirements of the Corporations Act, the directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by shareholders other than directors. A shareholder other than a director does not have the right to inspect any financial records or other documents of the Company except as provided by law, ordered by a court or authorized by a resolution of the directors or a general meeting of the Company.

CHESS

Holding statements

The Company participates in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the ASX Listing Rules and the Securities Clearing House business rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for the Company’s CHESS-approved shares is recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register.

The Company does not issue share certificates to shareholders. Instead, it provides shareholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each shareholder’s name. This statement also advises shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month. Shareholders may also request statements at any other time (subject to payment of a small administration fee).

Alteration of Constitution

The Constitution can only be amended by a special resolution passed by at least 75% of shareholders present and voting at the general meeting.  At least 28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.

ASX listing rules

As the Company has been admitted to the Official List of the ASX, then notwithstanding anything in its Constitution, no act may be done that is prohibited by the ASX Listing Rules, and authority is given for acts required to be done.  The Company’s Constitution complies and is in accord with the ASX Listing Rules as amended from time to time.

C.            Material contracts

The following contracts are the only contracts not entered into in the ordinary course of business which have been entered into by the Company within two years immediately preceding the date of this document and are or may be material to the Company:

The Company’s principal commercial collaborations are described under Item 4.B. “Business overview – commercial and research and development collaborations.”

Under the Agreement and Plan of Merger dated as of April 27, 2004 among AGT Biosciences Limited (the Company), AGT Biosciences, Inc., ChemGenex Therapeutics, Inc. (now ChemGenex Pharmaceuticals, Inc.) and Dr. Dennis M. Brown, the Company acquired 100% of ChemGenex Therapeutics, Inc. through a merger, using ordinary shares.  Pursuant to the terms of the agreement, the Company has continuing indemnity obligations in favor of the selling shareholders, represented by Dr. Dennis M. Brown, and Dr. Dennis M. Brown has certain continuing indemnity obligations in favor of the Company.  Each of the selling shareholders, who are now shareholders of the Company, entered into a non-sale undertaking restricting their ability to trade the ordinary shares received in the merger for a period ending on June 21, 2005.

D.            Exchange controls and other limitations affecting security holders

Exchange controls

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to the Company for the movement of funds in and out of Australia.  However, from time to time, Australian foreign exchange controls are implemented against prescribed countries, entities and persons.  Certain transactions relating to Iraq, the National Union for the Total Independence of Angola (UNITA), certain persons associated with the former government of the Federal Republic of Yugoslavia, and ministers and senior officials of the Government of Zimbabwe are currently prohibited, without the specific prior approval, of the Reserve Bank of Australia.  Restrictions also apply to transactions, accounts and assets relating to the Taliban, Usama bin Laden, the Al-Qaida organization and other persons and entities identified as terrorists or sponsors of terrorism.

Accordingly, at the present time, remittances of any dividends, interest or other payment by the Company to non-resident holders of the Company’s securities in the U.S. are not, subject to the above, restricted by exchange controls or other limitations.

Takeovers Act

There are no limitations, either under the laws of Australia or under the Constitution of ChemGenex Pharmaceuticals Limited, to the right of non-residents to hold or vote the Company’s ordinary shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including U.S. residents, to hold ordinary shares but does not affect the right to vote, or any other rights associated with any ordinary shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  At January 31, 2005, approximately 39.6% of the Company’s fully paid outstanding ordinary shares were held by shareholders outside Australia.  In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company. However, there are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of the Company.

Corporations Act 2001

As applied to the Company, the Corporations Act 2001 (the “Corporations Act 2001”) prohibits any legal person (including a corporation) from acquiring a relevant interest in ordinary shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in the Company if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises.  The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest.  For example each person who has voting power above 20% in a company which in turn holds shares in the Company is deemed to have a relevant interest in those shares.  Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

A person’s voting power in the Company is that percentage of the total votes attached to ordinary shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

E.             Taxation

This summary is based on the tax laws of the U.S.(including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and on the Australian tax law and practice as in effect on the date hereof.  In addition, this summary is based on the income tax convention between the U.S. and Australia (the “Treaty”). The foregoing laws and legal authorities as well as the Treaty are subject to change (or changes in interpretation), possibly with retroactive effect.  Finally, this summary is based in part upon the representations of the Company’s ADR Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, inheritance taxation, stamp duty and goods and services tax.  This discussion does not address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances or investors subject to special tax regimes, like broker-dealers, insurance companies or financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts or real estate mortgage investment conduits, persons who actually or constructively own ten percent or more of the Company’s ADRs or ordinary shares, persons who hold ADRs or ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments, persons who have elected mark-to-market accounting, or persons who acquired their ADRs or ordinary shares through the exercise of options or similar derivative securities or otherwise as compensation.  This discussion applies only to shares held as capital assets.  Prospective investors are urged to consult their tax advisers regarding the U.S. and Australian federal, state and local tax consequences and any other tax consequences of owning and disposing of ADRs and ordinary shares.

Australian Tax Consequences

In this section the Company’s discuss Australian tax considerations that apply to non-Australian tax residents who are residents of the U.S. with respect to the ownership and disposal by the absolute beneficial owners of ADRs.  This summary does not discuss any foreign or state tax considerations, other than stamp duty.

Nature of ADRs for Australian Taxation Purposes

ADRs held by a U.S. Holder will be treated for Australian taxation purposes as held under a “bare trust” for that holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADR holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADR holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis the Company discusses the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. Holders of ADRs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by the Company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the Treaty, the Australian tax withheld on unfranked dividends paid by the Company to which a resident of the U.S. is beneficially entitled is generally limited to 15% if the U.S. resident holds less than 10% of the voting rights of the Company, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively. Where the U.S. resident holds 10% or more of the voting rights of the Company, the withholding tax rate is reduced to 5%.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.  If a non-Australian resident stockholder did own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders. The Australian Taxation Office maintains the view that the Double Taxation Convention between the U.S. and Australia does not limit Australian capital gains tax. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%.  Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders. These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.  Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for those gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from the Australian income tax may be available to non-Australian resident stockholders under the Double Taxation Convention between the U.S. and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a stockholder were a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S.

resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

Any transfer of shares through trading on the ASX, whether by Australian residents or foreign residents, are not subject to stamp duty within Australia.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

U.S. Federal Income Taxation

As used below, a “U.S. Holder” is a beneficial owner of an ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a U.S. person.  For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of an ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the U.S. or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder.

Nature of ADRs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of an ADR will be treated as the owner of the underlying shares.  Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADRs will be the same for shares in the Company, and exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. Holders.  In general, subject to the passive foreign investment company rules discussed below, a distribution on an ADR will constitute a dividend for U.S. federal income tax purposes to the extent made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles.  If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder’s tax basis in the ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain.  For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ADR (which will include the amount of any Australian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income.  The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. Holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars.  Any gain or loss realized on a conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss.  Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law.  For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income.”  You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years.  A foreign tax credit may not be allowed for withholding tax imposed in respect of certain short-term or hedged positions in an ADR.  Alternatively, any Australian withholding tax may be taken as a deduction against taxable income.  A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on an ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established securities market in the U.S. or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  The ADRs will be listed on the NASDAQ SmallCap Market.  It is not clear whether that listing will qualify them as readily tradable on an established securities market in the United States.  Moreover, because only the ADRs and not the shares themselves are listed on a U.S. exchange, based on existing guidance it is not clear whether dividends paid by the Company will be treated as paid on shares that are readily tradable on an established securities market in the United States.  However, the Treaty satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, the Company believes that it should be a resident of Australia entitled to the benefits of the Treaty.  However, because the facts relating to the Company’s entitlement to the benefits of the Treaty can change over time, there can be no assurance that it will be entitled to the benefits of the Treaty for any taxable year.  Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC, FPHC or FIC for U.S. federal income tax purposes for its June 30, 2004 taxable year.  In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its June 30, 2005 taxable year.  Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs are repealed.  However, as described in the section below entitled “Passive Foreign Investment Company Rules,” if the Company was a PFIC in a year while a U.S. Holder held an ADR or an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ADR or ordinary share, the ADR or ordinary share remains an interest in a PFIC for all future years or until such an election is made.  The Internal Revenue Service takes the position that that rule will apply for purposes of determining whether an ADR or ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.  Even if the Company has not been a PFIC in any prior year and is not currently a PFIC, because the composition of the Company’s income and assets will vary over time, there can be no assurance that it will not be considered a PFIC for any taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of ADRs and shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-U.S. Holders.  A dividend paid to a non-U.S. Holder of an ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. Holder within the U.S.(and is attributable to a permanent establishment or fixed base the non-U.S. Holder maintains in the U.S. if an applicable income tax treaty so requires as a condition for the non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ADR).  A non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder.  A corporate non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Any gain a U.S. Holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss generally will be a U.S. source loss.  If an Australian tax is paid on a sale or other disposition of an ADR, the generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. Holder from obtaining a foreign tax credit for the Australian tax.

In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%.  In later years, the maximum tax rate on the net capital gain of an individual will be 20%.  The deductibility of capital losses is subject to limitations.

Non-U.S. Holders.  A non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of an ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. Holder within the U.S.(and is attributable to a permanent establishment or fixed base the non-U.S. Holder maintains in the U.S. if an applicable income tax treaty so requires as a condition for the non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ADR), or (ii) in the case of a non-U.S. Holder who is an individual, the holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply.  Any effectively connected gain of a corporate non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its June 30, 2004 taxable year.  In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its June 30, 2005 taxable year.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income.  In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends.  The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change.  Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a U.S. person, it remains stock in a PFIC in the hands of that shareholder.

If the Company treated as a PFIC, contrary to the tax consequences described in “U.S. federal Income Tax Considerations—Taxation of Dividends” and “—U.S. federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. Holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR and (ii) any “excess distribution” by the Company to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the ADR exceed 125% of the average annual taxable distributions the U.S. Holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years.  A U.S. Holder who owns an ADR during any year the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. Holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year.  The Company has not yet determined whether, if it is a PFIC, it would make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election.  It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year the Company is a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. Holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a QEF election, a U.S. Holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. Holder’s adjusted basis in the stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years.  A U.S. Holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election.  If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election.  A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  However, there is no certainty that the shares will be considered “marketable stock” for these purposes unless and until the Internal Revenue Service designates the Australian Stock Exchange as having rules adequate to carry out the purposes of the PFIC rules.  There can be no assurance that the Internal Revenue Service will make that designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, an ADR to a U.S. Holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. Holder provides an accurate taxpayer identification number or otherwise establishes an exemption.  The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided certain required information is furnished to the Internal Revenue Service.

A non-U.S. Holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADRs or ordinary shares.  Holders and potential holders should consult their tax adviser(s) concerning the tax consequences relevant to them in their particular situation.

F.             Dividends and paying agents

The Company has not declared or paid and does not intend to declare or pay dividends for the foreseeable future.  At the appropriate time in the future when the Company is able to declare and pay a dividend, it will appoint a dividend paying agent.

G.            Statement by experts

The consolidated financial statements of ChemGenex Pharmaceuticals Limited and subsidiaries as of and for the years ended June 30, 2004 and 2003 included in this Registration Statement have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ChemGenex Pharmaceuticals Limited and subsidiaries for the year ended June 30, 2002 included in this Registration Statement have been audited by PKF, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of ChemGenex Therapeutics, Inc. as of December 31, 2003 (consolidated) and 2002 and for the years ended December 31, 2003 (consolidated) and 2002 and the period from September 14, 1999 (inception) to December 31, 2003 have been audited by Abbott, Stringham & Lynch, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given their authority as an expert in accounting and auditing.

H.            Documents on display

This Form 20-F and any related documents may be inspected by investors at the Company’s registered office at Edmondson Turner & Co., 439 Bay Street, Brighton, Victoria, Australia, or at the Company’s headquarters at Pigdons Road, Waurn Ponds, Victoria, Australia or at the public reference room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington DC 20549, at prescribed rates.  Upon effectiveness of this Registration Statement, the Company will become subject to the information requirements of the U.S.  Securities Exchange Act of 1934, as amended, and, in accordance therewith, will be required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form.  More information concerning the public reference room of the SEC can be obtained by calling the SEC at 1-800-SEC-0330.  The SEC filings of the Company will also be available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.  The Company also maintains a website at www.chemgenex.com.  Information on the Company’s website and websites linked to it do not constitute part of this Registration Statement.

I.              Subsidiary information

The Company’s subsidiaries Autogen Research Pty Ltd., incorporated in Australia, and ChemGenex Pharmaceuticals, Inc., incorporated in the State of Delaware, are both wholly-owned by ChemGenex Pharmaceuticals Limited.

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has exposure to changes in foreign currency exchange rates and interest rates. The Company does not utilize derivative financial instruments or other financial instruments subject to market risk.

Foreign currency exchange rates

The principal currency of the Company is the Australian dollar. Under existing partnership agreements the Company receives funds in U.S. dollars, Euros and Pounds Sterling.  Cash to fund working capital requirements is managed centrally in Australia and held in Australian dollars.

The following table shows the sensitivity of the Company’s future earnings as a result of an appreciation or depreciation in the value of the June 30, 2004 exchange rate of the Australian dollar against the U.S. dollar, the Euro and Pounds Sterling based on existing partnership agreements.  As the Company receives revenue and pays some expenses in U.S. dollars its operations provide a natural hedge against fluctuations in the Australian dollar: U.S. dollar exchange rate.

	A$ Depreciation				A$ Appreciation
	-15%	-10%	-5%	0%	5%	10%	15%

US$	217,297	144,865	72,432	—	(72,432)	(144,865)	(217,297)
	€155,199	103,466	51,733	—	(51,733)	(103,466)	(155,199)
	£196,335	130,890	65,445	—	(65,445)	(130,890)	(196,335)
Total	568,831	379,221	189,610	—	(189,610)	(379,221)	(568,831)

Interest rates

Cash deposits are held in call and deposit accounts at the National Australian Bank and are subject to variable interest rates. The Company does not consider its exposure to interest rates to be significant.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A             Debt Securities

Not applicable.

B             Warrants and Rights

Not applicable.

C             Other Securities

Not applicable.

D             American Depositary Shares

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York will act as the depositary bank for the American Depositary Shares.  The Bank of New York’s depositary offices are located at 101 Barclay Street, New York, New York, 10286.  American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank.  ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.”  The depositary bank typically appoints a custodian to safekeep the securities on deposit.  In this case, the custodians are Commonwealth Bank of Australia, National Australia Bank Limited, and the Australia and New Zealand Banking Group Limited.

The Company has appointed The Bank of New York as depositary bank pursuant to a deposit agreement.  A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6.  A holder may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C.  20549.  Please refer to Registration Number 333-13162 when retrieving such copy.

The Company is providing holders with a summary description of the ADSs and a holder’s rights as an owner of ADSs.  Summaries by their nature lack the precision of the information summarized and the holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary.  Holders are urged to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

Each ADS represents ten ordinary shares on deposit with the custodian bank.  An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If a holder becomes an owner of ADSs, a holder will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents a holder’s ADSs.  The deposit agreement and the ADR specify the Company’s rights and obligations as well as the rights and obligations of an owner of ADSs and those of the depositary bank.  As an ADS holder, a holder appoints the depositary bank to act on a holder’s behalf in certain circumstances.  The deposit agreement is governed by New York law.  However, the Company’s obligations to the holders of ordinary shares will continue to be governed by the laws of Australia, which are different from the laws in the U.S.

As an owner of ADSs, a holder may hold its ADSs either by means of an ADR registered in its name or through a brokerage or safekeeping account.  If a holder decides to hold its ADSs through a brokerage or safekeeping account, it must rely on the procedures of its broker or bank to assert its rights as ADS owner.  Please consult with a broker or bank to determine what those procedures are.  This summary description assumes that a holder has opted to own the ADSs directly by means of an ADR registered in its name and, as such, is referred to herein as the “holder.”

Dividends and distributions

Holders generally have the right to receive the distributions the Company makes on the securities deposited with the custodian bank.  A holder’s receipt of these distributions may be limited, however, by practical considerations and legal limitations.  Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of cash

Whenever the Company makes a cash distribution for the securities on deposit with the custodian, it will notify the depositary bank.  Upon receipt of such notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the U.S.  The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.  The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of shares

Whenever the Company makes a stock dividend of ordinary shares for the securities on deposit with the custodian, it will notify the depositary bank.  Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS to ordinary shares ratio, in which case each ADS held will represent rights and interests in the additional ordinary shares so deposited.  Only whole new ADSs will be distributed.  Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.  In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S.  securities laws) or if it is not operationally practicable.  If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the ordinary shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of rights

Whenever the Company intends to distribute rights to purchase additional ordinary shares, it will give prior notice to the depositary bank and it will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if the Company provides all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction).  Holders may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of their rights.  The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares directly rather than new ADSs.

The depositary bank will not distribute the rights to holders if:

•      the Company does not request that the rights be distributed or it asks that the rights not be distributed to holders;

•      the Company fails to deliver satisfactory documents to the depositary bank; or

•      it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable.  The proceeds of such sale will be distributed to holders as in the case of a cash distribution.  If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective distributions

Whenever the Company intends to distribute a dividend payable at the election of shareholders either in cash or in additional shares, it will give prior notice thereof to the depositary bank and will indicate whether it wishes the elective distribution to be made available to holders.  In such case, the Company will assist the depositary bank in determining whether such distribution is lawful and reasonably practical.

The depositary bank will make the election available to holders only if it is reasonably practical and if the Company has provided all of the documentation contemplated in the deposit agreement.  In such case, the depositary bank will establish procedures to enable holders to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to holders, they will receive either cash or additional ADSs, depending on what a shareholder in Australia would receive for failing to make an election, as more fully described in the deposit agreement.

Other distributions

Whenever the Company intends to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, it will notify the depositary bank in advance and will indicate whether it wishes such distribution to be made to holders.  If so, the Company will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to holders and if the Company provides all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.  In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to holders and will sell the property if:

•      the Company does not request that the property be distributed or if it asks that the property not be distributed to holders;

•      the Company does not deliver satisfactory documents to the depositary bank; or

•      the depositary bank determines that all or a portion of the distribution to holders is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever the Company decides to redeem any of the securities on deposit with the custodian, it will notify the depositary bank.  If it is reasonably practicable and if the Company provides all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price.  The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank.  Holders may have to pay fees, expenses, taxes and other governmental charges upon the redemption of a holder’s ADSs.  If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes affecting ordinary shares

The ordinary shares held on deposit for a holder’s ADSs may change from time to time.  For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, a holder’s ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit.  The depositary bank may in such circumstances deliver new ADSs to holders or call for the exchange of a holder’s existing ADSs for new ADSs.  If the depositary bank may not lawfully distribute such property to holders, the depositary bank may sell such property and distribute the net proceeds to holders as in the case of a cash distribution.

Issuance of ADSs upon deposit of ordinary shares

The depositary bank may create ADSs on a holder’s behalf if it or a holder’s broker deposits ordinary shares with the custodian.  The depositary bank will deliver these ADSs to the person indicated only after payment of any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation rights, if any, with respect to such ordinary shares have been validly waived or exercised.

Withdrawal of shares upon cancellation of ADSs

Holders are entitled to present their ADSs to the depositary bank for cancellation and then receive the underlying ordinary shares at the custodian’s offices.  In order to withdraw the ordinary shares represented by a holder’s ADSs, holders will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn.  Holders assume the risk for delivery of all funds and securities upon withdrawal.  Once canceled, the ADSs will not have any rights under the deposit agreement.

If ADRs are registered in a holder’s name, the depositary bank may ask for proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel a holder’s ADSs.  The withdrawal of the ordinary shares represented by a holder’s ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations.  Please keep in mind that the depositary bank will only accept ADSs for cancellations that represent a whole number of securities on deposit.

Holders will have the right to withdraw the securities represented by a holder’s ADSs at any time except for:

•      temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•      obligations to pay fees, taxes and similar charges; and

•      restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair a holder’s right to withdraw the securities represented by a holder’s ADSs except to comply with mandatory provisions of law.

Voting rights

Holders generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by a holder’s ADSs.  The voting rights of holders of ordinary shares are described in Item 10B “Constitution – Voting Rights”.  At the Company’s request, the depositary bank will mail to holders any notice of shareholders’ meeting received from the Company together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit.  The Company cannot assure holders that they will receive voting materials in time to enable them to return voting instructions to the depositary bank in a timely manner.  Securities for which no voting instructions have been received will not be voted.

Fees and charges

ADS holders will be required to pay the following service fees to the depositary bank:

Service	Fees (US$)

Issuance of ADSs	Up to 0.05 per ADS issued

Cancellation of ADSs	Up to 0.05 per ADS canceled

Exercise of rights to purchase additional ADSs	Up to 0.05 per ADS issued

Distribution of cash upon sale of rights and other entitlements	Up to 0.02 per ADS held

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•      fees for the transfer and registration of ordinary shares (i.e. upon deposit and withdrawal of class ordinary shares);

•      expenses incurred for converting foreign currency into U.S. dollars;

•      expenses for cable, telex and fax transmissions and for delivery of securities; and

•      taxes and duties upon the transfer of securities (i.e. when ordinary shares are deposited or withdrawn from deposit).

The Company has agreed to pay certain other charges and expenses of the depositary bank.  Note that the fees and charges holders may be required to pay may vary over time and may be changed by the Company and by the depositary bank.  Holders will receive prior notice of such changes.

Amendments and termination

The Company may agree with the depositary bank to modify the deposit agreement at any time without a holder’s consent.  The Company undertakes to give holders 90 days’ prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

Holders will be bound by the modifications to the deposit agreement if they continue to hold ADSs after the modifications to the deposit agreement become effective.  The deposit agreement cannot be amended to prevent holders from withdrawing the ordinary shares represented by a holder’s ADSs (except as permitted by law).

The Company has the right to direct the depositary bank to terminate the deposit agreement.  Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement.  In either case, the depositary bank must give notice to the holders at least 90 days before termination.

Upon termination, the following will occur under the deposit agreement:

•      for a period of six months after termination, holders will be able to request the cancellation of their ADSs and the withdrawal of the ordinary shares represented by their ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination.  During such six months’ period the depositary bank will continue to collect all distributions received on the ordinary shares on deposit (i.e. dividends) but will not distribute any such property to holders until they request the cancellation of their ADSs; and

•      after the expiration of such six months’ period, the depositary bank may sell the securities held on deposit.  The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account.  At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of depositary

The depositary bank will maintain ADS holder records at its depositary office.  Holders may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.  These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on obligations and liabilities

The deposit agreement limits the Company’s obligations and the depositary bank’s obligations to holders.  Please note the following:

•      The Company and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

•      The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•      The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to holders on the Company’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of the Company’s notices or for its failure to give notice.

•      The Company and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•      The Company and the depositary bank disclaim any liability if they are prevented or forbidden from acting on account of any law or regulation, any provision of the Company’s Constitution, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond the Company’s control.

•      The Company and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in the Company’s Constitution or in any provisions of securities on deposit.

•      The Company and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of them in good faith to be competent to give such advice or information.

•      The Company and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to holders.

•      The Company and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs.  These transactions are commonly referred to as “pre-release transactions.”  The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.).  The depositary bank may retain the compensation received from the pre-release transactions.  Pre-release transactions are required to be fully collateralized, in accordance with the depositary bank’s standard credit procedures.

Taxes

Holders will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs.  The Company, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders.  Holders will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder.  The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on a holder’s behalf.  However, a holder may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations.  Holders are required to indemnify the Company, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for a holder.

Foreign currency conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement.  Holders may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•      Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•      Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•      Hold the foreign currency (without liability for interest) for the applicable holders.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.            CODE OF ETHICS

Not applicable.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Refer to page F-1 for an index of all Financial Statements.

ITEM 18.               FINANCIAL STATEMENTS

The Company has chosen to respond to Item 17 in lieu of responding to this Item.

ITEM 19.               EXHIBITS

The following documents are filed as exhibits to this Registration Statement on Form 20-F:

1.             Constitution of the Registrant.

2.             Deposit Agreement, dated as of December 6, 2002, by and among Autogen Limited, The Bank of New York, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-101016) filed with the Commission on November 1, 2002).

4.     Material Contracts:

4.1   Service Contracts of Directors and Consultants

(a)           Consulting Agreement between Autogen Research Pty Ltd and Dr. Kenneth Walder dated December 20, 2002.

(b)           Secondment Agreement between Deakin University and the Autogen Limited dated March 19, 2002 in respect of the secondment to the Company of Dr. Gregory R. Collier.

(c)           Supplementary Secondment Deed among the Company, Autogen Research Pty Ltd and Dr. Gregory R. Collier dated March 26, 2002.

(d)           Offer of Employment dated July 1, 2003 for Dr. Gregory R. Collier.

(e)           Offer of Employment dated August 10, 2004 for Dr. James A. Campbell.

(f)            Offer of Employment dated September 20, 2004 for Eric P. Merrigan.

(g)           Employment letter agreement dated September 14, 1999 between ChemGenex Therapeutics, Inc. and Dr. Dennis M. Brown as amended.

(h)           Employment letter agreement dated May 6, 2001 between ChemGenex Therapeutics, Inc. and Harry Pedersen as amended.

(i)            Employment letter agreement dated June 20, 2000 between ChemGenex Therapeutics, Inc. and Shawnya Michaels as amended.

(j)            Employment letter agreement dated May 6, 2001 between ChemGenex Therapeutics, Inc. and Tina Herbert as amended.

4.2           Other Contracts

(a)           Autogen Limited Senior Executive Share Option Plan.

(b)           Research and License Agreement dated April 28, 1999 between Autogen Pty Ltd. and Lipha S.A.*

(c)           Deed dated March 16, 2001 between Autogen Research Pty Limited and Lipha S.A.*

(d)           Research and License Agreement dated April 28, 1999 between Autogen Pty Ltd. and Lipha S.A.*

(e)           Research and License Agreement dated February 11, 2002 between Autogen Research Pty Ltd. and Lipha S.A.*

(f)            Research Services (Subcontracting) Agreement dated June 26, 2000 between Autogen Research Pty Limited and Deakin University.*

(g)           Research and Development Option Agreement dated August 30, 2004 between Autogen Research Pty Ltd and Vernalis (R&D) Limited.*

(h)           Research, License and Commercialisation Agreement (Gene Discovery in Depression), dated August 16, 2000 between Autogen Research Pty Ltd. and Deakin University.*

(i)            Commercialisation License (Field of Diabetes and Obesity) “AGT 203” dated March 14, 2003 between Autogen Limited (now ChemGenex Pharmaceuticals Limited) and Merck Santé s.a.s.*

(j)            Commercialisation License (Field of Diabetes and Obesity) “AGT 121” dated March 14, 2003  between the Autogen Limited (now ChemGenex Pharmaceuticals Limited) and Merck Santé s.a.s.*

(k)           Commercialisation License (Field of Diabetes and Obesity) “TANIS” dated August 26, 2002 between the Autogen Pty Ltd and Merck Santé s.a.s.*

(l)            Commercialisation License (Field of Obesity) “BEACON” dated April 28, 1999 between Autogen Pty Ltd and Lipha S.A.*

(m)          Research, License and Commercialization Agreement dated December 31, 2002 between Autogen Research Pty Ltd. and the Southwest Foundation for Biomedical Research.*

(n)           Variation Agreement dated June 24, 2003 between Autogen Research Pty Limited and Southwest Foundation for Biomedical Research.*

(o)           Extension Agreement dated July 1, 2004 between Autogen Research Pty Limited and Southwest Foundation for Biomedical Research.*

(p)           Research Agreement dated February 28, 1997 among Autogen Pty Ltd., Deakin University and International Diabetes Institute.*

(q)           Research, License and Commercialisation Agreement dated January 14, 1998 between Autogen Pty Ltd and International Diabetes Institute.*

(r)            Agreement dated August 18, 2004 between Autogen Pty Ltd and International Diabetes Institute.*

(s)           Sponsored Clinical Study Agreement dated April 14, 2003 between The University of Texas M.D. Anderson Cancer Center and ChemGenex Therapeutics, Inc., as amended by Amendment No. 1 dated November 18, 2004.*

(t)            Patent and Technology License Agreement dated February 7, 2005 between ChemGenex Pharmaceuticals Limited and The University of Texas M. D. Anderson Cancer Center.*

(u)           Voting Rights deed dated June 21, 2004 between Dr. Dennis M. Brown and Charter Pacific Corporation Ltd.

(v)           Sole Licence Agreement dated March 1, 1999 between Autogen Pty Ltd and Kyokuto Pharmaceutical Industrial Co. Ltd.

(w)          Agreement and Plan of Merger dated April 27, 2004 between AGT Biosciences Limited, AGT Biosciences Inc., ChemGenex Therapeutics Inc. and Dr. Dennis M. Brown.

15.           Consent letters

(a)           Consent letter from Deloitte Touche Tohmatsu.

(b)           Consent letter from PKF.

(c)           Consent letter from Abbott, Stringham & Lynch.

* Certain provisions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

CHEMGENEX PHARMACEUTICALS LIMITED

By:	/s/ Greg R. Collier
Name:	Greg R. Collier
Title:	Managing Director
Date:	June 22, 2005

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

ChemGenex Pharmaceuticals Limited:

Report of Independent Registered Public Accounting Firm – Deloitte Touche Tohmatsu

Report of Independent Registered Public Accounting Firm – PKF

Consolidated Statements of Financial Performance For the Years Ended June 30, 2004 (As Restated), 2003 and 2002

Consolidated Statements of Financial Position As Of June 30, 2004 (As Restated) and 2003

Consolidated Statements of Cash Flows For the Years Ended June 30, 2004 (As Restated), 2003 and 2002

Consolidated Statements of Changes in Stockholders’ Equity For the Period From July 1, 2001 to June 30, 2004 (As Restated)

Notes to the Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Performance For the Six Months Ended December 31, 2004 (As Restated) and 2003

Interim Condensed Consolidated Statements of Financial Position as of December 31, 2004 and June 30, 2004

Interim Condensed Consolidated Statements of Cash Flows For the Six Months Ended December 31, 2004 and 2003

Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity For the Period From July 1, 2004 (As Restated) to December 31, 2004

Notes to the Interim Condensed Consolidated Financial Statements

ChemGenex Therapeutics, Inc:

Independent Auditor’s Report – Abbott Stringham & Lynch

Statements of Operations For the Years Ended December 31, 2003 (Consolidated) and 2002 and the Period From September 14, 1999 (Inception) to December 31, 2003

Balance Sheets As Of December 31, 2003 (Consolidated) and 2002

Statements of Cash Flows For the Years Ended December 31, 2003 (Consolidated) and 2002 and the Period From September 14, 1999 (Inception) to December 31, 2003

Statements of Stockholders’ Net Capital and Redeemable Convertible Preferred Stock For the Period From September 14, 1999 (Inception) to December 31, 2003

Notes to the Financial Statements For the Years Ended December 31, 2003 (Consolidated) and 2002 and the Period From September 14, 1999 (Inception) to December 31, 2003

Statements of Operations For the Quarters Ended March 31, 2004 (Consolidated) and 2003

Balance Sheets As Of March 31, 2004 (Consolidated) and 2003

Statements of Cash Flows For the Quarters Ended March 31, 2004 (Consolidated) and 2003 and the Period From September 14, 1999 (Inception) to March 31, 2004

Statements of Stockholders’ Net Capital and Redeemable Convertible Preferred Stock For the Period From September 14, 1999 (Inception) to March 31, 2004

Notes to the Financial Statements For the Quarters Ended March 31, 2004 (Consolidated) and 2003 and the Period From September 14, 1999 (Inception) to March 31, 2004

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - DELOITTE TOUCHE TOHMATSU

To The Board of Directors and Shareholders of ChemGenex Pharmaceuticals Limited

We have audited the accompanying consolidated statements of financial position of ChemGenex Pharmaceuticals Limited and subsidiaries as of June 30, 2004 and 2003 and the related consolidated statements of financial performance, cash flows and changes in stockholders’ equity for each of the years then ended.   These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended June 30, 2002 were audited by other auditors whose report, dated September 30, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ChemGenex Pharmaceuticals Limited and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in Australia.

As discussed in Note 25, the accompanying consolidated financial statements as of and for the year ended June 30, 2004 have been restated.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

DELOITTE TOUCHE TOHMATSU

Chartered Accountants

Melbourne, Australia

February 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – PKF

A Member Firm of PKF International

PKF
Chartered Accountants & Business Advisors

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel:	(03) 9603 1700
Fax:	(03) 9602 3870

www.pkf.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated statement of financial performance, changes in stockholders’ deficiency and cash flows of ChemGenex Pharmaceuticals Limited for the year ended 30 June 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, an a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management; as well as, evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly; in all material respects, the results of the operations and the cash flows of ChemGenex Pharmaceuticals Limited for the year ended 30 June 2002 in conformity with accounting principles generally accepted in Australia.

PKF
Melbourne. Australia
30 September 2002

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

(in Australian dollars)

YEAR ENDED JUNE 30	Notes	2004	2003	2002
		As Restated See Note 25
		$	$	$
REVENUES FROM ORDINARY ACTIVITIES
Research revenue	2	2,885,349	4,997,247	4,111,229
Interest revenue	2	80,828	57,947	285,351
Exchange rate benefit	2	24,153	—	—
Other revenue	2	605,110	149,404	291,405
TOTAL REVENUE		3,595,440	5,204,598	4,687,985
EXPENSES
Research and development expenditure	3	(4,387,410)	(4,651,495)	(4,852,720)
Administration costs		(261,399)	(178,280)	(3,800,439)
Consulting and advisory costs		(84,612)	(131,041)	(895,465)
Employee costs		(828,443)	(818,447)	(664,165)
Scientific advisory board costs		(143,817)	(208,074)	—
Patent costs		(472,684)	(144,630)	(244,126)
Legal costs		(3,300)	(82,429)	(1,167,269)
Depreciation	3	(257,596)	(256,167)	(110,731)
Amortisation	3	(30,811)	—	—
Travel expenses		(160,255)	(171,343)	(390,424)
Accounting and audit costs		(136,253)	(156,146)	(28,559)
Carrying amount of investments sold		—	(88,742)	—
Non current asset write down		—	(204,958)	—
TOTAL EXPENSES		(6,766,580)	(7,091,752)	(12,153,898)
LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(3,171,140)	(1,887,154)	(7,465,913)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	—	—	—
NET LOSS		(3,171,140)	(1,887,154)	(7,465,913)
NET LOSS ATTRIBUTABLE TO MEMBERS		(3,171,140)	(1,887,154)	(7,465,913)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		(3,171,140)	(1,887,154)	(7,465,913)

Basic loss per share	1(r),18	$(0.05)	$(0.04)	$(0.20)
Diluted loss per share	1(r),18	$(0.05)	$(0.04)	$(0.20)

Please refer to the accompanying notes when considering the Consolidated Statements of Financial Performance.

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars)

AT JUNE 30	Notes		2004	2003
			As Restated See Note 25
			$	$
CURRENT ASSETS

Cash assets	13	(b)	941,785	3,059,167
Receivables	5		30,440	135,867
Prepayments			88,622	48,076
TOTAL CURRENT ASSETS			1,060,847	3,243,110
NON-CURRENT ASSETS

Plant and equipment, net	7		841,741	1,067,022
Goodwill, net	8		16,931,750	—
Financial assets	9		—	—

TOTAL NON-CURRENT ASSETS			17,773,491	1,067,022
TOTAL ASSETS			18,834,338	4,310,132
CURRENT LIABILITIES

Trade creditors and accruals	10		1,993,410	379,210
Deferred revenue			127,910	68,058
TOTAL LIABILITIES			2,121,320	447,268
NET ASSETS			16,713,018	3,862,864
EQUITY

Contributed equity	11		70,257,383	54,236,089
Reserves	12		10,866,878	10,866,878
Accumulated deficit	12		(64,411,243)	(61,240,103)
TOTAL EQUITY			16,713,018	3,862,864

Please refer to the accompanying notes when considering the Consolidated Statements of Financial Position.

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars)

YEAR ENDED JUNE 30	Notes		2004	2003	2002
			As Restated See Note 25
			$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Proceeds from research revenue			2,952,376	5,172,415	4,329,065
Proceeds from patent reimbursement			605,110	—	291,405
Payments to suppliers and employees			(5,696,071)	(10,741,493)	(8,472,657)
Interest received			80,828	57,947	285,351
Borrowing costs paid			—	—	(5,732)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	13	(a)	(2,057,757)	(5,511,131)	(3,572,568)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid on acquisition of controlled entity, net of cash acquired	13	(d)	(52,065)	—	—
Proceeds from sale of investments			—	149,404	—
Purchase of plant and equipment			(7,560)	(20,600)	(1,068,176)
NET CASH FLOWS FROM/ (USED IN) INVESTING ACTIVITIES			(59,625)	128,804	(1,068,176)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of ordinary shares	11		—	6,653,271	151,529
Payment of issue costs	11		—	(514,078)	—
Repayments of borrowings			—	(80,836)	(222,517)
NET CASH FLOWS FROM/ (USED IN) FINANCING ACTIVITIES			—	6,058,357	(70,988)
NET (DECREASE)/INCREASE IN CASH HELD			(2,117,382)	676,030	(4,711,732)
Add opening cash brought forward			3,059,167	2,383,137	7,094,869
CLOSING CASH CARRIED FORWARD	13	(b)	941,785	3,059,167	2,383,137

Please refer to the accompanying notes when considering the Consolidated Statements of Cash Flows.

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

PERIOD FROM JULY 1, 2001 TO JUNE 30, 2004

(in Australian dollars)

			Option		Total
	Contributed equity		premium	Accumulated	stockholder’s
	Shares	Amount	reserve	deficit	equity
		$	$	$	$
Balance at July 1, 2001	37,817,171	47,944,756	10,867,489	(51,887,036)	6,925,209
Previously issued options exercised	1,223	2,140	(611)		1,529

Ordinary fully paid shares issued for 75 cents per share on May 2, 2002	200,000	150,000			150,000

Net loss				(7,465,913)	(7,465,913)
Balance at June 30, 2002	38,018,394	48,096,896	10,866,878	(59,352,949)	(389,175)
Ordinary fully paid shares issued for 35 cents per share on December 24, 2002	6,003,087	2,101,080			2,101,080

Ordinary fully paid shares issued for 35 cents per share on December 31, 2002	13,006,259	4,552,191			4,552,191

Costs of December 2002 share issues		(514,078)			(514,078)

Net loss				(1,887,154)	(1,887,154)
Balance at June 30, 2003	57,027,740	54,236,089	10,866,878	(61,240,103)	3,862,864
Ordinary fully paid shares issued as consideration for acquisition on June 21, 2004	28,000,000	15,120,000			15,120,000

Ordinary fully paid shares issued in consideration for advisory services on June 21, 2004	1,700,554	901,294			901,294

Net loss (as restated, see Note 25)				(3,171,140)	(3,171,140)
Balance at June 30, 2004 (as restated, see Note 25)	86,728,294	70,257,383	10,866,878	(64,411,243)	16,713,018

Please refer to the accompanying notes when considering the Consolidated Statements of Changes in Stockholders’ Equity.

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS in Australian dollars (except as otherwise noted)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Background

ChemGenex Pharmaceuticals Limited (“ChemGenex”) is incorporated in New South Wales, Australia. It is an integrated biopharmaceutical development company with expertise in the discovery of new therapeutic targets and the development of drugs in the fields of cancer, metabolic syndrome (obesity and diabetes), and depression.

(b)           Basis of accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of applicable Australian Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business.  At June 30, 2004, the Company had cash balances of $941,785 and current liabilities exceeded current assets by $1,060,473, and for the year ended June 30, 2004, the Company recorded a net loss of $3,171,140 and net cash outflow from operations of $2,057,757.  Subsequent to June 30, 2004 and as outlined in Note 16, the Company raised additional capital on July 14, 2004 and January 24, 2005 of $6,244,437 and $8,195,000 respectively to fund its working capital requirements and to fund further development of its two anti-cancer compounds in Phase II clinical trials in the United States.  Accordingly, the directors consider the going concern basis of accounting appropriate.

(c)           Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

(d)           Principles of consolidation

The consolidated financial statements are those of the Company, comprising ChemGenex and all entities that Chemgenex controlled from time to time during the year and at reporting date.

Information from the financial statements of controlled entities is included from the date ChemGenex obtains control until such time as control ceases.  Where there is loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which ChemGenex has control.

When controlled entities have adopted accounting policies or reporting periods that differ to the Company, adjustments and or interim accounts are used to bring those financial statements substantially into line with the Company.

All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.

(e)           Acquisitions

Controlled entity acquisitions are accounted for using the purchase method of accounting.  The cost of acquisition consists of the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

(f)            Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the Company are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations

Financial statements of self-sustaining foreign controlled entities are translated at reporting date using the current rate method and exchange rate differences are taken directly to the foreign currency translation reserve.

Financial statements of integrated foreign operations are translated at reporting date using the temporal method and exchange differences are taken to net profit or loss for the period.

(g)           Cash and cash equivalents

For the purposes of the Consolidated Statements of Cash Flows, cash includes cash on hand and in banks.

(h)           Receivables

Receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts.  An estimate for doubtful debts is made when collection of the full amount is no longer probable.  Bad debts are written-off as incurred.

(i)            Plant and equipment

Cost and valuation

Plant and equipment is carried at cost less accumulated depreciation.

Depreciation

Depreciation is provided on a straight-line basis on all plant and equipment.

Major depreciation periods are:
Plant and equipment:
• research equipment	5-7 years
• office equipment	3-13 years

(j)            Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight-line basis over 20 years, such period not exceeding the period during which benefits are expected to be received.

(k)          Recoverable amount of non-current assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected cash flows have been discounted to their present value.

(l)            Research and development costs

Research and development costs are expensed as incurred.

(m)          Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

(n)           Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(o)           Revenue recognition

Research revenue

i)                                         Contracts which do not specify milestone payments-

Revenues under research collaboration agreements which do not specify milestone payments are recognized as earned on a straight-line basis over the life of the respective agreement as this reflects the level of effort required over the performance period. These agreements are performed on a “best efforts” basis with no guarantees of either technological or commercial success.  Project funding received in advance of the period in which the associated research efforts are performed is included in deferred revenue.

ii)                                      Contracts which specify milestone payments-

Revenues from milestone payments related to research collaboration agreements under which the Company has no continuing performance obligations are recognized upon achievement of the related milestone, which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable, substantive effort is involved in achieving the milestone, and the amount of the milestone is reasonable in relation to the effort expanded or the risk associated with the achievement of the milestone. If any of these conditions are not met, revenue from the milestone payment is deferred and recognized only when the collaborating party confirms that the performance obligations have been met.

Interest

Interest income is recognised as it accrues.

Asset sales

The gross proceeds of asset sales are included as revenue.  The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed and control of the asset has passed to the buyer.

Patent reimbursement

Patent reimbursement comprises amounts received in accordance with partnership agreements for patent costs incurred by the Company in conjunction with specified research projects. The revenue is recognised when the reimbursable expense is incurred and approved in accordance with the agreement.

(p)           Taxes

Income taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences.  To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realized. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realization is assured beyond reasonable doubt or, in the case where tax losses exist, realization is virtually certain.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

•                  where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                  receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Consolidated Statements of Financial Position.

Cash flows are included in the Consolidated Statements of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(q)           Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and other employee entitlements expected to be settled within twelve months of the reporting date are measured based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of the future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlement expenses arising in respect of the following:

•                  Wages and salaries, non-monetary benefits, annual leave, long service leave and other entitlements; and

•                  Other types of employee entitlements

are charged against operating profits in their respective categories.

The value of the equity-based compensation scheme described in Note 15 is not being recognised as an employee benefits expense.

The Company expenses all superannuation contributions as and when they fall due and they are charged against profit and loss as employee costs.

(r)           Loss per share

Basic loss per share is determined by dividing the loss from ordinary activities after income tax by the weighted average number of ordinary shares, outstanding during the period.

The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as share options, were converted to shares as of the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

	2004	2003	2002
	$	$	$
2. REVENUE FROM ORDINARY ACTIVITIES
Revenues from operating activities
Research revenue	2,885,349	4,997,247	4,111,229
Interest income	80,828	57,947	285,351
Exchange rate benefit	24,153	—	—
Patent reimbursement	605,110	—	291,405
Total revenues from operating activities	3,595,440	5,055,194	4,687,985
Revenues from non-operating activities
Proceeds from disposal of listed investments	—	149,404	—
Total revenues from non-operating activities	—	149,404	—
Total revenues from ordinary activities	3,595,440	5,204,598	4,687,985

3. EXPENSES AND LOSSES/(GAINS)
(a) Expenses
Depreciation of non-current assets	257,596	256,167	110,731
Total depreciation of non-current assets	257,596	256,167	110,731

Amortisation of goodwill	30,811	—	—
Total amortisation of non-current assets	30,811	—	—
Total depreciation and amortisation expenses	288,407	256,167	110,731

Borrowing costs/interest expense	12	—	5,732

Increase in provision for diminution in the value of investments	—	204,958	—

Research and development costs	4,387,410	4,651,495	4,852,720

(b) Losses/(gains)
Net gain on disposal of investments	—	(60,662)	—

	2004	2003	2002
	$	$	$
4. INCOME TAX
The prima facie tax, using tax rates applicable in the country of operation, on loss from ordinary activities differs from the income tax provided in the financial statements as follows:
Prima facie tax at 30% on loss from ordinary activities	(951,342)	(566,146)	(2,239,774)
Tax effect of permanent differences
Research and development allowance	(333,756)	(407,559)	(459,218)
Research and development allowance adjustment for prior year	—	43,564	—
Goodwill amortization	9,243	—	—
Other items (net)	473	1,840	441,314
	(1,275,382)	(928,301)	(2,257,678)
Future income tax benefits not recognised	1,275,382	928,301	2,257,678
Income tax expense attributable to ordinary activities	—	—	—

Income tax losses

Future income tax benefit arising from tax losses of a controlled entity not recognised at reporting date as realization of the benefit is not regarded as virtually certain.

Revenue losses	12,820,259	9,528,077	8,364,590
Capital gains tax losses	436,439	436,439	393,150
Total	13,256,698	9,964,516	8,757,740

This future income tax benefit will only be obtained if:

(a)                                  future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized;

(b)           the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c)           no changes in tax legislation adversely affect the Company in realizing the benefit.

Tax consolidation

Effective July 1, 2003, for the purposes of income taxation, ChemGenex and its 100% owned Australian controlled entity formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned controlled entity on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.  At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is ChemGenex.

ChemGenex will formally notify the Australian Tax Office of its adoption of the tax consolidation regime when it lodges its June 30, 2004 consolidated tax return.

	2004	2003
	$	$
5. RECEIVABLES (CURRENT)

Other debtors	30,440	135,867

Terms and conditions

Other debtors are non-interest bearing and have repayment terms between 30 and 90 days.

6.  INTERESTS IN CONTROLLED ENTITIES

	Country of	Percentage of equity interest held by ChemGenex
Name	incorporation	2004	2003	2002
		%	%	%
Autogen Research Pty Ltd	Australia	100	100	100
ChemGenex Pharmaceuticals Inc.	USA	100	—	—

7.  PLANT AND EQUIPMENT

	2004	2003
	$	$
Plant and equipment
Office equipment
At cost	63,119	30,804
Accumulated depreciation	(18,258)	(12,686)
	44,861	18,118
Research equipment
At cost	1,604,036	1,604,036
Accumulated depreciation	(807,156)	(555,132)
	796,880	1,048,904
Total plant and equipment	841,741	1,067,022

Total plant and equipment
At cost	1,667,155	1,634,840
Accumulated depreciation	(825,414)	(567,818)
Total net book value	841,741	1,067,022

	2004	2003	2002
	$	$	$
Reconciliations
Reconciliations of the carrying amounts of plant and equipment at the beginning and end of the current financial year.

Office equipment
Carrying amount at beginning	18,118	1,661	2,789
Additions at cost	7,560	20,600	—
Additions through acquisition of entities/operations	24,755	—	—
Depreciation expense	(5,572)	(4,143)	(1,128)
Carrying amount at end of year	44,861	18,118	1,661

Research equipment
Carrying amount at beginning	1,048,904	1,300,928	342,355
Additions	—	—	1,068,176
Depreciation expense	(252,024)	(252,024)	(109,603)
Carrying amount at end of year	796,880	1,048,904	1,300,928

8.  GOODWILL

Goodwill on acquisition	16,962,561	—
Accumulated amortisation	(30,811)	—
	16,931,750	—

9.  FINANCIAL ASSETS

Shares in a listed company at cost	1,367,310	1,367,310
Shares in an unlisted company at cost	2,247,650	2,247,650
Less provision for diminution of value	(3,614,960)	(3,614,960)
	—	—

10.  TRADE CREDITORS

Terms and conditions

Trade creditors are non-interest bearing and are normally settled on 30 day terms.

11.  CONTRIBUTED EQUITY

	Notes	2004	2003	2002	2004	2003	2002
		Number of shares	Number of shares	Number of shares	$	$	$
(a) Issued and paid up capital
Ordinary shares fully paid		86,728,294	57,027,740	38,018,394	70,257,383	54,236,089	48,096,896

(b) Movements in shares on issue

Beginning of the financial year		57,027,740	38,018,394	37,817,171	54,236,089	48,096,896	47,944,756
Issued during the year
• shares issued for cash		—	19,009,346	200,000	—	6,653,271	150,000
• less cost of shares issued		—	—	—	—	(514,078)	—
• purchase of ChemGenex Therapeutics, Inc.	(i)	28,000,000	—	—	15,120,000	—	—
• fees paid in lieu of cash	(ii)	1,700,554	—	—	901,294	—	—
• listed options exercised		—	—	1,223	—	—	1,529
• transfer from option premium reserve		—	—	—	—	—	611

End of the financial year		86,728,294	57,027,740	38,018,394	70,257,383	54,236,089	48,096,896

(i)            On June 21, 2004, 28,000,000 ordinary shares were issued as consideration for acquiring 100% of ChemGenex Therapeutics, Inc.  The value placed on the issue was $0.54 per share, the closing market price on June 21, 2004.  These shares will rank equally for dividends from the date of issue (June 21, 2004).  These shares are subject to 12 months escrow and will not be listed on the Australian Stock Exchange (“ASX”) until expiry of the escrow period on June 21, 2005.

(ii)           On June 21, 2004, 1,700,554 ordinary shares with a market value of $901,294 were issued to Global Markets Capital Group LLC (“GMCG”) as part consideration of their advisory fees for the ChemGenex Therapeutics, Inc. transaction.

(c)    Share options

Listed options

At June 30, 2004 there were 22,158,526 (2003 and 2002: 22,158,526) unissued ordinary shares for which options were outstanding exercisable at $1.25 per share expiring March 12, 2010.

Non-listed options

All directors, employees and certain consultants are eligible to receive options under the Employee Share Option Plan (“ESOP”).

Details of options issued over ordinary shares to employees are set out in Note 15.

The Company issued 300,000 options to GMCG on November 21, 2003 at an exercise price of 50 cents per option. The options vested immediately with an expiry date of November 21, 2008.

At June 30, 2004 there were 5,040,000 (2003: 1,165,000 and 2002: 855,000) unissued ordinary shares in respect of which non-listed options were outstanding.

(d)    Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

12.  RESERVES AND ACCUMULATED DEFICIT

	2004	2003	2002
	$	$	$

(a) Option premium reserve

(i) Nature and purpose of reserve
Amounts contributed for the future right to acquire shares at a pre-determined price. The reserve can be used to pay dividends or issue bonus shares.

(ii) Movements in reserve
Balance at the beginning of year	10,866,878	10,866,878	10,867,489
Listed options exercised	—	—	(611)
Balance at end of year	10,866,878	10,866,878	10,866,878

(b) Accumulated deficit
Accumulated deficit at beginning of year	(61,240,103)	(59,352,949)	(51,887,036)
Net loss for the year	(3,171,140)	(1,887,154)	(7,465,913)
Accumulated deficit at end of year	(64,411,243)	(61,240,103)	(59,352,949)

13.  STATEMENT OF CASH FLOWS

	2004	2003	2002
	$	$	$

(a) Reconciliation of the net loss to the net cash flows from operations
Net loss	(3,171,140)	(1,887,154)	(7,465,913)

Non-Cash Items
Amortisation of goodwill	30,811	—	—
Depreciation of non-current assets	257,596	256,167	110,731
Decrement in value of financial assets	—	204,958	—
Net profit on disposal of financial assets	—	(60,662)	—
Changes in assets and liabilities, net of effects of acquisitions of businesses
Decrease in receivables	142,427	210,437	217,836
Increase/(decrease) in payables	648,845	(4,267,666)	3,571,043
Increase in deferred revenue	59,852	68,058	—
Increase in prepayments	(26,148)	(35,269)	(6,265)
Net cash used in operating activities	(2,057,757)	(5,511,131)	(3,572,568)
(b) Reconciliation of cash
Cash balance comprises:
• cash assets	941,785	3,059,167	2,383,137
Closing cash balance	941,785	3,059,167	2,383,137
(c) Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:
Total facilities
• unsecured funding facility	5,000,000	—	—
Facilities used at reporting date
• unsecured funding facility	—	—	—
Facilities unused at reporting date
• unsecured funding facility	5,000,000	—	—

Following the July 2004 capital raising referred to in Note 16, the facility was not required.  No funds were drawn down under the facility.  The facility is no longer available to the Company.

(d) Acquisition of Controlled Entity

On June 21, 2004, the Company acquired 100% of the issued and voting share capital of ChemGenex Therapeutics, Inc., an unlisted US company specializing in the development of anti-cancer compounds including Quinamed® and Ceflatonin®.  The components of the acquisition cost were:

$
Consideration:
• shares issued - vendor	15,120,000
• shares issued - incidental costs	901,294
• cash - incidental costs	1,066,643
17,087,937
Net assets of ChemGenex Therapeutics, Inc.:
• cash	113,284
• trade debtors	37,000
• prepaid expenses and other current assets	14,398
• plant and equipment	24,755
189,437
• accounts payable	35,490
• accrued liabilities	28,571
64,061
• fair value of net tangible assets	125,376
• goodwill arising on acquisition	16,962,561
17,087,937
Net cash effect:
Cash consideration paid as at June 30, 2004	(165,349)
Cash included in net assets acquired	113,284
Net cash outflow for purchase of controlled entity as reflected in the Consolidated Statements of Cash Flows	(52,065)

There were no acquisitions or disposals of controlled entities or businesses in the 2003 or 2002 financial years.

14.          EXPENDITURE COMMITMENTS

(a)           Research expenditure commitments

Estimated research expenditure contracted for at reporting date, but not provided for, payable:

•              not later than one year- $5,496,792

•              later than one year and not later than five years- $44,571

A controlled entity, Autogen Research Pty Ltd, has agreed to provide certain monies for research and development projects covering areas of diabetes, obesity autoimmune disorders and depression and anxiety with the object of long term commercialisation.  Research agreements have been undertaken with Deakin University, Southwest Foundation for Biomedical Research and the International Diabetes Institute.

Autogen Research Pty Ltd has the option to continue funding these research agreements subject to annual reviews which are dependent upon research milestones being met.  Autogen Research Pty Ltd has the right to benefit from the commercialisation of any resulting products.  Under alliance agreements with Merck Santé, Merck Santé provides funding towards the commitments made by Autogen Research Pty Ltd to the relevant research institutions.  Merck Santé will provide approximately $2.9 million plus variations during the next year (2004: $2.9 million plus variations $0.58 million).

The Company has a new Research, Licence and Commercialisation Agreement with Deakin University dated April 22, 2005. Under this agreement the Company has additional research expenditure commitments of A$1,210,000 from July 1, 2005 to December 31, 2005.

(b)           Operating lease commitments

The Company has operating lease commitments relating to the premises used at Menlo Park. These leases expired on December 31, 2004. Estimated operating lease commitments as at June 30, 2004:

•              not later than one year- $42,857

•              later than one year and not later than five years- $Nil

15.          EMPLOYEE BENEFITS

Employee Share Option Plan (ESOP)

An ESOP has been established where the Company may, at the discretion of the Board, grant options over the ordinary shares of the Company to directors, executives, advisors and support staff of the Company. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of the Company.  The options cannot be transferred and will not be quoted on the ASX.  There are currently one director, one executive and 18 scientific advisors and support staff who hold options issued under the ESOP.

Information with respect to the number of options granted under the ESOP is as follows:

	2004		2003		2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Balance at beginning of year	865,000	0.92	855,000	1.05	1,055,000	1.07
• granted	325,000	0.50	200,000	0.50	—	—
• forfeited	(50,000)	0.90	(190,000)	1.06	(200,000)	1.15
• exercised	—	—	—	—	—	—
Balance at end of year	1,140,000	0.80	865,000	0.92	855,000	1.05
Exercisable at end of year	525,000	0.50	200,000	0.50	—	—

(a)           Options held at the beginning of the reporting period:

The following table summarizes information about options held by directors, executives, advisors and support staff as at July 1, 2001:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
				$
720,000	March 24, 2000	March 25, 2003	March 24, 2010	1.16
335,000	March 8, 2001	March 9, 2004	March 24, 2010	0.90

(b)           Options granted during the past three financial years:

The following table summarizes information about options granted by the Company (under the ESOP or at General Meetings of Shareholders) to directors, executives, advisors and support staff since July 1, 2001:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
				$
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.50
200,000	December 5, 2002	December 5, 2002	March 24, 2010	0.50
325,000	November 21, 2003	November 21, 2003	March 24, 2010	0.50
300,000	November 21, 2003	November 21, 2003	December 31, 2006	0.30
1,000,000	June 21, 2004	June 21, 2004	March 24, 2010	0.50
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.50

(c)           Options exercised

No options granted by the Company (under the ESOP or at General Meetings of Shareholders) to directors, executives, advisors and support staff, have been exercised during the years ended June 30, 2004, 2003 or 2002.

(d) Options held as at the end of the reporting period:

The following table summarizes information about all options held by directors, executives, advisors and support staff as at June 30, 2004:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
				$
400,000	March 24, 2000	March 25, 2003	March 24, 2010	1.16
215,000	March 8, 2001	March 9, 2004	March 24, 2010	0.90
300,000	November 28, 2002	November 28, 2002	March 24, 2010	0.50
200,000	December 5, 2002	December 5, 2002	March 24, 2010	0.50
325,000	November 21, 2003	November 21, 2003	March 24, 2010	0.50
300,000	November 21, 2003	November 21, 2003	December 31, 2006	0.30
1,000,000	June 21, 2004	June 21, 2004	March 24, 2010	0.50
1,000,000	June 21, 2004	June 21, 2006	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2007	March 24, 2010	0.50
500,000	June 21, 2004	June 21, 2008	March 24, 2010	0.50

(e) Superannuation Commitments

The Company has nil superannuation commitments.  All superannuation contributions are paid and expensed by the Company as and when they fall due.

16.          SUBSEQUENT EVENTS

On July 14, 2004, the Company issued 13,009,244 ordinary shares at an issue price of $0.48 each raising $6,244,437 for working capital and to further develop the Company’s two anti-cancer compounds in Phase II clinical trials in the United States.

On January 24, 2005, there was a 15% placement of 14,900,000 ordinary shares at an issue price of $0.55 each to major shareholders, Charter Pacific Corporation Limited, Merck Sante and Queensland Investment Corporation, as well as institutional and sophisticated investors, to raise $8,195,000 for working capital and to further develop the Company’s two anti-cancer compounds in Phase II clinical trials in the United States.

On February 17, 2005 the Company issued 50,543 ordinary shares at $0.495 each pursuant to a license agreement with the M. D. Anderson Cancer Center; and 25,000 ordinary shares at $0.50 subsequent to the exercise of options pursuant to the ESOP.

The financial effect of the above events have not been recognised in the accounts as at June 30, 2004.

Dr. D.M. Brown was appointed a director on September 29, 2004. The appointment was subsequently confirmed at the Annual General Meeting of Shareholders on November 23, 2004.

17.          ECONOMIC DEPENDENCY

As at June 30, 2004 Charter Pacific Corporation Limited has agreed to provide unsecured funding to the Company to the extent of $5 million for working capital and to further develop the Company’s two anti-cancer compounds in Phase II clinical trials in the United States pending successful future capital raisings to extinguish the facility and provide working capital.

Following the July 2004 capital raising referred to in Note 16, the facility was not required.  No funds were drawn down under the facility.  The facility is no longer available to the Company.

18.          LOSS PER SHARE

	2004	2003	2002
	$	$	$

The following reflects the loss and share data used in the calculations of basic and diluted loss per share:
Net loss	(3,171,140)	(1,887,154)	(7,465,913)
Adjustments:	—	—	—
Earnings used in calculating basic and diluted loss per share	(3,171,140)	(1,887,154)	(7,465,913)

	Number of shares 2004	Number of shares 2003	Number of shares 2002
Weighted average number of ordinary shares used in calculating basic and diluted loss per share:	57,678,611	47,598,708	37,904,261

19.          AUDITORS’ REMUNERATION

	2004	2003	2002
	$	$	$
Amounts received or due and receivable by the statutory auditors of the consolidated group.
Young Australia for:
Audit fees	41,000	35,000	24,049
Tax fees	—	—	—
All other fees	48,537	—	4,000
	89,537	35,000	28,049

20.          RELATED PARTY DISCLOSURES

(a)           Details of Specified Directors and Specified Executives

(i) Specified directors

J.B.L. Heading	Chairman (non-executive) appointed June 28, 2002
Dr. G.R. Collier	Managing Director and Chief Executive Officer appointed June 28, 2002
K.J. Dart	Director (non-executive) appointed June 28, 2002
R.V. Byrne	Director (non-executive) appointed March 28, 2003
E.J. Schnee	Director (non-executive) appointed January 27, 2004
J.-N. Treilles	Director (non-executive) resigned November 21, 2003
J.I. Gutnick	(resigned June 28, 2002)
R.J.L. Hawke	(resigned May 3, 2002)
Dr. J. Jonas	(resigned May 3, 2002)
Dr. D.S. Tyrwhitt	(resigned June 28, 2002)

(ii) Specified executives

Dr J. Campbell	Vice President of Operations
S.A. Cole	Company Secretary and Chief Financial Officer
Dr D.M. Brown	President US Operations
H. Pedersen	Vice President of Business Development
T. Herbert	Senior Director of Finance and Administration

(b)           Remuneration of Specified Directors and Specified Executives

Remuneration Policy

The Board of Directors of the Company is responsible for determining and reviewing compensation arrangements for the directors, the Chief Executive Officer and the executive team.  The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.  Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans.  It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

To assist in achieving these objectives, the Board links the nature and amount of executive directors’ and officers’ emoluments to the Company’s financial and operational performance.  All executive directors and executives have the opportunity to qualify for participation in the ESOP which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.

It is the Board’s policy that employment agreements shall be entered into with the Chief Executive Officer and other specified executives.

Year ended June 30, 2004

	Primary		Post employment	Equity	Non- monetary
Name	Salary/fees	Bonus	Superannuation	Options	Benefits	Total
	A$	A$	A$	A$	A$	A$
Specified Directors
J.B.L. Heading	65,000	—	—	—	—	65,000
Dr. G. R. Collier	386,570	—	17,484	452,781	3,834	860,669
K.J. Dart	50,000	—	4,500	—	—	54,500
R.V. Byrne	50,000	—	4,500	—	—	54,500
E.J. Schnee	20,833	—	—	—	—	20,833
J.-N. Treilles	—	—	—	—	—	—

Total Remuneration:	572,403	—	26,484	452,781	3,834	1,055,502

Specified Executives
Dr. J.A. Campbell	152,600	—	13,734	11,648	—	177,982
S.A. Cole	75,000	—	6,750	—	—	81,750
Dr. D.M. Brown	11,956	—	—	—	—	11,956
H.D. Pedersen	11,956	—	—	—	—	11,956
T. Herbert	8,967	—	—	—	—	8,967

Total Remuneration:	260,479	—	20,484	11,648	—	292,611

(c) Remuneration options: Granted and vested

Options were granted as equity compensation benefits to certain specified directors and specified executives as disclosed below. Where a market “hurdle” price was set for the exercise of the option this is noted in the table below.  Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at exercise prices set out in the table below.   The options may only be exercised after the vesting date and before the expiry date as set out in the table below.

	Vested Number	Granted Number	Market “hurdle” price	Grant date	Value per option at grant date	Exercise Price per share	First Exercise Date	Last Exercise Date
			($)		($)	($)
Specified Directors
Dr. G.R. Collier	100,000	100,000	2.10	Mar 24, 2000	1.23	1.16	Mar 25, 2003	Mar 24, 2010
	100,000	100,000	1.54	Mar 8, 2001	1.08	0.90	Mar 9, 2004	Mar 24, 2010
	300,000	300,000	n/a	Nov 28, 2002	0.36	0.50	Nov 28, 2002	Mar 24, 2010
	300,000	300,000	n/a	Nov 21, 2003	0.34	0.30	Nov 21, 2003	Dec 31, 2006
	1,000,000	1,000,000	n/a	Jun 21, 2004	0.35	0.50	Jun 21, 2004	Mar 24, 2010
		1,000,000	0.70	Jun 21, 2004	0.35	0.50	Jun 21, 2006	Mar 24, 2010
		500,000	1.00	Jun 21, 2004	0.35	0.50	Jun 21, 2007	Mar 24, 2010
		500,000	1.25	Jun 21, 2004	0.35	0.50	Jun 21, 2008	Mar 24, 2010

Specified Executives
Dr. J.A. Campbell	50,000	50,000	n/a	Dec 5, 2002	0.37	0.50	Dec 5, 2002	Mar 24, 2010
	35,000	35,000	n/a	Nov 21, 2003	0.35	0.50	Nov 21, 2003	Mar 24, 2010
Total	1,885,000	3,885,000

(d)           Shares issued on exercise of remuneration options

	Shares issued	Paid	Unpaid
	Number	$ per share	$ per share
Specified Directors
Nil shares were issued	—	—	—

Specified Executives
Nil shares were issued	—	—	—

(e) Option holdings of specified directors and specified executives

	Balance at beginning of period July 1, 2001	Granted as Remuneration	Options Exercised	Net Change Other(i)	Balance at end of period June 30, 2004
						Vested at June 30, 2004
						Total	Not exercisable	Exercisable
Specified Directors
J.B.L. Heading	—	—	—	—	—	—	—	—
Dr. G.R. Collier	200,000	3,600,000	—	—	3,800,000	1,800,000	200,000	1,600,000
K.J. Dart	—	—	—	7,399,324	7,399,324	7,399,324	—	7,399,324
R.V. Byrne	—	—	—	—	—	—	—	—
E.J. Schnee	—	—	—	4,439,308	4,439,308	4,439,308	—	4,439,308
J.-N. Treilles	4,439,308	—	—	(4,439,308)	—	—	—	—
J.I. Gutnick	7,599,324	—	—	(7,599,324)	—	—	—	—

Specified Executives
Dr J.A. Campbell	—	85,000	—	—	85,000	85,000	—	85,000
S.A. Cole	—	—	—	—	—	—	—	—
Dr D. M. Brown	—	—	—	—	—	—	—	—
H.D. Pedersen	—	—	—	—	—	—	—	—
T. Herbert	—	—	—	—	—	—	—	—
Total	12,238,632	3,685,000	—	(200,000)	15,723,632	13,723,632	200,000	13,523,632

(i)  Includes forfeits and offers to employees under the ESOP to June 30, 2004.

(f) Shareholdings of Specified Directors and Specified Executives

Shares held in ChemGenex Pharmaceuticals Ltd (number)	Balance July 1, 2001	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance June 30, 2004
	Ord	Ord	Ord	Ord	Ord
Specified Directors
J.B.L. Heading	—	—	—	100,000	100,000
Dr. G.R. Collier	—	—	—	—	—
K.J. Dart	—	—	—	19,864,347	19,864,347
R.V. Byrne	—	—	—	—	—
E.J. Schnee	—	—	—	5,708,750	5,708,750
J.-N. Treilles	5,668,750	—	—	(5,668,750)	—
J.I. Gutnick	7,362,744	—	—	(7,362,744)	—

Specified Executives
Dr J.A. Campbell	—	—	—	—	—
S.A. Cole	—	—	—	—	—
Dr D. M. Brown	—	—	—	14,398,297	14,398,297
H.D. Pedersen	—	—	—	1,203,377	1,203,377
T. Herbert	—	—	—	760,027	760,027
Total	13,031,494	—	—	29,003,304	42,034,798

All equity transactions with specified directors and specified executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

(g) Loans to specified directors and specified executives

Options granted under the ESOP in 2001 and 2000 contained an issue price which the Company, in accordance with the terms of the ESOP, funded via an interest free loan to the option holder. The loan is repayable upon either the sale of shares obtained through exercise of the options, or termination of the option holder’s relationship with the Company.

Dr Greg Collier (who was not a director at the time of the grants) received 100,000 options under the ESOP in FY 2001 and FY 2000 and, as a result, was loaned $96,820 to fund the issue price of these options. Subsequent to the date of these option grants the terms and conditions of the loans have not been changed, no repayments have been made and the balance of $96,820 is outstanding as at June 30, 2004. Interest not charged for fiscal 2004 of $3,834 has been included in Note 20(b) as a non-monetary benefit. There are no other loans to specified directors and specified executives and there have been no loans made to or repaid by specified directors and specified executives during the period of this report.

(h) Other transactions and balances with specified directors and specified executives

Purchases

During the year, there have been no purchases by the Company from specified directors and specified executives.

Sales

During the year, there have been no sales by the Company to specified directors and specified executives.

Investments

Subsequent to shareholder approval granted in general meeting on June 21, 2004, the Company acquired all of the issued and voting capital in ChemGenex Therapeutics, Inc. in the U.S. in consideration for the issue of 28,000,000 ordinary shares.  As part of that transaction specified executives Dr. D.M. Brown, Mr. H.D. Pedersen and Ms T. Herbert received 14,398,297, 1,203,377 and 760,027 ordinary shares, respectively, in the Company.

Contracts

Mr. E. J. Schnee is a director of Merck Santé which holds 5,668,750 shares and 4,439,308 options in the Company. Merck Santé is party to research and development and commercialisation agreements with Autogen Research Pty Ltd.  Under these agreements Merck Santé provides research and development revenue and patent reimbursements to Autogen Research Pty Ltd.

Services

Legal services were provided by McCullough Robertson lawyers, a legal firm of which Mr. J.B.L. Heading is a partner.  Mr. J.B.L. Heading is a director of two companies that are the joint holders of 5% of the shares of GMCG that has provided advisory and consulting services to the Company during the years ended June 30, 2004 and 2003.  Mr. Heading has no beneficial interest in these shareholders.

Mr. K.J. Dart is a director and shareholder of Charter Pacific Corporation Limited, which holds 19,715,187 shares and 7,399,324 options expiring March 12, 2010 in the Company.  Charter Pacific Corporation Limited was a 17.5% shareholder of GMCG that has provided advisory and consulting services to the Company during the years ended June 30, 2004 and 2003.

Mr. J.I. Gutnick was a director and shareholder of the company which owns the Kimberley Gardens Boutique Hotel & Conference Centre which provided hotel services to the Company in the year ended June 30, 2002.

In 2001/2002 some of the directors (Mr. J.I. Gutnick and Dr D.S. Tyrwhitt) were also directors of Axis Consultants Pty Ltd which provided management services to the Company in the year ended June 30, 2002 consisting of accounting, secretarial and other office services. The resulting management fee was classified in administration costs in the Consolidated Statements of Financial Performance for the year ended June 30, 2002. Interest at 8.75% was charged by Axis Consultants Pty Ltd on overdue amounts.

Amounts recognised at the reporting date in relation to other transactions

	2004	2003		2004	2003	2002
	$	$		$	$	$
Assets and liabilities			Revenue

			Research funding	2,877,401	4,297,176	3,362,728

			Patent reimbursements	605,110	—	291,405

			Total revenue	3,482,511	4,297,176	3,654,133

			Expenses

			Legal services provided	116,754	88,798	—

Trade creditors	908,638	—	Advisory and consulting services provided	1,882,294	260,631	5,630

			Hotel services provided	—	—	5,048

			Management fees	—	—	3,888,935

			Borrowing costs	—	—	5,712

Total liabilities	908,638	—	Total expenses	1,999,048	349,429	3,905,325

(i)  Other related party transactions

The Company issued 300,000 options to GMCG on November 21, 2003 at an exercise price of 50 cents per option. The options vested immediately with an expiry date of November 21, 2008.

21.          SEGMENT INFORMATION

Segment products and locations

During the period of this report the Company operated predominantly within Australia performing biotechnology research.

On June 21, 2004 the Company acquired all of the issued capital in ChemGenex Therapeutics, Inc. which is based in California, USA.  The operations of the new controlled entity for the period June 22, 2004 to June 30, 2004 are not material to the operations of the Company.  However the net assets acquired in the transaction are set in Note 13(d) of this report.

Segment accounting policies

Segment accounting policies are the same as the Company’s policies described in Note 1.  During the period, there were no changes in segment accounting policies that had a material effect on the segment information.

22.          FINANCIAL INSTRUMENTS

(a)           Interest rate risk

The Company’s exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the reporting date, are as follows

Financial	Floating interest rate		Fixed interest rate		Non-interest bearing		Total carrying amount as per the statements of financial position		Weighted average effective rate
Instruments	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$	%	%
(i) Financial assets
Cash	941,785	3,059,167	—	—	—	—	941,785	3,059,167	4.00	3.99
Receivables	—	—	—	—	30,440	135,867	30,440	135,867	N/A	N/A
Prepayments	—	—	—	—	88,622	48,076	88,622	48,076	N/A	N/A

Total financial assets	941,785	3,059,167	—	—	119,062	183,943	1,060,847	3,243,110

(ii) Financial liabilities
Payables	—	—	—	—	1,993,410	379,210	1,993,410	379,210	N/A	N/A

Total financial liabilities	—	—	—	—	1,993,410	379,210	1,993,410	379,210

N/A not applicable for non-interest bearing financial instruments

(b)           Fair values

The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

Recognised financial instruments

Cash and cash equivalents, current receivables, prepayments and current payables:

The carrying amount approximates fair value because of their short-term to maturity.

(c)           Credit risk exposures

The Company’s maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position.

23.          CONTINGENT LIABILITIES

No contingent liabilities have arisen during the period to the date of this report.

The Company was party to an action commenced by the liquidator of Cambridge Gulf Investments Pty Ltd (“CGI”). This matter was recorded as a contingent liability in the financial statements as of June 30, 2001. During the year ended June 30, 2002 the Company settled the matter with the liquidator of CGI for an amount of $1,118,000 and the financial effect has been included in legal costs in the Consolidated Statement of Financial Performance for that year

24.          IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

In accordance with the Financial Reporting Council’s strategic directive, the Company will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (“A-IFRS”), for annual reporting periods beginning on or after January 1, 2005. Accordingly, the Company’s first half-year report prepared under A-IFRS will be for the half-year reporting period ending December 31, 2005, and the first annual financial report prepared under A-IFRS will be for the year ending June 30, 2006.

The Company has commenced transitioning its accounting policies and financial reporting from accounting principles generally accepted in Australia (“A GAAP”) to Australian equivalents of International Financial Reporting Standards (“A-IFRS”).  The Company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to A-IFRS.  As the Company has a June 30 year end, priority has been given to considering the preparation of an opening balance sheet in accordance with A-IFRS as at July 1, 2004.  This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the Company prepares its first fully A-IFRS compliant financial report for the year ending June 30, 2006.  Set out below are the key areas where accounting policies will change and may have an impact on the financial report of the Company.  At this stage the Company has not been able to reliably quantify the impact on the financial report.

Goodwill

Under AASB 3 Business Combinations, goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the Company’s current accounting policy which amortises goodwill over a period of 20 years, such period not exceeding the period during which benefits are expected to be received. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Impairment of assets

Under AASB 136 Impairment of Assets, the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Company’s current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows.

Under the new policy, it is likely that impairment of assets will be recognised sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Share-based payment

Under AASB 2 Share-based Payment, the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Consolidated Statements of Financial Performance.  This standard is not limited to options and also extends to other forms of equity based remuneration.  It applies to all share-based remuneration issued after November 7, 2002 which have not vested as at January 1, 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income taxes

The Company has carried forward tax losses which have not been recognised as deferred tax assets as they do not satisfy the ‘virtually certain’ criteria under A GAAP.  Under A-IFRS, it may be easier to recognise these tax losses as deferred tax assets as they are recognised based on a ‘probable’ recognition criteria. The impact of this difference may be to increase deferred tax assets and opening retained earnings, and result in a higher level of recognised deferred tax assets on a go-forward basis.

25.          RESTATEMENT

As a public company in Australia, the Company is required to file consolidated financial statements with the ASX and the Australian Securities and Investment Commission (“ASIC”) that comply with A GAAP.  The Company’s statutory A GAAP consolidated financial statements for fiscal 2004 were filed with the ASX and ASIC in September 2004.  In these statutory A GAAP consolidated financial statements, direct acquisition costs associated with the Company’s June 2004 acquisition of ChemGenex Therapeutics, Inc. were expensed as incurred.

For the purpose of the Company’s Registration Statement on Form 20-F, the Company has completed a detailed assessment of the in-process research and development and potential cash flows of ChemGenex Therapeutics, Inc. and further considered the applicable guidance in AASB 1013, Accounting for Goodwill, which has led the Company to conclude that it should have capitalized the direct acquisition costs as part of the cost of acquisition, thereby increasing the goodwill on acquisition as at June 30, 2004.  This change in accounting treatment will be reflected in the Company’s statutory A GAAP interim consolidated financial statements for the half year ended December 31, 2004 to be filed with the ASX and ASIC on February 28, 2005.

The direct acquisition costs amounted to $1,967,937, of which $901,294 was satisfied by way of the issuance of shares in the Company on June 21, 2004, a further $901,294 was payable in cash but had not been paid as at June 30, 2004, and $165,349 was paid in cash by June 30, 2004.  For purposes of this Registration Statement on Form 20-F, the Company has restated its A GAAP consolidated financial statements as of and for the year ended June 30, 2004 to reduce consulting and advisory costs, legal costs and accounting and audit costs by $1,802,588, $120,319 and $45,030, respectively, increase goodwill on acquisition by $1,967,937, increase cash paid on acquisition of controlled entity by $165,349 and reduce payments to suppliers and employees by $165,349.  A summary of the significant effects of the restatement is as follows:

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE (A GAAP)

	Year Ended June 30, 2004
	As previously reported	As restated
	$	$
Consulting and advisory costs	(1,887,200)	(84,612)
Legal costs	(123,619)	(3,300)
Accounting and audit costs	(181,283)	(136,253)
Total expenses	(8,734,517)	(6,766,580)
Loss from ordinary activities before income tax	(5,139,077)	(3,171,140)
Net loss	(5,139,077)	(3.171,140)
Basic and diluted loss per share	$(0.09)	$(0.05)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (A GAAP)

	As at June 30, 2004
	As previously reported	As restated
	$	$
Goodwill, net	14,963,813	16,931,750
Total assets	16,866,401	18,834,338
Total equity	14,745,081	16,713,018

CONSOLIDATED STATEMENT OF CASH FLOWS (A GAAP)

	Year Ended June 30, 2004
	As previously reported	As restated
	$	$
Payments to suppliers and employees	(5,861,420)	(5,696,071)
Net cash flows used in operating activities	(2,223,106)	(2,057,757)
Cash received/(paid) on acquisition of controlled entity	113,284	(52,065)
Net cash flows from/(used in) investing activities	105,724	(59,625)

26. RECONCILIATION TO US GAAP

The consolidated financial statements have been prepared in accordance with A GAAP, which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A GAAP and US GAAP.

Reconciliation of net loss

The following is a reconciliation of net loss as reported in the Consolidated Statements of Financial Performance under A GAAP to the net loss as adjusted for the effects of the application of US GAAP for the years ended June 30, 2004 and 2003.

Years Ended June 30,	2004	2003
	$	$
Net loss in accordance with A GAAP	(3,171,140)	(1,887,154)
US GAAP adjustments
Share based compensation expense, net of forfeitures (a)
• Directors and employees	(110,050)	—
• Non-employees	(239,402)	(55,598)
Purchase accounting:
In-process research and development (c)	(16,570,561)	—
Reversal of amortisation of goodwill (c)	30,811	—
Deferred tax effect of US GAAP adjustments (e)	—	—
Net loss in accordance with US GAAP	(20,060,342)	(1,942,752)

Loss per share in accordance with US GAAP:
Basic and diluted	$(0.35)	$(0.04)
Weighted average shares - basic and diluted	57,678,611	47,598,708

Reconciliation of total equity

The following is a reconciliation of the total equity as reported in the Consolidated Statements of Financial Position under A GAAP to total equity as adjusted for the effects of the application of US GAAP as of June 30, 2004 and 2003.

Years Ended June 30,	2004	2003
	$	$
Total equity in accordance with A GAAP	16,713,018	3,862,864
US GAAP adjustments
Purchase accounting
Fair value of shares issued as consideration (b)	(392,000)	—
In-process research and development (c)	(16,570,561)	—
Reversal of amortisation of goodwill (c)	30,811	—
Marketable securities (d)	349,813	185,352
Deferred tax effect of US GAAP adjustments (e)	—	—
Total equity in accordance with US GAAP	131,081	4,048,216

Rollforward analysis of total equity under US GAAP

Years Ended June 30,	2004	2003
	$	$
Balance in accordance with US GAAP, beginning of year	4,048,216	(222,068)
Issue of shares, net of issue costs (b)	15,629,294	6,139,193
Share-based compensation expense, net of forfeitures (a)	349,452	55,598
Unrealised gain on securities, net of tax (d)	164,461	18,245
Net loss in accordance with US GAAP	(20,060,342)	(1,942,752)
Balance in accordance with US GAAP, end of year	131,081	4,048,216

Consolidated statement of comprehensive loss under US GAAP

Years Ended June 30,	2004	2003
	$	$
Net loss in accordance with US GAAP	(20,060,342)	(1,942,752)
Other comprehensive income:
Unrealised gain on securities, net of tax	164,461	18,245
Comprehensive loss in accordance with US GAAP	(19,895,881)	(1,924,507)

(a)           Share-based compensation

As disclosed in Notes 11(c) and 15 to the consolidated financial statements, the Company issued share options to directors, employees and non-employees as an incentive for future performance or in consideration for services rendered. Under A GAAP, the Company did not recognise any compensation expense in connection with the issuance of the options.

Options issued to directors and employees

Under US GAAP, the Company has elected to account for the issuance of share options to directors and employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (collectively, “APB 25”). Under APB 25, compensation expense is recognised to the extent that the quoted market price of the stock, as at the measurement date, exceeds the amount that the director / employee must pay. The resultant compensation cost, net of forfeitures, is charged to earnings ratably over the vesting period.  For options that vest upon the achievement of a target stock price, compensation expense is recognised when the target is achieved.

Options issued to non-employees

Under US GAAP, the Company accounts for share-based compensation to non-employees in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.  Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options as of the measurement date, using the Black-Scholes model with the following weighted average assumptions:

•      Risk-free interest rate of 5.77% for 2004 and 5.36% for 2003;

•      No dividends;

•      Expected volatility of 65% for 2004 and 85% for 2003; and

•      Expected life of 6 years for 2004 and 7 years for 2003.

The resultant compensation cost, net of forfeitures, is charged to earnings ratably over the vesting period.

(b)           Fair value of shares issued as consideration

As disclosed in Note 11 to the consolidated financial statements, the Company issued 28,000,000 ordinary shares as consideration for acquiring 100% of ChemGenex Therapeutics, Inc. In accordance with the acquisition agreement the value placed on the issue under A GAAP was 54 cents per share, the closing market price on June 21, 2004. Under US GAAP the fair value of the shares issued to affect the acquisition is the average quoted market price for a period of two days before and after the date the terms of the agreement are agreed and announced (52.6 cents).  Accordingly, for US GAAP purposes, the Company has recorded an adjustment to the purchase price as well as the value of the shares issued.

(c)           Goodwill on acquisition

As disclosed in Notes 1(j) and 13(d) to the consolidated financial statements, the Company has calculated goodwill relating to the acquisition of ChemGenex Therapeutics, Inc. as the excess of the purchase price over the fair value of identifiable net assets acquired.  In accordance with A GAAP, the resultant goodwill is being amortised over 20 years. For US GAAP purposes, the Company considered the guidance contained in the AICPA Practice Aid Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries and determined that the excess of the US GAAP purchase price over the fair value of identifiable net assets acquired represents the estimated value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed at the date of acquisition under US GAAP. Additionally, the A GAAP goodwill amortisation has been reversed for US GAAP purposes.

(d)           Marketable securities

The Company holds an investment in a marketable security that was fully provided for under A GAAP during the year ended June 30, 1999 because the security was deemed worthless by management upon delisting from the ASX.  Under US GAAP, the investment is classified as available-for-sale and reported at fair value based on the average of the closing bid and asked prices as reported by the OTC Bulletin Board.  Unrealized gains and losses are excluded from earnings, and reported, net of tax, in accumulated other comprehensive income (loss) until realized.   Declines in fair value judged to be other than temporary are recognised in earnings.

(e)           Deferred tax effect of US GAAP adjustments

The deferred tax effect of US GAAP adjustments is nil because it is more likely than not that the net deferred tax asset will not be realized and, accordingly, the Company has recorded a 100% valuation allowance against the net deferred tax assets.

(f)            Consolidated Statements of Financial Performance classification differences

Under A GAAP, exchange rate gains are reported as a component of revenue from ordinary activities. Under US GAAP, exchange rate gains relating to operating activities are classified within operating income (loss) whereas exchange rate gains related to non-operating activities are classified as a component of non-operating income (loss).

Under A GAAP, interest income is reported as a component of revenue from ordinary activities. Under US GAAP, interest income is reported as a component of non-operating income (loss).

Under A GAAP, borrowing costs are classified in income (loss) from ordinary activities.  Under US GAAP, borrowing costs are classified in non-operating income (loss).

Under A GAAP, the proceeds on sale of investments are reported as other revenue from ordinary activities and the book value of investments sold is reported as a separate component of income (loss) from ordinary activities.  Under US GAAP, only the net gain/(loss) on sale of investments is reported in non-operating income (loss).

Under A GAAP, the Company classifies costs paid to third parties under research and development contracts as research and development expenditure.  Other costs directly attributable to research and development activities, such as depreciation of plant and equipment, patent costs, legal costs, personnel costs, among others, are classified in separate line items in the Consolidated Statements of Financial Performance. Under US GAAP, all costs of research and development activities are classified as research and development in the Consolidated Statements of Financial Performance.

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian Dollars)

(Unaudited)

	HALF-YEAR ENDED DECEMBER 31,
	2004	2003
	$	$
	(As Restated, See Note 7)
Revenue from ordinary activities	1,736,880	1,905,708

Research and development expenditure	(2,514,817)	(2,418,830)
Employee costs	(1,090,630)	(382,709)
Amortization of goodwill	(424,064)	—
Depreciation of plant and equipment	(134,490)	(128,725)
Administration	(878,958)	(272,468)
Loss from ordinary activities before income tax expense	(3,306,078)	(1,297,025)
Income tax expense relating to ordinary activities	—	—
Net loss	(3,306,078)	(1,297,025)

Basic and diluted loss per share	(0.03)	(0.02)

See notes to the interim condensed consolidated financial statements

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian Dollars)

(Unaudited)

	AS AT DECEMBER 31, 2004	AS AT JUNE 30, 2004
	$	$
CURRENT ASSETS
Cash assets	3,613,459	941,785
Receivables	—	30,440
Prepayments	176,908	88,622
TOTAL CURRENT ASSETS	3,790,367	1,060,847
NON-CURRENT ASSETS
Plant and equipment	712,035	841,741
Intangible assets	16,507,686	16,931,750
TOTAL NON-CURRENT ASSETS	17,219,721	17,773,491
TOTAL ASSETS	21,010,088	18,834,338

CURRENT LIABILITIES
Payables	1,338,726	1,993,410
Unearned revenue	168,762	127,910
TOTAL CURRENT LIABILITIES	1,507,488	2,121,320
TOTAL LIABILITIES	1,507,488	2,121,320

NET ASSETS	19,502,600	16,713,018

EQUITY
Contributed equity	76,353,043	70,257,383
Reserves	10,866,878	10,866,878
Retained losses	(67,717,321)	(64,411,243)

TOTAL EQUITY	19,502,600	16,713,018

See notes to the interim condensed consolidated financial statements

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian Dollars)

(Unaudited)

		HALF-YEAR ENDED DECEMBER 31,
	Notes	2004	2003
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES

Proceeds from research revenue		1,725,010	1,679,605
Payments to suppliers and employees		(5,227,376)	(3,169,885)
Interest received		83,162	48,397
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(3,419,204)	(1,441,883)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment		(4,782)	(754)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(4,782)	(754)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of ordinary shares, net of issue costs		6,095,660	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		6,095,660	—

NET INCREASE (DECREASE) IN CASH HELD		2,671,674	(1,442,637)
Cash at beginning of financial period		941,785	3,059,167

CLOSING CASH CARRIED FORWARD		3,613,459	1,616,530

See notes to the interim condensed consolidated financial statements

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY

(in Australian Dollars, except number of shares)

(Unaudited)

Period from July 1, 2004 to DECEMBER 31, 2004

			Option		Total
	Contributed equity		premium	Accumulated	stockholder’s
	Shares	Amount	reserve	deficit	equity
		$	$	$	$
Balance at July 1, 2004 (as restated, see Note 7)	86,728,294	70,257,383	10,866,878	(64,411,243)	16,713,018
Ordinary fully paid shares issued for
48 cents per share on July 14, 2004	13,009,244	6,244,437			6,244,437
Cost of July 2004 issue		(189,353)			(189,353)
Ordinary fully paid shares issued for 48 cents each on November 23, 2004	84,535	40,576			40,576
Net loss (as restated, see note 7)				(3,306,078)	(3,306,078)
Balance at December 31, 2004	99,822,073	76,353,043	10,866,878	(67,717,321)	19,505,600

See notes to interim condensed consolidated financial statements

CHEMGENEX PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS

(in Australian Dollars)

(Unaudited

1.            BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

ChemGenex Pharmaceuticals Limited, together with its controlled entities referred to as “ChemGenex” or the “Company,” was incorporated in New South Wales, Australia. It is an integrated biopharmaceutical development company with expertise in the discovery of new therapeutic targets and the development of drugs in the fields of cancer, metabolic syndrome (obesity and diabetes), and depression.

The Company is listed on the Australian Stock Exchange (“ASX”) (Code: CXS) and has applied for registration with the Securities and Exchange Commission (“SEC”) pursuant to Section 12 of the Securities Exchange Act of 1934.

Financial Reporting Framework and Significant Accounting Policies

The half-year financial report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board (herein referred to as “A GAAP”).

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended June 30, 2004 and any public announcements made by the Company during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company’s consolidated financial statements for the year ended June 30, 2004.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with A GAAP have been condensed or omitted.  In the opinion of management, the financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the financial position, results of operations and cash flows of the Company for the interim periods presented and are not necessarily indicative of a full year’s results.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The June 30, 2004 balance sheet was derived from audited financial statements but does not include all disclosures required by A GAAP.  However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.            GOING CONCERN

ChemGenex’s financial statements are prepared on a going concern basis which contemplates the realisation of assets and settlement of liabilities and commitments in the normal course of business.  During the six months ended December 31, 2004 the Company incurred a net loss of $3,306,078 and net cash outflows from operating activities of $3,419,204 and had an accumulated deficit of $67,717,321. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities.  Notwithstanding the net loss and negative cash flow from operations, the directors consider that the going concern basis of accounting is appropriate for the following reasons:

•                  As at December 31, 2004 the Company had cash assets of $3,613,459;

•                  On January 24, 2005 the Company issued 14,900,000 ordinary shares at an issue price of $0.55 each raising $8,195,000 (before issue costs). These funds will be used to accelerate the clinical development programs for the Company’s two targeted anti-cancer compounds, currently in Phase II trials in the United States and to advance the Company’s pre-clinical pipeline of therapeutics in the fields of oncology, diabetes, obesity and depression; and

•                  The Company has consistently raised capital as and when required for its operations and anticipates that it will remain in a position to do so in the future.

3.            DIVIDENDS

The Company resolved not to declare any dividends in the six month period ended December 31, 2004.

4.            SEGMENT INFORMATION

Following the acquisition of ChemGenex Therapeutics Inc. in June 2004, the Company’s biopharmaceutical development activities are conducted in Australia and the United States of America.

Based on operating losses for the six months to December 31, 2004, the United States of America represented 28% of the consolidated operations for that period.

	Segment Revenues		Segment Losses		Segment Assets
	December 2004	December 2003	December 2004	December 2003	December 2004	June 2004
Australia	1,736,853	1,905,708	(2,380,588)	(1,297,025)	20,949,971	18,681,824
United States of America	27	—	(925,490)	—	60,117	162,514

Total	1,736,880	1,905,708	(3,306,078)	(1,297,025)	21,010,088	18,834,338

5.            CONTINGENT LIABILITIES

No contingent liabilities have arisen during the periods presented.

6.            EVENTS SUBSEQUENT TO REPORTING DATE

As disclosed in Note 2, on January 24, 2005, the Company issued 14,900,000 ordinary shares at an issue price of $0.55 each raising $8,195,000.

On February 17, 2005 the Company issued 50,543 ordinary shares at $0.495 each pursuant to a license agreement with the M. D. Anderson Cancer Center; and 25,000 ordinary shares at $0.50 subsequent to the exercise of options pursuant to the ESOP.

The financial effect of these events have not been recognised in the accounts as at December 31, 2004.

7.            RESTATEMENT

As a public company in Australia, the Company is required to file consolidated financial statements with the ASX and the Australian Securities and Investment Commission (“ASIC”) that comply with A GAAP.  The Company’s statutory A GAAP consolidated financial statements for fiscal 2004 were filed with the ASX and ASIC in September 2004.  In these statutory A GAAP consolidated financial statements, direct acquisition costs associated with the Company’s June 2004 acquisition of ChemGenex Therapeutics, Inc. were expensed as incurred.

For the purpose of the Company’s Registration Statement on Form 20-F lodged with the SEC in February 2005, the Company completed a detailed assessment of the in-process research and development and potential cash flows of ChemGenex Therapeutics, Inc. and further considered the applicable guidance in AASB 1013, Accounting for Goodwill, which has led the Company to conclude that it should capitalise the direct acquisition costs as part of the cost of acquisition, thereby increasing the goodwill on acquisition as at June 30, 2004.  Accordingly, the A GAAP consolidated financial statements as of and for the year ended June 30, 2004 included in the Company’s Registration Statement on Form 20-F were restated to capitalise the direct acquisition costs as part of the cost of acquisition.  See Note 25 to such consolidated financial statements.

For statutory purposes, this change in accounting treatment was reflected in the Company’s statutory A GAAP interim consolidated financial statements as of and for the six months ended December 31, 2004 filed with the ASX and ASIC in late February 2005.  Accordingly, the accompanying interim A GAAP condensed consolidated financial statements for the six months ended December 31, 2004 have been restated to reverse the resulting “Adjustment to carrying cost of goodwill” given that the A GAAP consolidated financial statements as of and for the year ended June 30, 2004 included in the Company’s Registration Statement on Form 20-F were previously restated.

A summary of the significant effects of the restatement is as follows:

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE (A GAAP)

	Half-Year Ended December 31, 2004
	As previously reported	As restated
	$	$
Adjustment to carrying cost of goodwill	1,967,937	—
Loss from ordinary activities before income tax	(1,338,141)	(3,306,078)
Net loss	(1,338,141)	(3,306,078)
Basic and diluted loss per share	(0.01)	(0.03)

8.            RECONCILIATION TO US GAAP

The unaudited condensed consolidated financial statements have been prepared in accordance with A GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).  Summaries of the significant differences as they apply to the Company are set forth in Note 26 to the Company’s consolidated financial statements for the year ended June 30, 2004.

The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A GAAP and US GAAP.

RECONCILIATION OF NET LOSS

HALF-YEAR ENDED DECEMBER 31,

	2004	2003
	$	$
Net loss in accordance with A GAAP	(3,306,078)	(1,297,025)

US GAAP adjustments
Share-based compensation, net of forfeitures:
Directors and employees	(9,100)	(70,050)
Non-employees	(92,000)	(239,402)
Purchase accounting:
Reversal of amortisation of goodwill	424,064	—
Deferred tax effect of US GAAP adjustments	—	—
Net loss in accordance with US GAAP	(2,983,114)	(1,606,477)
Loss per share in accordance with US GAAP:
Basic and diluted	(0.03)	(0.03)
Weighted average shares – basic and diluted	98,747,704	52,027,740

RECONCILIATION OF SHAREHOLDERS’ EQUITY

December 31, 2004
$
Total equity in accordance with A GAAP	19,502,600

US GAAP adjustments
Purchase accounting:
Fair value of shares issued as consideration	(392,000)
In-process research and development	(16,570,561)
Reversal of amortization of goodwill	454,875
Marketable securities	110,287
Deferred tax effect of US GAAP adjustments	—
Total equity in accordance with US GAAP	3,105,201

ROLLFORWARD ANALYSIS OF SHAREHOLDERS’ EQUITY UNDER US GAAP

HALF-YEAR ENDED DECEMBER 31,

December 31, 2004
$
Balance in accordance with US GAAP, beginning of period	131,081

Issuance of shares, net of issue costs	6,095,660
Share-based compensation expense, net of forfeitures	101,100
Unrealised loss on securities, net of tax	(239,526)
Net loss in accordance with US GAAP	(2,983,114)
Balance in accordance with US GAAP, end of period	3,105,201

STATEMENT OF COMPREHENSIVE LOSS UNDER US GAAP

Net loss in accordance with US GAAP	(2,983,114)

Other comprehensive loss
Unrealised loss on securities, net of tax	(239,526)
Comprehensive loss in accordance with US GAAP	(3,222,640)

Abbott, Stringham & Lynch

C e r t i f i e d  P u b l i c  A c c o u n t a n t s  •  B u s i n e s s  A d v i s o r s  &  C o n s u l t a n t s

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

ChemGenex Therapeutics, Inc.

Menlo Park, California

We have audited the accompanying consolidated balance sheet of ChemGenex Therapeutics, Inc. (a development stage company) and subsidiary as of December 31, 2003, and the related consolidated statement of operations, stockholders’ net capital deficiency, and cash flows for the year then ended.  We have also audited the balance sheet of ChemGenex Therapeutics, Inc. as of December 31, 2002, and the related statement of operations, stockholders’ net capital deficiency, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements of ChemGenex Therapeutics, Inc. as of December 31, 2001 and for the period from September 14, 1999 (inception) to December 31, 2001, were audited by other auditors whose report dated June 21, 2002 included an explanatory paragraph that described substantial doubt regarding the Company’s ability to continue as a going concern, more fully described in Note 1 to the financial statements.

We conducted our audits in accordance with U.S. generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ChemGenex Therapeutics, Inc. and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.  Also, in our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of ChemGenex Therapeutics, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Abbott, Stringham & Lynch

January 11, 2005

910 Campisi Way Campbell, California 95008 408/377-8700 • Fax 408/377-0821 • asl@aslcpa.com An Accountancy Corporation

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Statements of Operations (USD)

			Period from September 14, 1999 (inception) to December 31, 2003

	Year Ended December 31,
	2003	2002
	(Consolidated)	$	$
	$
Contract revenue from joint venture	—	64,061	426,680

Operating expenses:
Research and development	668,482	1,653,947	4,574,250
General and administrative	578,453	928,386	2,533,969

Total operating expenses	1,246,935	2,582,333	7,108,219

Loss from operations	(1,246,935)	(2,518,272)	(6,681,539)

Other income (expenses):
Interest income	676	16,152	86,625
Interest expense	(38,537)	(11,379)	(80,429)

Total other (expenses) income	(37,861)	4,773	6,196

Loss before taxes on income	(1,284,796)	(2,513,499)	(6,675,343)
Taxes on income	—	—	—
Equity in loss of joint venture	—	92,541	12,479,382

Net loss	(1,284,796)	(2,606,040)	(19,154,725)

Preferred stock dividend requirements	(219,981)	(852,825)	(1,241,016)

Net loss applicable to common shareholders	(1,504,777)	(3,458,865)	(20,395,741)

See accompanying notes to financial statements.

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Balance Sheets (USD)

	December 31,
	2003	2002
	(Consolidated)
ASSETS
Current assets:
Cash and cash equivalents	19,326	366,036
Accounts receivable	5,375	740
Prepaid expenses	17,514	4,372

Total current assets	42,215	371,148

Property and equipment, net	25,619	42,882
Security deposits	5,807	7,207

	73,641	421,237
LIABILITIES AND STOCKHOLDERS’ NET CAPITAL DEFICIENCY

Current liabilities:
Accounts payable	95,469	84,678
Accrued wages	348,183	50,000
Accrued vacation	46,418	35,335
Accrued clinical trial costs	92,258	29,500
Accrued interest	38,154	9,292
Other accrued expenses	19,293	10,000
Note payable to related party	405,000	—
Current portion of capital lease obligations	—	5,768

Total current liabilities	1,044,775	224,573

Note payable to Elan Pharma International Limited	446,276	446,276
Dividend payable	—	1,021,035

Redeemable convertible exchangeable Series B preferred stock; $0.001 par value, 1,602,000 shares designated, 1,068,000 shares issued and outstanding as of December 31, 2002	—	12,015,000

Commitments and contingencies	—	—

Stockholders’ deficit:
Series B convertible preferrred stock; $0.001 par value, 1,602,000 shares designated, 1,178,312 shares issued and outstanding as of December 31, 2003	13,256,016	—

Series A convertible preferred stock; $0.001 par value, 5,000,000 shares authorized, 900,000 shares designated, 740,741 shares issued and outstanding as of December 31, 2003 and 2002	741	741

Common stock, $0.001 par value; 20,000,000 shares authorized; 8,326,010 and 8,173,593 shares issued and outstanding as of December 31, 2003 and 2002, respectively	8,326	8,174

Additional paid-in capital	5,806,573	5,959,730
Deferred stock compensation, net	(93,325)	(363,328)
Deficit accumulated during the development stage	(20,395,741)	(18,890,964)

Total stockholders’ net capital deficiency	(1,417,410)	(13,285,647)
	73,641	421,237

See accompanying notes to financial statements

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Statements of Cash Flows (USD)

			Period from September
	Year Ended December 31,		14, 1999 (inception) to
	2003	2002	December 31, 2003
	(Consolidated)	$	$
	$

Cash flows from operating activities:	(1,284,796)	(2,606,040)	(19,154,725)
Net loss
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	17,263	16,149	40,162
Stock-based compensation	70,467	229,075	663,583
Equity in loss of joint venture	—	92,541	12,479,382
Changes in assets and liabilities:
Accounts receivable	(4,635)	361,879	(5,375)
Prepaid expenses	(13,142)	28,707	(17,514)
Security Deposits	1,400	(7,207)	(5,807)
Accounts payable	10,791	(11,883)	95,469
Accrued expenses	410,179	90,550	544,306

Net cash used in operating activities	(792,473)	(1,806,229)	(5,360,519)

Cash flows from investing activities
Investment in joint venture	—	(92,541)	(12,107,541)
Capital expenditures	—	(15,910)	(44,668)

Net cash used in investing activities	—	(108,451)	(12,152,209)

Cash flows from financing activities
Proceeds from note payable to Elan Pharma Int’l Ltd	—	74,435	74,435
Borrowings on note payable to related party	405,000	—	405,000
Decrease in capital lease obligations	(5,768)	(9,888)	(21,113)
Proceeds from exercise of stock options	2,978	1,116	5,177
Proceeds from issuance of series A preferred stock	—	—	5,000,002
Proceeds from issuance of series B preferred stock	—	—	12,015,000
Proceeds from issuance of common stock	43,553	—	53,553

Net cash provided by financing activities	445,763	65,663	17,532,054

Net (decrease) increase in cash and cash equivalents	(346,710)	(1,849,017)	19,326

Cash and cash equivalents at beginning of year	366,036	2,215,053	—

Cash and cash equivalents at end of year	19,326	366,036	19,326

See accompanying notes to financial statements

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Statements of Stockholders’ Net Capital Deficiency and Redeemable Convertible Preferred Stock

 for the Period from September 14, 1999 (inception) to December 31, 2003 (USD)

											Deficit	Total
											Accumulated	Stockholders’
	Redeemable Convertible		Convertible		Convertible Series A				Additional	Deferred	During the	Net
	Series B Preferred Stock		Series B Preferred Stock		Preferred Stock		Common Stock		Paid-In	Stock	Development	Capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Stage	Deficiency

Net loss and comprehensive loss for the year ended December 31, 1999	—	$—	—	$—	—	$—	—	$—	$—	$—	$(40,622)	$(40,622)
Net loss and comprehensive loss for the year ended December 31, 2000	—	—	—	—	—	—	—	—	—	—	(335,612)	(335,612)
Balance at December 31, 2000	—	—	—	—	—	—	—	—	—	—	(376,234)	(376,234)
Issuance of common stock to founder in March 2001 at $0.00125 per share	—	—	—	—	—	—	8,000,000	8,000	2,000	—	—	10,000
Issuance of Series A preferred stock in April 2001 at $6.75 per share	—	—	—	—	740,741	741	—	—	4,999,261	—	—	5,000,002
Issuance of Series B preferred stock in April 2001 at $11.25 per share	1,068,000	12,015,000	—	—	—	—	—	—	—	—	—	—
Accretion of dividends on Series B preferred stock	—	—	—	—	—	—	—	—	—	—	(168,210)	(168,210)
Issuance of common stock upon exercise of stock options in December 2001 at $0.01 per share	—	—	—	—	—	—	108,333	108	975	—	—	1,083
Deferred stock compensation	—	—	—	—	—	—	—	—	907,200	(907,200)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	256,641	—	256,641
Stock-based compensation related to nonemployees	—	—	—	—	—	—	—	—	107,400	—	—	107,400
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(14,887,655)	(14,887,655)

Balance at December 31, 2001	1,068,000	12,015,000	—	—	740,741	741	8,108,333	8,108	6,016,836	(650,559)	(15,432,099)	(10,056,973)
Accretion of dividends on Series B preferred stock	—	—	—	—	—	—	—	—	—	—	(852,825)	(852,825)
Issuance of common stock upon exercise of stock options on various dates	—	—	—	—	—	—	65,260	66	1,050	—	—	1,116
Deferred stock compensation - revised for change in fair value	—	—	—	—	—	—	—	—	(109,606)	109,606	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	177,625	—	177,625
Stock-based compensation related to nonemployees	—	—	—	—	—	—	—	—	51,450	—	—	51,450
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(2,606,040)	(2,606,040)

Balance at December 31, 2002	1,068,000	$12,015,000	—	$—	740,741	$741	8,173,593	$8,174	$5,959,730	$(363,328)	$(18,890,964)	$(13,285,647)

											Deficit	Total
											Accumulated	Stockholders’
	Redeemable Convertible		Convertible		Convertible Series A				Additional	Deferred	During the	Net
	Series B Preferred Stock		Series B Preferred Stock		Preferred Stock		Common Stock		Paid-In	Stock	Development	Capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Stage	Deficiency

Balance at December 31, 2002	1,068,000	$12,015,000	—	$—	740,741	$741	8,173,593	$8,174	$5,959,730	$(363,328)	$(18,890,964)	$(13,285,647)
Cancellation of Series B Preferred Stock redemption feature	(1,068,000)	$(12,015,000)	1,068,000	$12,015,000	—	—	—	—	—	—	—	12,015,000
Accretion of dividends on Series B preferred stock	—	—	—	—	—	—	—	—	—	—	(219,981)	(219,981)
Issuance of Series B preferred stock in May 2003 at $11.25 per share	—	—	110,312	1,241,016	—	—	—	—	—	—	—	1,241,016
Issuance of common stock upon exercise of stock options on various dates	—	—	—	—	—	—	140,417	140	2,838	—	—	2,978
Issuance of common stock to landlord in December 2003 at $3.63 per share	—	—	—	—	—	—	12,000	12	43,541	—	—	43,553
Deferred stock compensation - revised for change in fair value	—	—	—	—	—	—	—	—	(199,536)	199,536	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	70,467	—	70,467
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(1,284,796)	(1,284,796)

Balance at December 31, 2003	—	$—	1,178,312	$13,256,016	740,741	$741	8,326,010	$8,326	$5,806,573	$(93,325)	$(20,395,741)	$(1,417,410)

See accompanying notes to financial statements.

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Notes to the Financial Statements

Note 1 - Nature of business

ChemGenex Therapeutics, Inc. (the “Company”) was incorporated in Delaware on September 14, 1999.  The Company was formed to develop novel small molecule therapeutics for the treatment of cancer and related conditions.  The Company operates in one business segment to license, develop and commercialize new cancer drugs. The Company currently has two drug candidates in Phase II human trials for cancer.  The Company’s office is located in Menlo Park, California.

Development stage

The Company is in the development stage. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations are dependent upon future events, including future financing, successfully completing product development, regulatory approvals, and achieving a sufficient level of revenue to become an established operating enterprise. The activities of the Company have been accounted for as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.

The Company incurred net losses of approximately $1,285,000 and $2,606,000 during 2003 and 2002, respectively.  The Company expects to continue to incur losses as it completes its development program.  Although the Company has historically been able to satisfy its cash requirements, there can be no assurance that efforts to obtain sufficient financing for operations will be successful in the future.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The incurred net losses and the rate of operating cash flow expenditures raise substantial doubt about the Company’s ability to continue as a going concern.  See Note 15.

Note 2 - Summary of significant accounting policies

Principles of consolidation

The accompanying 2003 consolidated financial statements include the Company’s wholly owned subsidiary ChemGenex Newco, Ltd.  All significant intercompany transactions have been eliminated in the consolidation.

Cash and cash equivalents

The Company considers all highly liquid investments with insignificant interest rate risk and maturities of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation.   Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years.

Accounting for stock-based compensation

As permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations in accounting for its employee stock option grants. Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Comprehensive loss

The Company’s total comprehensive loss was the same as its net loss for the years ended December 31, 2003 and 2002, and for the period from September 14, 1999 (inception) to December 31, 2003.

Research and development

Research and development expenses consist of costs incurred for company-sponsored, collaborative and contracted research and development activities. These costs include direct and research-related overhead expenses. The Company expenses research and development costs as such costs are incurred.  Expenses related to clinical trials generally are accrued based on contracted amounts applied as patients are enrolled in the clinical trials.

Contract revenue from joint venture

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and the collection is reasonably assured.  To date the Company’s revenues are derived entirely from research and development contracts related to the joint venture arrangement, more fully described in Note 3.

Financial instruments

All financial instruments are carried at amounts that approximate fair value.

Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses.  Actual results may differ from these estimates.  Significant estimates in the financial statements include the estimate of fair value for the Company’s common stock in determining stock based compensation, and the estimate of long-lived asset lives.

Note 3 - Joint venture with Elan Corporation, PLC

In April 2001, the Company and Elan Corporation, PLC (Elan), through its wholly owned subsidiary Elan International Services, Ltd (EIS), formed ChemGenex Newco, Ltd. (Newco), a Joint Venture (JV) to develop regional drug delivery oncology therapeutics, using NanoCrystal drug delivery technology.  The Company’s contributed capital to Newco was $12,015,000 for 6,000 shares of voting common stock and 3,612 shares of non-voting convertible Series A preferred stock.  The EIS contribution to Newco was $2,985,000 for 2,388 shares of non-voting convertible preferred stock.  Both contributions combined amounted to $15,000,000.  The stock and cash transactions translated into 80.1% and 19.9% ownership in the joint venture for the Company and EIS, respectively.

Newco paid $15,000,000 to Elan Pharma International Limited (EPIL), a wholly owned subsidiary of Elan, for a license providing Newco non-exclusive rights to use certain in-process drug delivery technologies.  The EPIL technology rights acquired relate to very early stage technology that, in the opinion of management, has not reached technological feasibility and has no future alternative uses.  As a result, Newco recorded a charge for in-process research and development for $15,000,000 in 2001.  The Company also licensed certain drug delivery technologies to Newco on a non-exclusive basis.

The Agreement also provided for the following terms and transactions:

•      ElS purchased 740,741 shares of the Company’s Series A convertible preferred stock at $6.75 per share.

•      ElS purchased 1,068,000 shares of the Company’s redeemable exchangeable Series B convertible preferred stock (the “Series B Preferred Stock”) at $11.25 per share.  The Series B preferred stock is redeemable in 2007 for a price equal to the applicable original issue price per share, plus declared but unpaid dividends with respect to such shares.  As a result of this redemption feature, the Series B Preferred Stock is classified outside of stockholders’ net capital deficiency.  In May 2003, the redemption feature was cancelled.  Accordingly, the Series B preferred stock is included in stockholders’ net capital deficiency as of December 31, 2003.

•      The Series B Preferred Stock, but not any accrued and unpaid dividends, are exchangeable in whole at EIS’s option at any time, for such number of Newco preferred shares held by the Company.  This would together with the Newco initial funding, represent 50% of the Newco common shares, on a fully diluted basis.  Accordingly, assuming exercise of the exchange right and conversion of the Newco preferred stock into Newco common stock after the second anniversary of the original issue date, the Company and EIS would each own 50% of Newco’s voting shares.

•      The Company, at its sole discretion, can fund 80.1% of the joint venture research and development costs up to $8,010,000 through April 20, 2003.  EPIL made a loan facility available to the Company for up to $8,010,000.  The purpose of this loan facility was to support the Company’s share of the joint venture’s research and development costs pursuant to a convertible promissory note issued by the Company to EPIL.  The loan facility has a six-year term and will bear interest at 7% per annum, compounded annually, on any amounts borrowed under the facility.  Anytime after April 20, 2003, EIS may convert all or any portion of the principal and accrued interest into common stock of the Company at a conversion price of $9.25.  No transactions were consummated under these arrangements after April 20, 2003 through the dissolution of the joint venture agreement on May 8, 2003 discussed below.  The outstanding principal balance on the loan facility was $446,276 as of December 31, 2003 and 2002.  Accrued interest was approximately $38,154 and $9,292 as of December 31, 2003 and 2002, respectively.

While the Company owns 80.1% of the outstanding capital stock (and 100% of the outstanding common stock) of Newco, ElS and its subsidiaries have retained significant minority investor rights that are considered “participating rights” as defined in the Emerging Issues Task Force Consensus No. 96-16. Accordingly, the Company did not consolidate the financial statements of Newco in 2001 and 2002.  Instead, the Company accounted for its investment in Newco under the equity method of accounting.  The Company recorded its investment in the stock of Newco at cost, and adjusted the carrying amount of the investment to recognize its share of the losses of the investee after the date of the acquisition.  On May 8, 2003, the Company purchased EIS’ 19.9% interest in Newco for $10 and Newco became a wholly-owned subsidiary.  Accordingly, the Company’s 2003 financial statements are presented on a consolidated basis including the Newco loss from May 8, 2003 through December 31, 2003.

In conjunction with the above purchase on May 8, 2003, the Company and Elan and its wholly owned subsidiaries agreed to terminate the Newco agreements.  The termination agreement provided the following terms and conditions:

The principal and accrued interest from the loan facility will convert into shares of the Company’s common stock in the event of a qualified financing event no later than November 1, 2003.

The Series A and B preferred stock will convert into the Company’s common stock upon a qualified financing event, qualified acquisition or qualified asset transfer no later than November 1, 2003.  There were no qualified financing events, qualified acquisitions, or qualified asset transfers prior to November 1, 2003.

The warrant to purchase 74,074 shares of Series A preferred stock, more fully described in Note 9 was cancelled.

A qualified financing event was defined as the Company raising a minimum of $5 million in aggregate proceeds after deduction of fees and expenses.  In any event, EIS would not own more than 25% of the issued and outstanding shares of the Company’s common stock on a fully diluted basis after giving effect to the issuance of the financing securities in a qualified financing event.

The accrued dividend on the Series B Preferred Stock was converted into 110,312 shares of Series B Preferred Stock at $11.25 per share.  No further dividends will be due to the holder of the Series B Preferred Stock.

Note 4 - Property and equipment

Property and equipment consisted of the following as of December 31, 2003 and 2002:

	2003	2002
Computers and equipment	$33,824	$33,824
Furniture and fixtures	14,940	14,940
Lab equipment	17,018	17,018

Total property and equipment	65,782	65,782
Less accumulated depreciation and amortization	(40,163)	(22,900)

Property and equipment, net	$25,619	$42,882

Note 5 - Note payable to related party

On May 1, 2003, the Company issued a convertible promissory note to the Company’s founder.  The note allows for borrowings up to $1,000,000 and bears interest at 6% per annum.  As of December 31, 2003 the amount due was $405,000.  On June 15, 2004, ChemGenex issued a note termination agreement to the Company’s founder as a condition to consummating the transactions contemplated under that certain agreement and plan of merger dated April 27, 2004 (see Note 15).  The Company’s founder agreed to cancel the note that had an outstanding principal of $900,550 and accrued interest of $15,148 on June 15, 2004.

Note 6 - Operating leases

The Company leases its facilities under operating lease agreements. The Company is required to pay certain utilities, tax, maintenance, and insurance expenses on the leases.  In October  2002, the Company renewed the lease agreement for its office facility on a month-to-month basis for the period from October 1, 2002 to April 30, 2004 at a reduced monthly rate of $2,904.  In consideration of the reduced rent, the landlord is to receive 1,000 shares per month of the Company’s common stock for each month in which the rent is reduced.  The Company issued 12,000 shares of common stock to the landlord during the year ended December 31, 2003 in exchange for the rent reduction.  Rent expense for each of the years ended December 31, 2003 and 2002 amounted to $70,800.

Note 7 - Capital lease obligations

During the year ended December 31, 2001, the Company acquired furniture and computer equipment under capital leases that expired through June 2003.  The depreciation of assets under capital leases is included in depreciation expense.  The cost of assets under capital leases was $21,113 as of December 31, 2003 and 2002.  Accumulated depreciation for these assets was $14,391 and $8,642 as of December 31, 2003 and 2002.

Note 8 - Income taxes

As of December 31, 2003 and 2002, the Company had deferred tax assets of approximately $7,338,400 and $6,172,000, respectively.  Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain.  Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.  The net valuation allowance increased by approximately $1,166,400 and $3,842,000 during the years ended December 31, 2003 and 2002, respectively.  Deferred tax liabilities and assets primarily relate to net operating loss carry forwards and joint venture temporary differences.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets or (liabilities) are as follows:

	2003	2002
Unamortized balance of joint venture license fees	$4,912,700	$4,254,000
Accrued expenses	175,100	38,000
Net operating loss carryforward	2,005,500	1,657,000
Federal research and development tax credit	118,600	108,000
State research and development tax credit	126,500	115,000

Total deferred tax asset	7,338,400	6,172,000
Valuation allowance	(7,338,400)	(6,172,000)

Net deferred tax asset	$—	$—

As of December 31, 2003 the Company had net operating loss carry forwards for federal income tax purposes of approximately $4,852,000 which expire beginning in the year 2020.  The Company also has state net operating loss carry forwards of approximately $6,094,000 which expire beginning in 2007.

As of December 31, 2003 the Company had a federal general business credit carryover of $108,183 and a state research credit carryover of $123,728 that expire beginning in 2019.

Utilization of the net operating loss carry forwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions.  The annual limitation may result in the expiration of net operating losses and credits before utilization.

Note 9 - Convertible preferred stock

The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001 per share.  Of the authorized shares of preferred stock, 900,000 are designated as Series A preferred stock, and 1,602,000 are designated as Series B preferred stock.

Convertible preferred stock at December 31, 2003 and 2002 comprised the following:

	Number of Shares	Number of Shares Issued and Outstanding
	Designated	2003	2002

Series A	900,000	740,741	740,741
Series B	1,602,000	1,178,312	1,068,000

	2,502,000	1,919,053	1,808,741

The rights, preferences, and privileges of the preferred stockholders are as follows:

Dividends

The Series A preferred stock does not bear dividends.  The holders of Series B preferred stock are entitled to receive a mandatory dividend equal to 7% of the applicable original issue price, per annum, compounded annually commencing on the date which is six months after the original issue date.  The dividend shall be cumulative, and shall be payable annually on each succeeding twelve month anniversary of the original issue date and shall be payable solely by the issuance of additional shares of Series B preferred stock at a price equal to the applicable original issuance price and not in cash; provided that, such dividend shall not be declared payable, become due or paid to any holder without the consent of such holder, in accordance with the Series B preferred stock issuance agreement executed on March 30, 2001.  The original issue price of the Series B preferred stock is $11.25.  For the years ended December 31, 2003 and 2002, preferred Series B dividends of $219,981 and $852,825 , respectively, were added to the net loss to arrive at a net loss applicable to common stockholders.

Liquidation

The holders of Series A and B preferred stock are entitled to a liquidation preference to common stockholders of $6.75 and $11.25 per share, respectively, plus all declared and unpaid dividends.  After the above amounts have been paid, the remaining assets, if any, shall be distributed ratably to the common stockholders.

Conversion

Each share of Series A preferred stock is convertible, at the option of the holder, at any time into fully-paid and nonassessable shares of common stock on a one-for-one basis.  Each share of Series B preferred stock is convertible, at the option of the holder, at any time after the second anniversary of the original issuance date into fully-paid and nonassessable shares of common stock on a one-for-one basis.  Conversion is automatic (A) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the series preferred, or (B) immediately upon the closing of a firmly underwritten public offering covering the offer and sale of common stock for the account of the Company in which (i) the per share price is at least $7.50, and (ii) the gross cash proceeds to the Company are at least $30,000,000.  The Company has reserved 1,919,053 shares of common stock in the event of the conversion.

Voting

The holders of each share of Series A preferred stock are entitled to vote on an as-converted basis along with common stockholders.  The holders of each share of Series B preferred stock shall not have voting rights.  As long as at least 1,000,000 shares of preferred stock remain outstanding, the Company may not, without the approval of the vote or written consent of the holders of a majority of the then outstanding shares of preferred stock, authorize or designate any new class or series of stock or any other securities convertible into equity securities of the Company ranking senior to the series preferred in right of redemption, liquidation preference, voting or dividends or any increase in the authorized or designated number of any such new class or series.

Redemption

The Company shall be obligated to redeem the Series B preferred stock beginning on the sixth anniversary of the original issue date, and the stock shall be redeemed for a price equal to the applicable original issue price per share, plus declared but unpaid dividends with respect to such shares.

Exchangeability

The Series B Preferred Stock, but not any accrued and unpaid dividends, are exchangeable in whole at EIS’ option at any time for such number of Newco preferred shares held by the Company.  In conjunction with the ElS termination agreement in May 2003, more fully described in Note 3, EIS’ option to exchange was cancelled.

Warrants

In connection with the issuance of preferred stock, the Company issued a warrant to purchase 74,074 shares of Series A preferred stock, at an exercise price of $10.00 per share.  The warrant expires April 20, 2006.  In conjunction with the ElS termination agreement in May 2003, more fully described in Note 3, the warrant was cancelled.

Note 10 - Common stock

The Company is authorized to issue up to 20,000,000 shares of common stock with a par value of $0.001 per share.

At December 31, 2003 the Company has reserved shares of common stock for future issuance as follows:

Stock option plans	1,685,989
Upon conversion of preferred stock	1,919,053
Preferred stock warrants	—

Total shares reserved	3,605,042

Note 11 - Stock-based compensation

In April 2001, the Company adopted the 2001 Equity Incentive Plan (the Plan) under which qualified employees, directors, and consultants may receive options to purchase shares of common stock at fair value as determined by the Board of Directors.  Options granted generally vest at a rate of at least 20% per year over a period of five years and expire after ten years for employees.  Options granted vest immediately for non-employees.  The Company has reserved 2,000,000 shares of common stock for issuance under the Plan.  The Plan expires in 2011.

The following table summarizes option activity for the years ended December 31, 2003 and 2002:

	Shares	Number of	Weighted Average
	Available	Shares	Exercise Price Per
	for Grant	Outstanding	Share
Balance as of December 31, 2001	501,000	1,390,667	$0.02
Granted	(317,500)	317,500	$0.25
Forfeited	167,239	(167,239)	$0.03
Exercised	—	(65,260)	$0.02

Balance as of December 31, 2002	350,739	1,475,668	$0.07
Granted	(100,000)	100,000	$0.15
Forfeited	81,250	(81,250)	$0.12
Exercised	—	(140,418)	$0.02

Balance as of December 31, 2003	331,989	1,354,000	$0.08

The weighted-average fair value of options granted during 2003 and 2002, was $0.30 and $0.50, respectively.  Exercise prices for options outstanding as of December 31, 2003 and December 31, 2002 and the weighted average contractual life are as follows:

	Options Outstanding
		Weighted-		Options Exercisable
	Number	Average	Weighted-	Exercisable and	Weighted
	Outstanding at	Remaining	Average	Outstanding at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2002	Life	Price	2002	Price
	(In years)
$0.01	951,668	7.9	$0.01	472,917	$0.01
$0.10	219,000	8.7	$0.10	192,333	$0.10
$0.25	305,000	9.2	$0.25	150,834	$0.25

	1,475,668			816,084

	Options Outstanding
		Weighted-		Options Exercisable
	Number	Average	Weighted-	Exercisable and	Weighted
	Outstanding at	Remaining	Average	Outstanding at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2003	Life	Price	2003	Price
	(In years)
$0.01	800,000	6.8	$0.01	587,500	$0.01
$0.10	179,000	7.6	$0.10	179,000	$0.10
$0.15	100,000	9.3	$0.15	100,000	$0.15
$0.25	275,000	8.2	$0.25	186,457	$0.25

	1,354,000			1,052,957

In 2003 and 2002, the Company recorded compensation expense for employee options of $70,467 and $177,625, respectively.  The exercise prices of the options granted were below the deemed fair value of the Company’s common stock on the date of grant.  In periods subsequent to December 31, 2003 and 2002, the deferred compensation expense of $93,325 and $363,328, respectively, will be recognized as the related options vest.

In 2003 and 2002, the Company recorded compensation expense for non-employees of $0 and $51,450, respectively.  The Company did not grant non-employee options in 2003.  Upon issuance, the non-employee awards were immediately vested, non-forfeitable, and immediately exercisable.  Accordingly, the awards were valued under the fair value method of Statement of Financial Accounting Standards, “Accounting for Stock-Based Compensation” (SFAS 123) and the fair value was recorded as expense upon issuance.

Pro forma information regarding net loss is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock-based awards under the fair value method of SFAS 123.  The fair value for these awards was estimated at the date of the grant using the Black Scholes options pricing model with the following weighted average assumptions:  a risk free interest rate of 3.3% and 3.2% for 2003 and 2002, respectively, an expected dividend yield of 0%, no volatility, and an expected life of the option of four years.  Had compensation cost for stock options for the years ended December 31, 2003 and 2002 been determined based on the fair value at the grant date for awards in those periods consistent with the provisions of SFAS 123, the Company’s net loss would not have been materially impacted.

Note 12 - Supplemental cash flow information

Cash paid for interest and income taxes during the year ended December 31, 2003 was $419 and $800, respectively.

Cash paid for interest and income taxes during the year ended December 31, 2002 was $2,086 and $2,570 respectively.

Accretion related to preferred stock dividend requirements for the years ended December 31, 2003 and 2002 amounted to $219,981 and $852,825, respectively.

Note 13 - Concentration of credit risk

During the years ended December 31, 2003 and 2002, the Company periodically maintained deposits in a single bank account that exceeded the federally insured deposit limit of $100,000.

Note 14 - Employee benefit plan

The Company sponsors a 401(k) Retirement Savings Plan (the “Plan”) for all eligible employees who meet certain requirements.  Participants may contribute, on a pretax basis, not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code.  The Company is not required to contribute and has not contributed to the Plan for the years ended December 31, 2003 and 2002.

Note 15 - Subsequent events

Merger

On April 27, 2004 the Company signed a letter of intent to merge with AGT Biosciences Ltd. of Melbourne, Australia.  AGT is listed on the Australian Stock Exchange (ASX).  Under the terms of the merger agreement, AGT Biosciences acquired all of the issued shares of ChemGenex through the issuance of 28 million ordinary shares of AGT Biosciences Ltd. (equivalent to approximately $10.8 million USD).

On June 21, 2004, the merger was completed and the Company was acquired by AGT Biosciences, Ltd. (“AGT”).  The combined company named ChemGenex Pharmaceuticals, Ltd. maintains its headquarters in Geelong, Australia and its U.S. operations in Menlo Park, California.  The Company is listed on the Australian stock exchange under the ticker symbol CXS.

Forgiveness of debt

During 2004, various employees of the Company agreed to forgive accrued salaries due to them in the amounts of $348,143 and $50,000 as of December 31, 2003 and 2002, respectively.

On May 24, 2004, EPIL agreed to cancel the principal balance of the long-term note payable amounting to $446,276 and the related accrued interest balance amounting to $39,575 as of December 31, 2003.  As a result, there were no scheduled maturities of long-term debt as of December 31, 2003

Litigation settlement

In 2002, the Company entered into an agreement with a third party to provide research services.  In 2003, a claim was filed against the Company for fees related to services provided by the third-party.  The lawsuit was settled in February 2004 and resulted in a $10,000 settlement payment, which was accrued as of December 31, 2003 and 2002.

Issuance of stock in exchange for rent

Subsequent to March 31, 2004, the Company issued 7,000 shares of stock in exchange for reduced rent for the period from October 1, 2003 through April 30, 2004.

Dissolution of joint venture

On July 7, 2004, ChemGenex Newco Ltd., was dissolved.

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Statements of Operations (USD)

	Quarter Ended March 31,		Period from September 14, 1999
			(inception) to
	2004	2003	March 31, 2004
	(Consolidated)
Contract revenue from joint venture	$—	$—	$426,680

Operating expenses:
Research and development	144,680	161,137	4,718,930
General and administrative	174,294	175,037	2,708,263

Total operating expenses	318,974	336,174	7,427,193

Loss from operations	(318,974)	(336,174)	(7,000,513)

Other income (expenses):
Interest income	15	554	86,640
Interest expense	(14,843)	(7,467)	(95,272)

Total other expenses	(14,828)	(6,913)	(8,632)

Loss before taxes on income	(333,802)	(343,087)	(7,009,145)
Taxes on income	—	—	—
Equity in loss of joint venture	—	(1,426)	(12,479,382)

Net loss	(333,802)	(344,513)	(19,488,527)

Preferred stock dividend requirements	—	(219,981)	(1,241,016)

Net loss applicable to common shareholders	$(333,802)	$(564,494)	$(20,729,543)

See accompanying notes to financial statements.

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Balance Sheets  (USD)

	Quarter Ended March 31,
	2004	2003
	(Consolidated)
ASSETS
Current assets:
Cash and cash equivalents	$27,125	$130,744
Prepaid expenses and other current assets	19,440	12,239

Total current assets	46,565	142,983

Property and equipment, net	21,888	38,562
Deposits	5,807	7,207

	$74,260	$188,752

LIABILITIES AND STOCKHOLDERS’ NET CAPITAL DEFICIENCY
Current liabilities:
Accounts payable	$88,424	$50,823
Accrued wages	430,332	115,000
Accrued vacation	50,698	35,895
Accrued clinical trial costs	99,838	13,620
Accrued interest	62,272	7,467
Other accrued expenses	19,711	69,241
Capital lease obligation	—	2,692
Note payable to officer	584,550	—

Total current liabilities	1,335,825	294,738

Note payable to joint venture	446,276	446,276
Dividend payable	—	1,241,016

Redeemable convertible exchangeable Series B preferred stock; $0.001 par value, 1,602,000 shares designated, 1,068,000 shares issued and outstanding as of March 31, 2003	—	12,015,000

Stockholders’ net capital deficiency:
Series B convertible preferred stock; $0.001 par value, 1,602,000 shares designated, 1,178,312 shares issued and outstanding as of March 31, 2004	13,256,016	—

Series A convertible preferred stock; $0.001 par value, 5,000,000 shares authorized, 900,000 shares designated, 740,741 shares issued and outstanding	741	741

Common stock, $0.001 par value; 20,000,000 shares authorized; 8,326,010 and 8,179,593 shares issued and outstanding as of March 31, 2004 and 2003, respectively	8,326	8,180

Additional paid-in capital	5,806,573	5,781,968

Deferred stock compensation, net	(49,954)	(143,709)
Deficit accumulated during the development stage	(20,729,543)	(19,455,458)

Total stockholders’ net capital deficiency	(1,707,841)	(13,808,278)

	$74,260	$188,752

See accompanying notes to financial statements.

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Statements of Cash Flows (USD)

			Period from
			September 14, 1999
	Quarter Ended March 31,		(inception) to
	2004	2003	March 31, 2004
	(Consolidated)
Cash flows from operating activities:
Net loss	$(333,802)	$(344,513)	$(19,488,527)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,723	4,321	43,885
Stock-based compensation	43,378	20,083	706,969
Equity in loss of joint venture	—	—	12,479,382
Changes in assets and liabilities:			—
Accounts receivable	5,375	(9,616)	—
Prepaid expenses and other current assets	(1,926)	2,489	(19,440)
Deposits	—	—	(5,807)
Accounts payable	(7,045)	(33,858)	88,424
Accrued expenses	118,546	107,098	662,844

Net cash used in operating activities	(171,751)	(253,996)	(5,532,270)

Cash flows from investing activities:
Investment in joint venture	—	—	(12,107,541)
Capital expenditures	—	—	(44,668)

Net cash used in investing activities	—	—	(12,152,209)

Cash flows from financing activities:
Proceeds from note payable to Elan Pharma Int’l Ltd.	—	—	74,435
Borrowings on note payable to officer	179,550	—	584,550
Decrease in capital lease obligations	—	(3,076)	(21,113)
Proceeds from exercise of stock options	—	—	5,177
Proceeds from issuance of series A preferred stock	—	—	5,000,002
Proceeds from issuance of series B preferred stock	—	—	12,015,000
Proceeds from issuance of common stock	—	21,780	53,553

Net cash provided by financing activities	179,550	18,704	17,711,604

Net increase (decrease) in cash and cash equivalents	7,799	(235,292)	27,125

Cash and cash equivalents at beginning of year	19,326	366,036	—

Cash and cash equivalents at end of year	$27,125	$130,744	$27,125

See accompanying notes to financial statements.

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Statements of Stockholders' Net Capital Deficiency and Redeemable Convertible Preferred Stock

for the Period from September 14, 1999 (inception) to March 31, 2004 (USD)

	Redeemable Convertible Series B Preferred Stock		Convertible Series B Preferred Stock		Convertible Series A Preferred Stock		Common Stock		Additional Paid-In	Deferred Stock	Deficit AccumulatedDuring the Development	Total Stockholders’ Net Capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Stage	Deficiency

Net loss and comprehensive loss for the year ended December 31, 1999	—	$—	—	$—	—	$—	—	$—	$—	$—	$(40,622)	$(40,622)
Net loss and comprehensive loss for the year ended December 31, 2000	—	—	—	—	—	—	—	—	—	—	(335,612)	(335,612)
Balance at December 31, 2000	—	—	—	—	—	—	—	—	—	—	(376,234)	(376,234)
Issuance of common stock to founder in March 2001 at $0.00125 per share	—	—	—	—	—	—	8,000,000	8,000	2,000	—	—	10,000
Issuance of Series A preferred stock in April 2001 at $6.75 per share	—	—	—	—	740,741	741	—	—	4,999,261	—	—	5,000,002
Issuance of Series B preferred stock in April 2001 at $11.25 per share	1,068,000	12,015,000	—	—	—	—	—	—	—	—	—	—
Accretion of dividends on Series B preferred stock	—	—	—	—	—	—	—	—	—	—	(168,210)	(168,210)
Issuance of common stock upon exercise of stock options in December 2001 at $0.01 per share	—	—	—	—	—	—	108,333	108	975	—	—	1,083
Deferred stock compensation	—	—	—	—	—	—	—	—	907,200	(907,200)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	256,641	—	256,641
Stock-based compensation related to nonemployees	—	—	—	—	—	—	—	—	107,400	—	—	107,400
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(14,887,655)	(14,887,655)

Balance at December 31, 2001	1,068,000	12,015,000	—	—	740,741	741	8,108,333	8,108	6,016,836	(650,559)	(15,432,099)	(10,056,973)
Accretion of dividends on Series B preferred stock	—	—	—	—	—	—	—	—	—	—	(852,825)	(852,825)
Issuance of common stock upon exercise of stock options on various dates	—	—	—	—	—	—	65,260	66	1,050	—	—	1,116
Deferred stock compensation - revised for change in fair value	—	—	—	—	—	—	—	—	(109,606)	109,606	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	177,625	—	177,625
Stock-based compensation related to nonemployees	—	—	—	—	—	—	—	—	51,450	—	—	51,450
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(2,606,040)	(2,606,040)

Balance at December 31, 2002	1,068,000	$12,015,000	—	$—	740,741	$741	8,173,593	$8,174	$5,959,730	$(363,328)	$(18,890,964)	$(13,285,647)

	Redeemable Convertible Series B Preferred Stock		Convertible Series B Preferred Stock		Convertible Series A Preferred Stock		Common Stock		Additional Paid-In	Deferred Stock	Deficit Accumulated During the Development	Total Stockholders’ Net Capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Stage	Deficiency

Balance at December 31, 2002	1,068,000	$12,015,000	—	$—	740,741	$741	8,173,593	$8,174	$5,959,730	$(363,328)	$(18,890,964)	$(13,285,647)
Accretion of dividends on Series B preferred stock	—	—	—	—	—	—	—	—	—	—	(219,981)	(219,981)
Issuance of common stock to landlord in March 2003 at $3.63 per share	—	—	—	—	—	—	6,000	6	21,770	—	—	21,776
Deferred stock compensation - revised for change in fair value	—	—	—	—	—	—	—	—	(199,536)	199,536	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	20,083	—	20,083
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(344,513)	(344,513)

Balance at March 31, 2003	1,068,000	$12,015,000	—	$—	740,741	$741	8,179,593	$8,180	$5,781,964	$(143,709)	$(19,455,458)	$(13,808,282)

Cancellation of Series B Preferred Stock redemption feature	(1,068,000)	$(12,015,000)	1,068,000	$12,015,000	—	—	—	—	—	—	—	12,015,000
Accretion of dividends on Series B preferred stock	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B preferred stock in May 2003 at $11.25 per share	—	—	110,312	1,241,016	—	—	—	—	—	—	—	1,241,016
Issuance of common stock upon exercise of stock options on various dates	—	—	—	—	—	—	140,417	140	2,838	—	—	2,978
Issuance of common stock to landlord in December 2003 at $3.63 per share	—	—	—	—	—	—	6,000	6	21,771	—	—	21,777
Deferred stock compensation - revised for change in fair value	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	50,384	—	50,384
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(940,283)	(940,283)

Balance at December 31, 2003	—	$—	1,178,312	$13,256,016	740,741	$741	8,326,010	$8,326	$5,806,573	$(93,325)	$(20,395,741)	$(1,417,410)
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	43,371	—	43,371
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(333,802)	(333,802)

Balance at March 31, 2004	—	$—	1,178,312	$13,256,016	740,741	$741	8,326,010	$8,326	$5,806,573	$(49,954)	$(20,729,543)	$(1,707,841)

CHEMGENEX THERAPEUTICS, INC.

(a development stage company)

Notes to Financial Statements

For Quarter Ended March 31, 2004 (Consolidated) and 2003

Note 1 - Nature of business

ChemGenex Therapeutics, Inc. (the “Company”) was incorporated in Delaware on September 14, 1999.  The Company was formed to develop novel small molecule therapeutics for the treatment of cancer and related conditions.  The Company operates in one business segment to license, develop and commercialize new cancer drugs. The Company currently has two drug candidates in Phase II human trials for cancer.  The Company’s office is located in Menlo Park, California.

Development stage

The Company is in the development stage. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations are dependent upon future events, including future financing, successfully completing product development, regulatory approvals, and achieving a sufficient level of revenue to become an established operating enterprise. The activities of the Company have been accounted for as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.

The Company incurred net losses of approximately $334,000 and $345,000 during the quarters ended March 31, 2004 and 2003, respectively.  The Company expects to continue to incur losses as it completes its development program.  Although the Company has historically been able to satisfy its cash requirements, there can be no assurance that efforts to obtain sufficient financing for operations will be successful in the future.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The incurred net losses and the rate of operating cash flow expenditures raise substantial doubt about the Company’s ability to continue as a going concern.  See Note 16.

Note 2 - Summary of significant accounting policies

Principles of consolidation

The accompanying 2004 consolidated financial statements include the Company’s wholly owned subsidiary ChemGenex Newco, Ltd.  All significant intercompany transactions have been eliminated in the consolidation.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years.

Accounting for stock-based compensation

As permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations in accounting for its employee stock option grants. Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Comprehensive loss

The Company’s total comprehensive loss was the same as its net loss for the quarters ended March 31, 2004 and 2003, and for the period from September 14, 1999 (inception) to March 31, 2004.

Research and development

Research and development expenses consist of costs incurred for company-sponsored, collaborative and contracted research and development activities. These costs include direct and research-related overhead expenses. The Company expenses research and development costs as such costs are incurred.  Expenses related to clinical trials generally are accrued based on contracted amounts applied as patients are enrolled in the clinical trials.

Contract revenue from joint venture

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and the collection is reasonably assured.  To date the Company’s revenues are derived entirely from research and development contracts related to the joint venture arrangement, more fully described in Note 3.

Financial instruments

All financial instruments are carried at amounts that approximate fair value.

Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses.  Actual results may differ from the estimates.  Significant estimates in the financial statements include the estimate of fair value for the Company’s common stock in determining stock based compensation and long-lived asset lives.

Note 3 - Joint venture with Elan Corporation, PLC

In April 2001, the Company and Elan Corporation, PLC (Elan), through its wholly owned subsidiary Elan International Services, Ltd (EIS), formed ChemGenex Newco, Ltd. (Newco), a Joint Venture (JV) to develop regional drug delivery oncology therapeutics, using NanoCrystal drug delivery technology.  The Company’s contributed capital to Newco was $12,015,000 for 6,000 shares of voting common stock and 3,612 shares of non-voting convertible Series A preferred stock.  The EIS contribution to Newco was $2,985,000 for 2,388 shares of non-voting convertible preferred stock.  Both contributions combined amounted to $15,000,000.  The stock and cash transactions translated into 80.1% and 19.9% ownership in the joint venture for the Company and EIS, respectively.

Newco paid $15,000,000 to Elan Pharma International Limited (EPIL), a wholly owned subsidiary of Elan, for a license providing Newco non-exclusive rights to use certain Elan in-process drug delivery technologies.  The EPIL technology rights acquired relate to very early stage technology that, in the opinion of management, has not reached technological feasibility and has no future alternative uses.  As a result, Newco recorded a charge for in-process research and development for $15,000,000 in 2001.  The Company also licensed certain drug delivery technologies to Newco on a non-exclusive basis.

The Agreement also provided for the following terms and transactions:

•                  EIS purchased 740,741 shares of the Company’s Series A convertible preferred stock at $6.75 per share.

•                  EIS purchased 1,068,000 shares of the Company’s redeemable exchangeable Series B convertible preferred stock (the “Series B Preferred Stock”) at $11.25 per share.  The Series B preferred stock is redeemable in 2007 for a price equal to the applicable original issue price per share, plus declared but unpaid dividends with respect to such shares.  As a result of this redemption feature, the Series B Preferred Stock is classified outside of stockholders’ net capital deficiency.

•                  The Series B Preferred Stock, but not any accrued and unpaid dividends, are exchangeable in whole at EIS’s option at any time for such number of Newco preferred shares held by ChemGenex as would, together with the Newco initial funding, represent 50% of the Newco common shares, on a fully diluted basis.  Accordingly, assuming exercise of the exchange right and conversion of the Newco preferred stock into Newco common stock after the second anniversary of the original issue date, the Company and EIS would each own 50% of Newco’s voting shares.

•                  The Company, at its sole discretion, can fund 80.1% of the joint venture research and development costs up to $8,010,000 through April 20, 2003.  EPIL made a loan facility available to the Company for up to $8,010,000.  The purpose of this loan facility was to support the Company’s share of the joint venture’s research and development costs pursuant to a convertible promissory note issued by the Company to EPIL.  The loan facility has a six-year term and will bear interest at 7% per annum, compounded annually, on any amounts borrowed under the facility.  Anytime after April 20, 2003, EIS may convert all or any portion of the principal and accrued interest into common stock of the Company at a conversion price of $9.25.  No transactions were consummated under these arrangements after April 20, 2003 through the dissolution of the joint venture agreement on May 8, 2003 discussed below.  The outstanding principal balance on the loan facility was $446,276 as of March 31, 2004 and 2003.  Accrued interest was approximately $47,154 and $16,760 as of March 31, 2004 and 2003, respectively.

While the Company owns 80.1% of the outstanding capital stock (and 100% of the outstanding common stock) of Newco, Elan and its subsidiaries have retained significant minority investor rights that are considered “participating rights” as defined in the Emerging Issues Task Force Consensus No. 96-16.  Accordingly, the Company did not consolidate the financial statements of Newco in 2001 and 2002.  Instead, the Company accounted for its investment in Newco under the equity method of accounting.  The Company recorded its investment in the stock of Newco at cost, and adjusted the carrying amount of the investment to recognize its share of the losses of the investee after the date of the acquisition.  On May 8, 2003, the Company purchased EIS’ 19.9% interest in Newco for $10 and Newco became a wholly-owned subsidiary.  Accordingly, the Company’s financial statements as of March 31, 2004 are presented on a consolidated basis.

In conjunction with the above purchase on May 8, 2003, the Company and Elan and its wholly owned subsidiaries agreed to terminate the Newco agreements.  The termination agreement provided the following terms and conditions:

•                  The principal and accrued interest from the loan facility will convert into shares of the Company’s common stock in the event of a qualified financing event no later than November 1, 2003.

•                  The Series A and B preferred stock will convert into the Company’s common stock upon a qualified financing event, qualified acquisition or qualified asset transfer no later than November 1, 2003.

•                  The Warrant to purchase 74,074 shares of Series A preferred stock, more fully described in Note 10 was cancelled.

•                  A qualified financing event was defined as ChemGenex raising a minimum of $5 million in aggregate proceeds after deduction of fees and expenses.  In any event, EIS would not own more than 25% of the issued and outstanding shares of ChemGenex common stock on a fully diluted basis after giving effect to the issuance of the financing securities in a qualified financing event.

•                  The accrued dividend on the Series B Preferred Stock was converted into 110,312 shares of Series B Preferred Stock at $11.25 per share.  No further dividends will be due the holder of the Series B Preferred Stock.

Note 4 - Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following as of March 31, 2004 and 2003:

	2004	2003
Other receivable, related party	$—	$10,356
Prepaid insurance	14,155	1,883
Corporate administrative services	5,285	—

	$19,440	$12,239

Note 5 - Property and equipment

Property and equipment consisted of:

	2004	2003
Computers and equipment	$33,824	$33,824
Furniture and fixtures	14,940	14,940
Lab equipment	17,018	17,018

Total property and equipment	65,782	65,782
Less accumulated depreciation and amortization	(43,894)	(27,220)

Property and equipment, net	$21,888	$38,562

Note 6 - Note payable to officer

On May 1, 2003, ChemGenex issued a convertible promissory note to the Company’s founder.  The note allows for borrowings up to $1,000,000 and bears interest of 6% per annum.  As of March 31, 2004, the principal and interest amount due were $584,550 and $15,148, respectively.  On June 15, 2004, ChemGenex issued a note termination agreement to the Company’s founder as a condition to consummating the transactions contemplated under that certain agreement and plan of merger dated April 27, 2004.  The Company’s founder agreed to cancel the note that had an outstanding principal of $900,550 and accrued interest of $23,786 on June 15, 2004.

Note 7 - Operating leases

The Company leases its facilities under operating lease agreements. The Company is required to pay certain utilities, tax, maintenance, and insurance expenses on the leases.  In October 2002, the Company renewed the lease agreement for its office facility on a month-to-month basis for the period from October 1, 2002 to April 30, 2004 at a reduced monthly rate of $2,904.  In consideration of the reduced rent, the landlord is to receive 1,000 shares per month of the Company’s common stock for each month in which the rent is reduced.  In exchange for the rent reduction, the Company issued zero and 6,000 shares of common stock to the landlord during the quarters ended March 31, 2004 and 2003, respectively.  Rent expense for each of the quarters ended March 31, 2004 and 2003 amounted to $17,700.

Note 8 - Capital lease obligations

During the year ended December 31, 2001, the Company acquired furniture and computer equipment under capital leases that expired through June 2003.  The depreciation of assets under capital leases is included in depreciation expense.  The cost of assets under capital leases was $21,113 as of March 31, 2004 and 2003.  Accumulated depreciation for these assets was $19,189 and $11,343 as of March 31, 2004 and 2003, respectively.

Note 9 - Income taxes

As of March 31, 2004 and 2003, the Company had deferred tax assets of approximately $7,367,000 and $6,215,000, respectively.  Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain.  Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.  The net valuation allowance increased by approximately $28,000 and $41,000 for the period ended March 31, 2004 and 2003, respectively.  Deferred tax liabilities and assets primarily relate to net operating loss carry forwards and joint venture temporary differences.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets as of March 31, 2004 and 2003 are as follows:

	2004	2003
Depreciation	$1,000	$1,000
Unamortized balance of joint venture license fees	4,813,000	4,186,000
Accrued expenses	222,000	64,000
Net operating loss carryforward	2,086,000	1,741,000
Federal research and development tax credit	119,000	108,000
State research and development tax credit	126,000	115,000

Total deferred tax asset	7,367,000	6,215,000
Valuation allowance	(7,367,000)	(6,215,000)

Net deferred tax asset	$—	$—

As of March 31, 2004 the Company had net operating loss carry forwards for federal income tax purposes of approximately $4,852,000 which expire beginning in the year 2020.  The Company also has state net operating loss carry forwards of approximately $6,380,000 which expire beginning in 2007.

As of March 31, 2004 the Company had a federal general business credit carryover of $119,000 and a state research credit carryover of $126,000 that expire beginning in 2019.

Utilization of the net operating loss carry forwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions.  The annual limitation may result in the expiration of net operating losses and credits before utilization

Note 10 - Convertible preferred stock

The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001 per share.  Of the authorized shares of preferred stock, 900,000 are designated as Series A preferred stock, and 1,602,000 are designated as Series B preferred stock.

Convertible preferred stock at March 31, 2004 and 2003 comprised the following:

	Number of	Number of Shares
	Shares	Issued and Outstanding
	Designated	2004	2003

Series A	900,000	740,741	740,741
Series B	1,602,000	1,178,312	1,068,000

	2,502,000	1,919,053	1,808,741

The rights, preferences, and privileges of the preferred stockholders are as follows:

Dividends

The Series A preferred stock does not bear dividends.  The holders of Series B preferred stock are entitled to receive a mandatory dividend equal to 7% of the applicable original issue price, per annum, compounded annually commencing on the date which is six months after the original issue date.  The dividend shall be cumulative, and shall be payable annually on each succeeding twelve month anniversary of the original issue date and shall be payable solely by the issuance of additional shares of Series B preferred stock at a price equal to the applicable original issuance price and not in cash; provided that, such dividend shall not be declared payable, become due or paid to any holder without the consent of such holder, in accordance with the Series B preferred stock issuance agreement executed on March 30, 2001.  The original issue price of the Series B preferred stock is $11.25.  For the periods ended March 31, 2004 and 2003, preferred Series B dividends of $0 and $219,981, respectively, were added to the net loss to arrive at a net loss applicable to common stockholders.

Liquidation

The holders of Series A and B preferred stock are entitled to a liquidation preference to common stockholders of $6.75 and $11.25 per share, respectively, plus all declared and unpaid dividends.  After the above amounts have been paid, the remaining assets, if any, shall be distributed ratably to the common stockholders.

Conversion

Each share of Series A preferred stock is convertible, at the option of the holder, at any time into fully-paid and nonassessable shares of common stock on a one-for-one basis.  Each share of Series B preferred stock is convertible, at the option of the holder, at any time after the second anniversary of the original issuance date into fully-paid and nonassessable shares of common stock on a one-for-one basis.  Conversion is automatic (A) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the series preferred, or (B) immediately upon the closing of a firmly underwritten public offering covering the offer and sale of common stock for the account of the Company in which (i) the per share price is at least $7.50, and (ii) the gross cash proceeds to the Company are at least $30,000,000.  The Company has reserved 1,919,053 shares of common stock in the event of the conversion.

Voting

The holders of each share of Series A preferred stock are entitled to vote on an as-converted basis along with common stockholders.  The holders of each share of Series B preferred stock shall not have voting rights.  As long as at least 1,000,000 shares of preferred stock remain outstanding, the Company may not, without the approval of the vote or written consent of the holders of a majority of the then outstanding shares of preferred stock, authorize or designate any new class or series of stock or any other securities convertible into equity securities of the Company ranking senior to the series preferred in right of redemption, liquidation preference, voting or dividends or any increase in the authorized or designated number of any such new class or series.

Redemption

The Company shall be obligated to redeem the Series B preferred stock beginning on the sixth anniversary of the original issue date, and the stock shall be redeemed for a price equal to the applicable original issue price per share, plus declared but unpaid dividends with respect to such shares.

Exchangeability

The Series B Preferred Stock, but not any accrued and unpaid dividends, are exchangeable in whole at EIS’ option at any time for such number of Newco preferred shares held by ChemGenex as would, together with the Newco initial funding, represent 50% of the Newco common shares, on a fully diluted basis.  In conjunction with the Elan termination agreement in May 2003, more fully described in Note 3, EIS’ option to exchange was cancelled.

Warrants

In connection with the issuance of preferred stock, the Company issued a warrant to purchase 74,074 shares of Series A preferred stock, at an exercise price of $10.00 per share.  In conjunction with the Elan termination agreement in May 2003, more fully described in Note 3, the warrant was cancelled.

Note 11 - Common stock

The Company is authorized to issue up to 20,000,000 shares of common stock with a par value of $0.001 per share.

As of March 31, 2004 the Company has reserved shares of common stock for future issuance as follows:

Stock option plans	1,685,989
Upon conversion of preferred stock	1,919,053
Preferred stock warrants	—

Total shares reserved	3,605,042

Note 12 - Stock-based compensation

In April 2001, the Company adopted the 2001 Equity Incentive Plan (the Plan) under which qualified employees, directors, and consultants may receive options to purchase shares of common stock at fair value as determined by the Board of Directors.  Options granted generally vest at a rate of at least 20% per year over a period of five years and expire after ten years.  The Company has reserved 2,000,000 shares of common stock for issuance under the Plan.  The Plan expires in 2011.

The following table summarizes option activity for the periods ended March 31, 2004 and 2003:

Shares Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price Per Share
Balance as of December 31, 2002	350,739	1,475,668	$0.07
Granted	—	—	$0.00
Forfeited	81,250	(81,250)	$0.12
Exercised	—	—	$0.00

Balance as of March 31, 2003	431,989	1,394,418	$0.07
Granted	(100,000)	100,000	$0.15
Forfeited	—	—	$0.00
Exercised	—	(140,418)	$0.02

Balance as of December 31, 2003	331,989	1,354,000	$0.08
Granted	—	—	$0.00
Forfeited	—	—	$0.00
Exercised	—	—	$0.00

Balance as of March 31, 2004	331,989	1,354,000	$0.08

Exercise prices for options outstanding as of March 31, 2004 and the weighted average contractual life are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Weighted- Number Outstanding at March 31, 2004	Average Remaining Contractual Life	Weighted- Average Exercise Price	Exercisable and Outstanding at March 31, 2004	Weighted Average Exercise Price
	(In years)
$0.01	800,000	6.5	$0.01	631,250	$0.01
$0.10	179,000	7.4	$0.10	179,000	$0.10
$0.15	100,000	9.0	$0.15	100,000	$0.15
$0.25	275,000	7.9	$0.25	197,082	$0.25

	1,354,000			1,107,332

For the periods ended March 31, 2004 and 2003, the Company recorded compensation expense for employee options of $43,371 and $20,083, respectively.  The exercise prices of the options granted were below the deemed fair value of the Company’s common stock on the date of grant.  In periods subsequent to March 31, 2004 and 2003, the deferred compensation expense of $49,954 and $143,709, respectively, will be recognized as the related options vest.

For the periods ended March 31, 2004 and 2003, the Company did not grant any non-employee stock options and therefore did not have any non-employee stock compensation expense.  Upon issuance, non-employee awards immediately vest, are non-forfeitable, and are immediately exercisable.  Accordingly, the awards are valued under the fair value method of Statement of Financial Accounting Standards, “Accounting for Stock-Based Compensation” (SFAS 123) and the difference between the fair value and the exercise price is recorded as an expense upon issuance.

Pro forma information regarding net loss is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock-based awards under the fair value method of SFAS 123.  The fair value for these awards was estimated at the date of the grant using the Black Scholes options pricing model with the following weighted average assumptions:  a risk free interest rate of 3.3% and 3.2% for the periods ended March 31, 2004 and 2003, respectively, an expected dividend yield of 0%, no volatility, and an expected life of the option of four years.  Had compensation cost for stock options for the periods ended March 31, 2004 and 2003 been determined based on the fair value at the grant date for awards in those periods consistent with the provisions of SFAS 123, the Company’s net loss would not have been materially impacted.

Note 13 - Supplemental cash flow information

Cash paid for interest during the quarter ended March 31, 2004 was $16.  There was no cash paid for interest and income taxes during the quarter ended March 31, 2003.

Accretion related to preferred stock dividend requirements for the periods ended March 31, 2004 and 2003 amounted to $0 and $219,981, respectively.

Note 14 - Concentration of credit risk

During the quarter ended March 31, 2003, the Company periodically maintained deposits in a single bank account that exceeded the federally insured deposit limit of $100,000.

Note 15 - Employee benefit plan

The Company sponsors a 401(k) Retirement Savings Plan (the “Plan”) for all eligible employees who meet certain requirements.  Participants may contribute, on a pretax basis, not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code.  The Company is not required to contribute and has not contributed to the Plan for the quarter ended March 31, 2004.

Note 16 - Subsequent events

Merger

On April 27, 2004 the Company signed a letter of intent to merge with AGT Biosciences Ltd. of Melbourne, Australia.  AGT is listed on the Australian Stock Exchange (ASX).  Under the terms of the merger agreement, AGT Biosciences acquired all of the issued shares of ChemGenex through the issuance of 28 million ordinary shares of AGT Biosciences Ltd. (equivalent to approximately $10.8 million USD).

On June 21, 2004, the merger was completed and the Company was acquired by AGT Biosciences, Ltd. (“AGT”).  The combined company, named ChemGenex Pharmaceuticals, Ltd., maintains its headquarters in Geelong, Australia and its U.S. operations in Menlo Park, California.  The Company is listed on the Australian stock exchange under the ticker symbol CXS.

Forgiveness of debt

During 2004, various employees of the Company agreed to forgive accrued salaries due to them in the amount of $430,332 as of March 31, 2004.

On May 24, 2004, EPIL agreed to cancel the principal balance of the long-term note payable amounting to $446,276 and the related accrued interest balance amounting to $47,124 as of March 31, 2004.  As a result, there were no scheduled maturities of long-term debt as of March 31, 2004.

Issuance of stock in exchange for rent

Subsequent to March 31, 2004, the Company issued 7,000 shares of stock in exchange for reduced rent for the period from October 1, 2003 through April 30, 2004.

Dissolution of joint venture

On July 7, 2004, ChemGenex Newco Ltd., was dissolved.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Effective June 21, 2004, ChemGenex Pharmaceuticals Limited, formerly AGT Biosciences Limited (the “Company”), acquired 100% of the issued and voting share capital of ChemGenex Therapeutics Inc. (the “Acquiree”), an unlisted US company specializing in the development of anti-cancer compounds including Quinamed® and Ceflatonin®.

The acquisition is accounted for under the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US GAAP purchase price of $16,695,937 consisted of the issuance of 28,000,000 shares of the Company’s common stock with an estimated fair value of $14,728,000 plus $1,967,937 in direct acquisition costs.  Of the total purchase price, $16,570,561 was allocated to in-process research and development and immediately charged to operations because such in-process research and development had not reached the stage of technical feasibility at the acquisition date and had no alternative future use. The remainder of the purchase price was allocated to tangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, which approximated book values.

The components and allocation of the purchase price consisted of the following (in Australian dollars):

Consideration and direct acquisition costs:
Fair value of common stock	$14,728,000
Direct acquisition costs	1,967,937
Total purchase price	$16,695,937

Allocation of purchase price:
Cash and cash equivalents	$113,284
Accounts receivable	37,000
Prepaid expenses and other current assets	14,398
Plant and equipment	24,755
Accounts payable	(35,490)
Accrued liabilities	(28,571)
In-process research and development	16,570,561
Total purchase price	$16,695,937

The following unaudited pro forma consolidated statement of operations for the year ended June 30, 2004 is presented on a US GAAP basis and is derived from the historical consolidated financial statements of the Company and the Acquiree included elsewhere in this registration statement, as if the acquisition of the Acquiree had occurred on July 1, 2003. Although the Company and Acquiree have different fiscal year ends, the historical consolidated statement of operations of the Acquiree has been adjusted to reflect the same fiscal year as the Company.  A pro forma consolidated statement of operations for the six months ended December 31, 2004 is not presented as the results of operations of the Acquiree are already reflected in the historical results of operations of the Company for the entire interim period.

The unaudited pro forma consolidated statement of operations is for information purposes only and does not purport to present what the Company’s results would have been had the acquisition actually occurred on July 1, 2003, or to project the Company’s results of operations for any future period.

The unaudited pro forma consolidated statement of operations should be read in conjunction with the audited consolidated financial statements of the Company and the Acquiree included elsewhere in this registration statement.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended June 30, 2004

(in Australian dollars)

	Company Historical US GAAP (a)	Acquiree July 1, 2003- June 21, 2004 US GAAP (b)	Pro Forma Adjustments (c)	Pro Forma US GAAP
	$	$	$	$
Revenue from ordinary activities	3,490,459			3,490,459
Operating expenses
Research and development	(5,381,298)	(665,918)		(6,047,216)
General and administrative	(1,703,911)	(330,954)		(2,034,865)
In-process research and development	(16,570,561)			(16,570,561)
Total operating expenses	(23,655,770)	(996,872)		(24,652,642)

Loss from operations	(20,165,311)	(996,872)		(21,162,183)
Other income (expense)
Exchange rate gain	24,153			24,153
Interest income	80,828	98		80,926
Interest expense	(12)	(63,065)		(63,077)
Total other income (expense)	104,969	(62,967)		42,002

Loss before income tax expense	(20,060,342)	(1,059,839)		(21,120,181)
Income tax expense
Net loss	(20,060,342)	(1,059,839)		(21,120,181)

Basic and diluted loss per share	$(0.35)			$(0.24)
Weighted average shares- basic and diluted	57,678,611			86,728,294

Notes to the Unaudited Pro forma Consolidated Statement of Operations

(a) Reflects the historical results of operations of the Company for the year ended June 30, 2004 on a US GAAP basis. Refer to Note 26 of the Company’s audited consolidated financial statements included elsewhere in this Registration Statement for a description of the differences between accounting principles generally accepted in Australia and US GAAP as they relate to the Company and for a reconciliation to US GAAP of net loss for the periods indicated therein.

(b) Reflects the historical results of operations of the Acquiree on a US GAAP basis for the period July 1, 2003 to June 21, 2004, which have been derived by combining the US GAAP results of operations for the twelve months to December 31, 2003 (which are included elsewhere in this registration statement) minus the US GAAP results of operations for the six months to June 30, 2003 plus the US GAAP results of operations for the period January 1, 2004 to June 21, 2004.  The historical results of operations were translated from US dollars to Australian dollars using a weighted average exchange rate of $0.7109.

(c) There are no pro forma adjustments attributable to the acquisition of the Acquiree due to the following:

(i)             The fair value of acquired property and equipment approximated book value, and therefore no adjustments to depreciation were necessary;

(ii)          The excess of the purchase price over the fair value of identifiable net assets was allocated entirely to in-process research and development and immediately written off to earnings at the date of acquisition.  Such nonrecurring charge is already reflected in the historical results of operations of the Company; and

(iii)       The Company did not incur debt to finance the acquisition, and therefore no adjustments to interest expense were necessary.